20 20 Powering the future
PROXY STATEMENT



PINNACLE WEST CAPITAL CORPORATION



APS Clean Energy Commitment

CLEAN ENERGY PATHWAY



2005 24%

2019 50%

2030 65% (Estimated)

2050 100% (Aspirational Goal)

CLEAN ENERGY COMMITMENTS

- 100% clean, carbon-free electricity by 2050
- 65% clean energy by 2030, with 45% of our generation portfolio from renewable energy
- End our use of coal-fired generation by 2031

A CLEAN ECONOMIC FUTURE

- Meet our responsibility to power a low-carbon economy in Arizona
- Guided by sound science to advance a healthy environment
- Market-driven energy innovation and a strong Arizona economy are critical
- Starting from an energy mix that is 50% clean, including energy efficiency and carbon-free and clean energy from Palo Verde Generating Station

PATHWAYS TO 100% CLEAN

POLICY DECISIONS	Support policy decisions that leverage market-based technology and innovation to attract investment in Arizona
EXISTING POWER SOURCES	Near-term use of natural gas until technological advances are available to maintain reliable service at reasonable prices
EVOLVING MARKET-BASED SOLUTIONS	Participation in the Energy Imbalance Market provides access to clean energy resources while saving customers money
ELECTRIFICATION	Electrification will drive a cleaner environment and more energy-efficient operations throughout the economy
MODERNIZATION OF THE ELECTRIC GRID	Continue to advance infrastructure that is responsive and resilient while providing customers more choice and control
ENERGY STORAGE SOLUTIONS	Storage creates opportunity to take advantage of midday solar generation and better respond to peak demand

NEXT STEPS: COLLABORATION, ALIGNMENT AND INNOVATION

- Reliability and affordability are foundational
- Collaborate with customers, stakeholders and regulators
- Promote economy-wide electrification of industry, transportation and buildings
- Support innovation, research and development of new technology

aps.com/cleanenergy

COVER PHOTO

STACEY HOBIN | SR. ENVIRONMENTAL SCIENTIST

Talented and resourceful employees in STEM careers and across the Company enable us to deliver clean, reliable and affordable energy to our customers.

A MESSAGE FROM OUR CHAIRMAN, PRESIDENT AND CEO

To our Shareholders:

On behalf of our Board of Directors, management and employees, I invite you to participate in our 2020 Annual Meeting of Shareholders. The meeting will be held at 10:30 a.m. (MST), Wednesday, May 20, 2020. Details regarding how to attend the meeting and the business to be conducted are in the accompanying Notice of Annual Meeting and Proxy Statement.



Now in my first full year as Chairman, President and CEO, I am honored to lead Pinnacle West into a new phase of our Company's journey. We take tremendous pride in our commitment to customers, employees, the communities we serve across Arizona and you, our shareholders. Pinnacle West achieved another year of strong operational performance in 2019, led by our talented and resourceful employees. You can learn more about those accomplishments inside on pages 3-7, in the Annual Report that accompanies this Proxy Statement and online at pinnaclewest.com.

My leadership team and I are focused on building on the foundation of operational excellence and strong financial performance shaped by my predecessor, Don Brandt. We are grateful to Don for his 17 years at Pinnacle West, including a decade at the helm guiding our Company. His unwavering, decisive leadership turned Pinnacle West into a stronger, more agile enterprise, greatly improved our safety culture and made the communities we serve better places to live, work and play.

That foundation is serving our Company well as we continue into unquestionably a time of transition for our industry, our state's energy future, and fulfilling the needs and expectations of our customers. Our corporate strategy will address critical challenges ahead, including:

- ✓ Delivering cleaner energy without compromising affordability and reliability for our customers;
- ✓ Enhancing customer satisfaction with the services we provide;
- ✓ Fostering a workplace culture that enables us to attract and retain a diverse, inclusive workforce; and
- ✓ Making investments in our system to meet our customers' needs, support the state's economic and population growth, and position our company for a sustainable future.

> "We take tremendous pride in our commitment to customers, employees, the communities we serve across Arizona and you, our shareholders."

Also critical to our long-term success is building value for our shareholders. We acknowledge that the Company underperformed compared to our historical track record for total shareholder return ("TSR") in 2019. Increased regulatory uncertainty impacted shareholder confidence. We are already on a more positive path forward by focusing on robust communication and collaboration with the Arizona Corporation Commission ("ACC") and other stakeholders. We believe we have the right strategy and team in place to once again meet your expectations for delivering consistent shareholder value and meeting the needs of our customers and various stakeholders.

Our Board of Directors plays a vital role in establishing our corporate strategy. Their varied knowledge, experience and skills bring crucial insights to developing near- and long-term goals and ultimately overseeing our progress in building a more sustainable energy future and creating value for our customers and shareholders.

One of our longtime Directors, Mike Gallagher, will retire from the Board as of the 2020 Annual Meeting. We thank Mike for his many years of service; his deep knowledge of Arizona and valued counsel on important issues facing our Company will be missed.

Finally, your vote is important to us. Whether or not you plan to participate in the Annual Meeting, we encourage you to vote promptly. You may vote on the internet; by telephone; or by completing, signing, dating and returning a proxy card or voting instruction form.

Thank you for your investment and continued support of Pinnacle West.

Sincerely,



Jeffrey B. Guldner
Chairman of the Board, President
and Chief Executive Officer

A MESSAGE FROM OUR LEAD DIRECTOR

Dear Fellow Shareholders,

On behalf of the Board, I thank you for your investment in Pinnacle West. As we approach our 2020 Annual Meeting, I take this opportunity to provide you with an update on how your Board is approaching and addressing key areas of shareholder value, management succession planning, and board refreshment. Through these areas, your Board is positioning Pinnacle West for continued sustainable growth.



DRIVING SHAREHOLDER VALUE

As directors of Arizona's largest and longest-serving electric company, we view operational excellence as paramount to long-term value creation for our shareholders. Our management team continues to drive outstanding operational execution while growing our business and leveraging technology to promote a long-term sustainable energy future. As Jeff notes in his letter, during 2019 our total shareholder value underperformed our historical track record. We believe Jeff and his management team have the right strategy in place to drive shareholder value performance and the Board will continue to focus on strategic matters of importance to our Company, including operational excellence, customer service and shareholder value.

EXECUTING ON OUR MANAGEMENT SUCCESSION PLANNING PROCESS

In August 2019, we announced that Jeff Guldner would succeed Don Brandt as Chairman, CEO and President of Pinnacle West and as Chairman of the Board and CEO of APS, effective November 2019. This seamless CEO transition reflects the very deliberate succession and development plan overseen by the Board, who remains focused on building a sustainable leadership pipeline. Jeff, who joined us in 2004, was promoted to the position of President of APS in 2018 where he had responsibility for all aspects of APS, excluding nuclear generation. He also served as Executive Vice President, Public Policy of Pinnacle West. Given Jeff's long tenure, as well as his operating experience and strong background in legal and regulatory matters, your Board is confident that Jeff and his management team will provide steady and thoughtful leadership.

> "This seamless CEO transition reflects the very deliberate succession and development plan overseen by the Board, who remains focused on building a sustainable leadership pipeline."

On January 21, 2020, Maria Lacal took over as Executive Vice President and Chief Nuclear Officer, succeeding Bob Bement in that role. Maria joined APS in 2007 as Director of Strategic Projects at Palo Verde Generating Station. In 2011, she was promoted to Vice President of Operations Support and subsequently promoted to Senior Vice President, Regulatory and Oversight in 2016. Prior to joining APS, she served as Director of Operations Support for the nuclear division of Florida Power & Light Company and held other management positions at Turkey Point Nuclear Plant. She becomes only the second woman in the United States to be named a Chief Nuclear Officer and the first at Palo Verde, the nation's largest energy producer for 27 consecutive years.

With a goal to align operations to support a future focused on customers, clean energy, economic development throughout the communities we serve, and sustainable growth for the Company, APS and Arizona, the Board, working with Jeff Guldner, made additional changes to the management team. We promoted Daniel Froetscher to the position of President and Chief Operating Officer of APS. Jim Hatfield was promoted to the position of Executive Vice President and Chief Administrative Officer of Pinnacle West and APS, and Ted Geisler was promoted to the position of Senior Vice President and Chief Financial Officer of Pinnacle West and APS. Ted has been Vice President and Chief Information Officer of APS since February 2018. He previously held the positions of: General Manager, Transmission and Distribution Operations and Maintenance of APS; Director, Investor Relations of Pinnacle West; and Director, Transmission Operations and Maintenance of APS. Ted possesses the skill set we believe is needed to be an effective and impactful CFO, such as having a deep understanding of our business and industry, financial foresight, financial competence and a well-balanced perspective on risk. We have strategically selected successors for our management team who we believe will lead our Company successfully into the future with continued strong and sustainable performance.

ROBUST BOARD REFRESHMENT PLANNING PRACTICES

In addition to our deliberate and thoughtful approach to management succession planning, the Board has been equally mindful of its own refreshment practices to facilitate an orderly transition of Board members. Since we adopted a Director Retirement Policy in 2016, we have had one Board member retire and we have added three new members to the Board. This year, one of our current Directors, Mike Gallagher, is retiring under our policy and will not stand for re-election at the Annual Meeting. We thank him for his years of service. Our Company and our Board have benefitted greatly from his counsel and guidance.

In February 2020, we added Glynis Bryan to our Board. With more than 20 years of CFO experience, Glynis brings additional financial, audit and accounting, and public company board experience to our Board, supplementing our current knowledge base and positioning us for seamless transitions as our Board refreshment process continues.

> "As part of our Board refreshment planning process, we have developed and continue to update a matrix of our Board members' skills and experience, assessing where we need to augment certain skills and experience due to upcoming Board retirements and/or our future long-term plans, while continuing our focus on diversity among our members."

In February 2020, we reevaluated our Director Retirement Policy. The policy as drafted could have resulted in long tenure solely by virtue of the person's age when he or she joined the Board. As such, we amended the policy to add a 12-year term limit in addition to an age limit. The new policy provides that a non-employee Director will not be eligible to be nominated for election or re-election as a member of the Board if, as of the commencement of the term for which they are nominated, such Director will have completed 12 years of service from the date of first election to the Board or attained 75 years of age. We also added a provision that will allow the Board, if it determines that it is in the best interest of the Company to do so, to extend such term limit to up to 15 years for a particular nominee, so long as the average tenure of the overall Board is less than 10 years. We believe this combination of both a term and age limit creates the most robust and effective policy.

We were also concerned about the turn-over rate of the Board members under the age-only policy in light of the Company having a newly appointed CEO. Under the age only policy, we would experience multiple years with more than one member scheduled to retire. We believe that it is in the best interests of the Company to better stagger these retirements while Jeff gets more experience in the CEO role. As such, we created a transition period that slowed the immediate turn-over rate, but provided a bridge to the final policy. Through and until the 2024 Annual Meeting of Shareholders, a non-employee Director shall be eligible for nomination for election or re-election as a member of the Board unless, as of the commencement of the term for which they are nominated, such Director will have completed 12 years of service from the date of first election to the Board and the individual has attained 75 years of age. During both the transition period and the time covered by the final policy, the policies will apply regardless of the source of the nomination or whether the nomination was made at a meeting of the Board of Directors, at an Annual Meeting or otherwise.

As part of our continued Board refreshment planning process, we have developed and continue to update a matrix of our Board members' skills and experience, assessing where we need to augment certain skills and experience due to upcoming Board retirements and/or our future long-term plans, while continuing our focus on diversity among our members. We require our outside director search firm to make diversity a focal point of all our searches, with a continued emphasis on women and diverse candidates.

SHAREHOLDER-INFORMED CHANGES

Shareholder input is very valuable to the Board's decision-making. Pinnacle West has an established shareholder engagement program where we engage with our shareholders throughout the year to discuss issues or concerns and to answer questions. We learn a great deal through our engagement program. Last year we had a shareholder proposal seeking to lower the percent of shares required to call a special meeting of shareholders to 10%. You did not pass that proposal. In our off-season outreach, it became evident that there is no clear consensus on what is the correct percentage. In recognition of the fact that our shareholders support various percentages ranging from 25% to 10%, and that although the proposal did not pass last year it did have significant support, we have responded by lowering the percentage to 15%. We continue to believe that 10% is too low for the reasons we set forth in the Proxy Statement starting on page 108.

We are pleased to report two consecutive years of strong say-on-pay support, with 93% in 2018 and over 95% in 2019, which is the result of our engagement with you. We thank you for your input and your support, and we invite you to read more about our compensation program in this Proxy Statement starting on page 48.

BOARD OVERSIGHT OF STRATEGY AND THE BUSINESS

Our independent Board members are expected to be active, engaged and contributing members. Our discussions are focused on oversight of Pinnacle West's business strategy, targeting the Company's critical areas of focus of shareholder value, operational excellence, environment, customer value, employees, security, and the communities we serve. We are excited about our announcement of our Clean Energy Commitment and our plan to deliver 100% clean energy to our customers by 2050, with a near-term 2030 target of 65% clean energy, with 45% of our portfolio coming from renewable energy.

In 2019 we held a combined total of 35 Board and Board committee meetings, including an all-day session at the Palo Verde Generating Station. In addition to the Board meetings, our Directors have focused on our shareholder engagement program and participated in continuing director education sessions. In addition, Paula Sims and Jim Trevathan recently attended the 2019 Goizueta Directors Institute program "Improving Effectiveness of Nuclear Utility Board Members," a two-day program designed specifically for directors of companies with nuclear operations by the Institute of Nuclear Power Operations, the National Academy for Nuclear Training, and the Goizueta Business School at Emory University.

On behalf of the Board, I thank our shareholders for their time and feedback. I am pleased to provide this additional window into the Board's activities in 2019 and express our commitment to running our business for the long-term value creation for our shareholders. We appreciate your support at our 2020 Annual Meeting.

Sincerely,



Kathryn L. Munro
Lead Director

> "We are excited about our announcement of our Clean Energy Commitment and our plan to deliver 100% clean energy to our customers by 2050, with a near-term 2030 target of 65% clean energy, with 45% of our portfolio coming from renewable energy."

PINNACLE WEST
CAPITAL CORPORATION

TABLE OF CONTENTS

INDEX OF FREQUENTLY REQUESTED INFORMATION

NOTICE OF THE 2020 ANNUAL MEETING OF SHAREHOLDERS



DATE AND TIME

Wednesday, May 20, 2020 at 10:30 a.m., Mountain Standard Time



LOCATION

Online at
www.virtualshareholdermeeting.com/PNW



WHO CAN VOTE

All shareholders of record at the close of business on March 12, 2020 are entitled to notice of and to vote at the Annual Meeting

ADVANCE VOTING METHODS



INTERNET
www.proxyvote.com



TELEPHONE
1-800-690-6903



MAIL
Mark, sign, date, and mail your proxy card or voting instruction form (a postage-paid envelope is provided for mailing in the United States)

VOTING ITEMS	BOARD RECOMMENDATIONS
1. To elect eleven directors to serve until the 2021 Annual Meeting of Shareholders	✓ **FOR** each director nominee
2. To hold an advisory vote to approve executive compensation	✓ **FOR**
3. To ratify the appointment of our independent accountant for the year ending December 31, 2020	✓ **FOR**
4. A shareholder proposal asking the Company to amend its governing documents to reduce the ownership threshold to 10% to call special shareholder meetings, if properly presented at the Annual Meeting of Shareholders	⊗ **AGAINST**

Your vote is important. Whether you plan to participate in the Annual Meeting or not, please promptly vote by telephone, over the Internet, by proxy card, or by voting instruction form.

By order of the Board of Directors,

Diane Wood
Corporate Secretary
April 6, 2020

The Proxy Statement and form of proxy are first being made available to shareholders on or about April 6, 2020.

EXECUTIVE OFFICES ADDRESS:

PINNACLE WEST CAPITAL CORPORATION
Post Office Box 53999
Phoenix, Arizona 85072-3999

PROXY STATEMENT SUMMARY

This summary highlights certain information about our business and information contained elsewhere in this Proxy Statement. As it is only a summary, please read the complete Proxy Statement and 2019 Annual Report before you vote. The Proxy Statement and form of proxy are first being made available to shareholders on or about April 6, 2020.

Who We Are

We are Pinnacle West Capital Corporation ("Pinnacle West", "PNW" or the "Company"). We are an investor-owned electric utility holding company based in Phoenix, Arizona with consolidated assets of about $18 billion. For more than 130 years, Pinnacle West and our affiliates have provided energy and energy-related products to people and businesses throughout Arizona. Our success enables us to reinvest in our home state's growth and give back to our communities, enhancing Arizona's continued economic and cultural vitality.



aps®

APS is Arizona's largest and longest-serving electric company that generates safe, affordable and reliable electricity for approximately 1.3 million retail and residential customers in 11 of Arizona's 15 counties.

Pinnacle West derives essentially all of our revenues and earnings from our principal subsidiary, Arizona Public Service Company ("APS"). APS is a wholly owned, vertically integrated electric utility that provides either retail or wholesale electric service to most of Arizona. APS is also the operator and co-owner of the Palo Verde Generating Station – a primary source of carbon-free electricity for the Southwest and the largest nuclear power plant in the United States.

Our Strategy to Drive Value



CRITICAL AREAS OF FOCUS
Employees
Operational Excellence
Security
Environment
Customer Value
Community
Shareholder Value
VALUES
Safety
Integrity & Trust
Respect & Inclusion
Accountability
VISION
Creating a sustainable energy future for Arizona.
MISSION
We safely and efficiently deliver reliable energy to meet the changing needs of our customers.

The Core is our strategic framework. It sets forth the basis from which we operate by defining our vision, mission, critical areas of focus, and values. The framework affirms our corporate values of safety, integrity and trust, respect and inclusion, and accountability. This is the foundation from which our long-term strategy is built.

The Core ties together many critical components to ensure that we have a customer-focused culture and deliver operational excellence. Our ability to thrive and grow depends on the trust and goodwill of our customers and the communities we serve. We recruit and retain great people, and we empower them to be enthusiastic ambassadors for our customers. We respond to customer needs by developing new and innovative solutions to help them manage their own energy use. By pursuing this customer-centric culture, we create customer value that, in turn, builds shareholder value.

Strategic Priorities

The **Core** continues to serve as the foundation for all strategic and business initiatives. Our performance metrics reinforce our highest priorities, including operational excellence, financial strength and leveraging economic growth, in a tangible, measurable way.

Building on that foundation, the APS Business Plan is anchored by four pillars that align with industry trends shaping our future and the way we do business:


Clean
Build a clean energy future with our goal to deliver 100% clean, carbon-free energy to customers by 2050


Affordable
Deliver affordable energy for the benefit of the customers and communities we serve


Reliable
Safely and efficiently deliver reliable energy to meet the needs of our customers now and in the future


Customer Focused
Develop new and innovative solutions, products and services to meet the changing needs of our customers

2019 Business Highlights
Shareholder Value

Our management team is committed to increasing shareholder value as a top priority. One area where we underperformed compared to our historical track record was in total shareholder return, which combines stock price appreciation with dividends paid, at 9% for the year. Increased regulatory uncertainty impacted shareholder confidence. Our new focus on ensuring robust communication and collaboration with the ACC and other stakeholders has already put us on a more positive path forward. We believe we have the right strategy and team in place to meet your expectations for delivering consistent shareholder value.

TOTAL SHAREHOLDER RETURN*
(%)



- Pinnacle West Common Stock
- S&P 500 Index
- Edison Electric Institute Index



$4.0 BILLION
Total Shareholder Value Creation
2015-2019

*   Periods ending December 31, 2019

2019 Financial and Operating Highlights

- PNW **increased its dividend for the 8th consecutive year**, by 6%
- APS continued successful operation of Palo Verde Generating Station, a nuclear energy facility that is the largest **clean-air** generator in the United States
- Maintained **strong credit ratings** from all three rating agencies
- **Robust training and development opportunities for employees,** including leadership academies, rotational programs, individual development plans, mentoring programs, industry certifications and loaned executive programs
- APS finished 2019 with its **best ever historical SAIFI** (System Average Interruption Frequency Index) reliability performance (excluding voluntary and proactive fire mitigation impacts) – SAIFI is the average number of interruptions a customer experiences in a year

2019 Sustainability Highlights

- Total groundwater consumption was **22% below 2014 levels**
- Pinnacle West was named to the **Climate Change and Water Security "A Lists"** by global environmental impact nonprofit CDP, the only U.S. electric utility and just 1 of 10 U.S. companies with A's in both categories
- Pinnacle West obtained an Environmental Sustainability and Governance "A" rating from Morgan Stanley Capital International ("MSCI") (as of June 25, 2019)

Recognition

- Honored by Public Lands Alliance with **Corporate Stewardship Award** for support of Grand Canyon Conservancy
- Earned **Smart Electric Power Alliance's Innovative Partner of the Year** with EnergyHub for Cool Rewards smart thermostat residential program
- Named to the annual ranking of the world's **Top 100 Green Utilities** by Energy Intelligence's *EI New Energy*


CDP
DISCLOSURE INSIGHT ACTION
A LIST
2019
CLIMATE
As a Climate A List company
we're leading on climate
transparency and action


CDP
DISCLOSURE INSIGHT ACTION
A LIST
2019
WATER
As a Water A List company
we're leading corporate
transparency on
water risk

Environmental Achievements

Through our clean energy plan we are committed to providing clean, reliable and affordable electricity in order to achieve a sustainable future for our Company and our customers.

 **Carbon Management**

Effectively reducing our carbon intensity and deploying a diverse, increasingly cleaner energy mix is **good for our customers, our communities and the environment.**

- **50% of our diverse energy mix is carbon free**
- Commitment to provide 100% clean, carbon-free energy by 2050
- Goal to achieve a generation portfolio with 45% renewable energy by 2030
- Commitment to **end our use of coal-fired generation** by 2031



 **Energy Innovation**

APS is in the midst of one of the **greatest periods of change in our Company's 130-plus year history.**

- **1,828 MW** of renewable capacity today
- Plan to add at least **950 MW of clean energy technologies**, including solar and storage, by 2025

Our **10 grid-scale** solar plants are powered by more than **1 million solar panels**



1 MILLION
solar panels

 **Reducing Water Consumption**

Operating in the water-constrained Southwest desert, APS is challenged to **maximize our use of water resources.**

- **22% reduction** in groundwater use since 2014
- **20 billion gallons of wastewater recycled** each year to cool Palo Verde Generating Station

CONSERVATION OF NON-RENEWABLE WATER SUPPLIES

Decrease from 2014 baseline usage



14%
Goal

22%
Actual

 To learn more about our sustainability efforts, please see our Corporate Responsibility Report located on our website (www.pinnaclewest.com).

Human Capital Management

Our commitment to our employees is demonstrated through robust policies, practices and programs that attract and retain strong talent to the organization.

 **Focused on our People**

We invest in programs for the attraction, retention and development of a diverse, highly skilled workforce:

Attraction	Retention	Development
• **Internship Programs:** 61 summer interns in 2019, 61% of whom were diverse	• **Robust employee engagement,** including **10 Employee Network Groups** (see inside back cover)	• **Graduated 115** employees from our leadership academies in 2019
• **Apprentice Programs:** 162 apprentices in the programs, 41 of whom joined in 2019	• Average **employee tenure of 12 years** due to strong talent strategy	• **87%** of officers, including our CEO, were promoted from leadership positions within the Company[1]
• **Incoming Engineer Programs:** New Engineers in Operations Program (Fossil); Legacy Engineer Program (Palo Verde); Rotational Engineer Program (Transmission and Distribution)	• Total **turnover for 2019 was 7.5%** (3% of which were related to retirements)	• **96%** of officer positions have "ready-now" replacements identified[2]
	• **Competitive benefits, including:**	• **100%** of director-level positions have "ready-now" replacements identified[2]
• **Strong commitment to our communities:** Our Company values and encourages active engagement by our employees in the community, which is attractive to new employees	• Retirement benefits	• **A wide variety of training and development opportunities**, including leadership academies, rotational programs, mentoring programs, industry certifications, and loaned executive programs
	• Parental leave	
	• Disability and life insurance benefits	• External executive training programs for officers
	• Available tuition assistance and employee discounts	

[1] As of March 12, 2020.

[2] As of December 31, 2019.



Diversity and Inclusion

Our employee engagement is rooted in respect, diversity and inclusion:



Employee diversity:

- **32%** are ethnically or racially diverse
- **24%** are female
- **17%** are veterans

New hires in 2019:



- **44%** were ethnically or racially diverse
- **29%** were female
- **17%** were veterans



30% of all officers are female[(1)]



Received the Torch of Liberty award from the Arizona Anti-Defamation League in 2019 for our support of diversity and inclusion



OPEN
FOR BUSINESS
TO EVERYONE!

APS signs UNITY Pledge supporting full inclusion and equality in employment, housing and public accommodations for all Arizonans, including the LGBTQ community

(1) As of March 12, 2020.



Safety and Security

At APS, a commitment to safety and security is **fundamental to our business.**

- Top quartile safety record for OSHA recordable injuries compared to peer electric utilties
- 35% decrease in lost work time due to OSHA recordable injuries in 2019 vs. 2018

Social Capital

We are committed to being a premier corporate citizen while serving Arizona's energy needs.



- Employees **pledged $2.4 million through our Company-sponsored charitable giving program**, through which the Company provides a 50% match
- In May 2020, APS will be graduating its **22nd Diverse Supplier Training Program** participants, including small and diverse business owners
- Contributed a total of **$9.8 million to our communities**, with $3 million invested in education
- **Spent approximately $400 million** with diverse suppliers
- Employees donated an estimated **90,000 volunteer hours** to community organizations
- APS linemen set 87 poles and ran 7.5 miles of electric lines, **bringing electricity to families on the Navajo Nation for the first time**











Governance Practices

Our strong corporate governance practices demonstrate the Board's commitment to enabling an effective structure to support the successful execution of our strategic priorities.

Board Independence

- Independent Lead Director role with clearly defined and robust responsibilities
- Ten of our eleven director nominees are independent and the members of all of the Board Committees are independent

 **10/11** independent director nominees

Board Performance

- Annual Board, Committee and individual Director evaluations and discussions with the Lead Director
- Director skills and experience necessary to provide oversight of our strategy and operations
- **Robust Board refreshment, with director retirement policy**

Board Oversight

- **Robust management succession planning**
- **Board oversight of strategy** and increased emphasis on environmental, social, and governance practices

Shareholder Rights

- **Reduced threshold to call a special meeting to 15%**
- Annual elections of all directors with cumulative voting
- **No poison pill plan** or similar anti-takeover provision in place
- **No supermajority provisions** in our Articles of Incorporation or Bylaws
- **Proxy access rights** allowing up to 20 shareholders owning 3% of our outstanding stock for at least 3 years to nominate up to 25% of the Board


Proxy Access

3% | 3 years | 20 shareholders

Shareholder Engagement

We have an established shareholder engagement program to maintain a dialogue with our shareholders throughout the year. Each year we strive to respond to shareholder questions in a timely manner, conduct extensive proactive outreach to investors, and evaluate the information we provide to investors in an effort to continuously improve our engagement.

Shareholder Outreach

 **50%** In 2019, we contacted the holders of approximately 50% of the shares outstanding.

Board Access

Our Board is focused on shareholder feedback. Our Lead Director and other members of the Board, depending on the topic to be discussed, have participated in shareholder discussions, providing shareholders with direct access to the Board.

MATTERS DISCUSSED IN OUR FALL 2019 OUTREACH

- Our strategy
- Our performance
- Our carbon management
- Succession planning at the senior leadership level and Board refreshment

- Our people
- Executive compensation
- Sustainability
- Shareholder rights

We Listen to our Shareholders

What our shareholders think is important to us and we want to ensure we have the opportunity to engage directly with our shareholders. We seek to maintain a transparent and productive dialogue with our shareholders. Each year we take feedback from our shareholders, ESG rating agencies and organizations, and other stakeholders to ensure our strategy and focus align with the interests of our shareholders and community.

BOARD RESPONSIVENESS

In response to feedback we've received, we improved shareholder rights by decreasing the number of shares required to call a special meeting of shareholders from 25% to 15%, refined our executive compensation program to further align pay-for-performance – as detailed in the CD&A – and we announced our bold aspiration to serve customers with 100% clean, carbon-free energy by 2050. In addition, we set an interim target to achieve 65% clean, carbon-free energy and 45% renewables by 2030.

Board Highlights



RICHARD P. FOX
INDEPENDENT
Independent Consultant and former Managing Partner of Ernst & Young

Age: **72**
Director since: **2014**
Committees: (A) FE (F) HR



JEFFREY B. GULDNER
Chairman of the Board, President & Chief Executive Officer of Pinnacle West and Chairman and CEO of APS

Age: **54**
Director since: **2019**
Committees: **None**



DENIS A. CORTESE, M.D.
INDEPENDENT
Director, Health Care Delivery and Policy Program, Arizona State University, and Emeritus President and CEO of the Mayo Clinic

Age: **75**
Director since: **2010**
Committees: (A) (HR) (NO)



GLYNIS A. BRYAN
INDEPENDENT
Chief Financial Officer, Insight Enterprises, Inc.

Age: **61**
Director since: **2020**
Committees: (A) (NO)

Diversity

3/11 are gender diverse: Mses. Munro, Bryan and Sims are women

Male ●●●●●●●●
Female ●●●



10/11 independent director nominees

2/11 Mr. Lopez and Ms. Bryan are racially or ethnically diverse

Race/Ethnicity

Other ●●●●●●●●●
Diverse ●●

DAVID P. WAGENER
INDEPENDENT
Managing Partner, Wagener Capital Management

Age: **65**
Director since: **2014**
Committees: (A) (F) (NO)



JAMES E. TREVATHAN, JR.
INDEPENDENT
Former Executive Vice President and Chief Operating Officer, Waste Management, Inc.

Age: **66**
Director since: **2018**
Committees: (HR) (NO)



DALE E. KLEIN, Ph.D.
INDEPENDENT
Professor of Mechanical Engineering,
University of Texas at Austin

Age: **72**
Director since: **2010**
Committees: (A) (NO)

HUMBERTO S. LOPEZ
INDEPENDENT
Chairman of the Board, HSL Properties

Age: **74**
Director since: **1995**
Committees: (A) F (HR)

Tenure

0-5 years ●●●●	
6-10 years ●●●	**9.5 years** average tenure
Over 10 years ●●●	

Independent Directors ●●●●● ●●●●●

Non-Independent ●

Since the adoption of our retirement policy, two independent Directors have retired and three new independent Directors have been elected

54%
of our board will retire by the 2025 Annual Meeting of Shareholders

KATHRYN L. MUNRO
LEAD DIRECTOR
Principal, BridgeWest, LLC

Age: **71**
Director since: **2000**
Committees: CG (F) (HR)

BRUCE J. NORDSTROM
INDEPENDENT
Vice President and CPA,
Nordstrom & Associates, P.C.

Age: **70**
Director since: **2000**
Committees: A FE CG (NO)

PAULA J. SIMS
INDEPENDENT
Professor of Practice and Executive Coach,
UNC Kenan Flagler Business School

Age: **58**
Director since: **2016**
Committees: (F) (NO)

Committees:

(A) Audit	(CG) Corporate Governance	(F) Finance
(HR) Human Resources	(NO) Nuclear and Operating	FE Financial Expert

■ ■ ■ ■ ● Chair

DIRECTORS' KEY SKILLS AND EXPERIENCE

	GLYNIS A. BRYAN	DENIS A. CORTESE, M.D.	RICHARD P. FOX	JEFFREY B. GULDNER	DALE E. KLEIN, PH.D.	HUMBERTO S. LOPEZ	KATHRYN L. MUNRO	BRUCE J. NORDSTROM	PAULA J. SIMS	JAMES E. TREVATHAN, JR.	DAVID P. WAGENER
DIVERSITY											
Gender or Ethnicity	✓					✓	✓		✓		
FINANCE & ACCOUNTING											
Audit Expertise			✓					✓			
Finance/Capital Allocation	✓	✓				✓					✓
Financial Literacy and Accounting	✓	✓	✓		✓	✓		✓		✓	✓
Investment Experience						✓	✓				✓
BUSINESS OPERATIONS AND STRATEGY											
Business Strategy			✓	✓					✓	✓	✓
Complex Operations Experience		✓			✓				✓	✓	
Corporate Governance	✓						✓	✓			
Customer Perspectives		✓	✓			✓		✓			
Extensive Knowledge of Company's Business Environment				✓		✓	✓	✓			
LARGE ORGANIZATIONAL LEADERSHIP											
CEO/Senior Leadership	✓			✓	✓		✓		✓	✓	
Public Board Service	✓		✓				✓				✓
Human Capital Management		✓	✓	✓	✓	✓	✓	✓		✓	
THE COMPANY'S INDUSTRY											
Nuclear Experience					✓				✓		
Utility Industry Experience				✓	✓				✓		✓
PUBLIC POLICY AND REGULATORY COMPLIANCE											
Government/Public Policy/Regulatory	✓	✓		✓	✓				✓	✓	
RISK OVERSIGHT AND RISK MANAGEMENT											
Risk Oversight and Risk Management	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓

NEW SKILLS ADDED TO THE BOARD

Since the adoption of our Director Retirement Policy in 2016, we have added three independent Directors, bringing integral skills to the Board through utility industry experience, executive level operations experience, and finance, audit and accounting experience, including:

- Business Strategy
- Finance/Capital Allocation
- Financial Literacy and Accounting
- Complex Operations Experience
- Corporate Governance
- CEO/Senior Leadership Experience
- Government, Public Policy and Regulatory
- Human Capital Management
- Nuclear Experience
- Public Board Service
- Risk Oversight and Risk Management
- Utility Industry Experience

Executive Compensation Program

Our compensation program is designed to be transparent with a clear emphasis on putting pay at risk and retaining key executives. Our executive compensation philosophy centers on the core objectives of maintaining alignment with shareholder interests and retaining key management.

Our incentive program structure and metrics are **designed to drive sustained value creation** for shareholders, with incentive compensation tied to the Company's TSR, earnings, and the achievement of measurable and sustainable business and individual goals. See the CD&A on page 49 for further details.

Pay Element[1]		Performance Link
Annual Base Salary 29.3%	Fixed cash compensation	
Annual Incentives 23.6%	At risk cash compensation **Measurement Period:** 1 year	**Earnings** Former CEO: 62.5% Current CEO & Other NEOs[2]: 50.0% **Business Unit Performance** Former CEO: 37.5% Current CEO & Other NEOs[2]: 50.0%
Long-Term Incentives 47.1% **Performance Shares** 70% **Restricted Stock Units ("RSU")** 30%	At risk equity compensation **Measurement Period:** 3 years **Measurement Period:** Vest ratably over 4 years	**Relative TSR** 50% **Relative Operational Performance** 50% **Stock Price**

[1] The respective pay element percentages are inclusive of the former and current CEOs and the other NEOs.

[2] Named Executive Officers ("NEO") identified on page 49, excluding the CEOs.



2019 FORMER CEO TOTAL COMPENSATION

83% AT RISK

17.3% Base Salary
21.6% Annual Incentive
61.1% Long Term Incentive[1]



2019 CURRENT CEO TOTAL COMPENSATION

77% AT RISK

23.4% Base Salary
21.9% Target Annual Incentive
54.7% Long Term Incentive



2019 AVERAGE FOR OTHER NEOs' TOTAL COMPENSATION

66% AT RISK

33.8% Base Salary
24.5% Target Annual Incentive
41.7% Long Term Incentive[2]

Performance Shares **70%** RSUs **30%**

[1] Excludes 2017 CEO Performance-Contingent Award (defined on page 55).

[2] Mr. Smith's 2019 annual awards were 60% Performance Shares and 40% RSUs.

Historical Say-on-Pay Results

Our Board is focused on shareholder feedback, including with respect to our compensation program. While we have historically had strong support for our program, after a disappointing say-on-pay vote result in 2017, significant changes were made in direct response to our shareholder outreach and feedback provided to the Board, resulting in a "for" vote of 93.1% in 2018. Further changes were made in 2019 strengthening our program, resulting in a "for" vote of 95.6%.



Executive Compensation Enhancements

We are committed to actively engaging with our shareholders and to make changes to our compensation program to ensure that it represents our strong commitment to our pay-for-performance philosophy. Over the past several years, we have undertaken the following enhancements:

Enhanced Rigor of Performance-Based Plans

- Starting in 2020, TSR-based performance shares for the CEO and Executive Vice Presidents will require relative outperformance for target vesting (will vest at target only if three-year relative TSR performance equals or exceeds 55th percentile (up from 50th percentile))

Increased Percentage of At-Risk Compensation

- Since 2016, performance shares for our CEO and Executive Vice Presidents have increased from 55% of long-term incentive to 70% of long-term incentive

Streamlined Executive Incentive Plans

- Discontinued use of separate CEO incentive plan to simplify reporting and improve alignment across the executive team
- Lowered CEO target amount to 110% of base salary from previous midpoint of 125%

Adopted Clawback Provisions

- Adopted a formal clawback policy covering short- and long-term incentive awards beginning in 2018, with separate clawback provisions added to performance shares and annual incentive plan awards in 2016

INFORMATION ABOUT OUR BOARD AND CORPORATE GOVERNANCE

Director Nomination Process

Director Qualifications

The Bylaws and the Corporate Governance Guidelines contain Board membership criteria that apply to nominees recommended for a position on the Board. Under the Bylaws, a director must be a shareholder of the Company. The Corporate Governance Committee is responsible for identifying and recommending to the Board individuals qualified to become Directors. The Board believes that its membership should be composed of a combination of knowledge, skills, and experience in the areas discussed below.

SKILLS AND EXPERIENCE POSSESSED BY OUR BOARD AS A GROUP

FINANCE AND ACCOUNTING

As a publicly traded company subject to the rules of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"), and because we operate in a complex financial environment and are regulated by multiple regulators, we require strong financial, accounting and capital allocation skills and experience.



Audit Expertise
2/11

Finance/Capital Allocation
4/11

Financial Literacy/Accounting
8/11

Investment Experience
3/11

BUSINESS OPERATIONS AND STRATEGY

As a large organization with complex operations, our Board must have a comprehensive combination of skills and experience in business operations and strategy in order to guide the development of our near- and long-term operational and strategic goals, which requires knowledge about the Company, our business environment and our customers' perspectives.



Business Strategy
5/11

Complex Operations Experience
4/11

Corporate Governance
3/11

Customer Perspectives
4/11

Extensive Knowledge of Company's Business Environment
4/11

LARGE ORGANIZATIONAL LEADERSHIP

Leadership experience in a large organization, at both the management and director level, provides directors with the ability to effectively oversee management in setting, implementing and evaluating the Company's strategic objectives as well as providing invaluable experience in developing, implementing and maintaining the policies and practices for managing an effective workforce.



CEO/Senior Leadership
6/11

Public Board Service
4/11

Human Capital Management
8/11

THE COMPANY'S INDUSTRY

Possessing an understanding of both the utility industry and the nuclear industry is important to understanding the challenges we face as we develop and implement our business strategy.



Nuclear Experience
2/11

Utility Industry Experience
4/11

PUBLIC POLICY AND REGULATORY COMPLIANCE

Operating in the heavily regulated utility industry, we are directly affected by public policy and the actions of various federal, state and local governmental agencies.



Government/Public Policy/Regulatory
6/11

RISK OVERSIGHT AND RISK MANAGEMENT

Operations in our industry require the development of policies and procedures that allow for the oversight of and effectively manage risk.



Risk Oversight and Risk Management
9/11

The Board believes that diversity, utilizing a broad meaning that includes race, gender, background, ethnicity, accomplishments, and other traits, is an important consideration in selecting candidates. We require our outside director search firm to make diversity a focal point of any of our searches, with an emphasis on women candidates. Additionally, each Director should possess the following core characteristics:

High Standards	We look for individuals that set high standards and expectations for themselves and others and the accomplishment of those standards and expectations.
Informed Judgment	Directors should be thoughtful in their deliberations. We look for individuals who demonstrate intelligence, wisdom and thoughtfulness in decision-making. Their decision-making process should include a willingness to thoroughly discuss issues, ask questions, express reservations and voice dissent.
Integrity and Accountability	Directors should act with integrity. We look for individuals who have integrity and strength of character in their personal and professional dealings. Our Directors should be prepared to be, and are, held accountable for their decisions.
Time and Effort	Directors should spend the necessary time to properly discharge their responsibilities as directors, including reviewing written materials provided to the Board or committee in advance of Board or committee meetings. Directors are expected to be present at all Board meetings, the Annual Meeting of Shareholders, and meetings of committees on which they serve. We also expect our Directors to make themselves accessible to management upon request.
Other Commitments	We expect our Directors to monitor their other commitments to ensure that these other commitments do not impact their service to our Company. Directors may not serve on more than three other boards of public companies in addition to the Pinnacle West Board without the prior approval of the Corporate Governance Committee. A director may not serve as a member of the Audit Committee if he or she serves on the audit committees of more than three public companies (including the Company) unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Company's Audit Committee.
Stock Ownership	We expect our Directors to have investments in the Company's stock that align with our shareholders. Our Directors are expected to comply with our Director Stock Ownership Policy.

Selection of Nominees for the Board

The Corporate Governance Committee uses a variety of methods to identify and evaluate nominees for a director position:

Board Size:	The Corporate Governance Committee regularly assesses the appropriate size of the Board, including whether any vacancies on the Board are expected due to retirement or otherwise.
Board Knowledge, Skills, Expertise and Diversity:	The Corporate Governance Committee considers whether the Board reflects the appropriate balance of knowledge, skills, expertise, and diversity required for the Board as a whole.
Sourcing Candidates:	Candidates may be considered at any point during the year and come to the attention of the Corporate Governance Committee through current Board members, professional search firms or shareholders. The Corporate Governance Committee evaluates all nominees from these sources against the same criteria.

Other than Ms. Bryan, all Directors were elected at the 2019 Annual Meeting of Shareholders. In recruiting Ms. Bryan, the Corporate Governance Committee retained the search firm of Spencer Stuart to help identify director prospects, perform candidate outreach, assist in reference and background checks, and provide related services. Candidates who passed the initial screening were then interviewed by members of the Corporate Governance Committee, Messrs. Brandt and Guldner, followed by the full Board. The Corporate Governance Committee recommended Ms. Bryan for Board membership, and she was added to the Board in February 2020.

SHAREHOLDER RECOMMENDATION OF BOARD CANDIDATES FOR THE 2020 ANNUAL MEETING

Shareholder nominations for a director to the Board must be received by the Corporate Secretary at the address set forth below by November 20, 2020 ("Shareholder Nomination"):


Corporate Secretary
Pinnacle West Capital Corporation
400 North Fifth Street, Mail Station 8602
Phoenix, Arizona 85004


PROXY ACCESS

In February 2017, our Board amended the Bylaws to provide, among other things, that under certain circumstances a shareholder or group of shareholders may include director candidates that they have nominated in our annual meeting proxy statement — "proxy access". Under these provisions, a shareholder or group of up to 20 shareholders seeking to include director nominees in our annual meeting proxy statement must own 3% or more of our outstanding common stock continuously for at least the previous three years. Generally, the number of qualifying shareholder-nominated candidates the Company will include in its annual meeting proxy materials will be limited to the greater of 25% of the Board or two candidates. Based on the current Board size of 12 directors, the maximum number of proxy access candidates we would be required to include in our proxy materials is three.

Nominees submitted under the proxy access provisions that are later withdrawn or are included in the proxy materials as Board-nominated candidates will be counted in determining whether the 25% maximum has been reached. If the number of shareholder-nominated candidates exceeds 25%, each nominating shareholder or group of shareholders may select one nominee for inclusion in our proxy materials until the maximum number is met. The order of selection would be determined by the amount (largest to smallest) of shares of our common stock held by each nominating shareholder or group of shareholders. Requests to include shareholder-nominated candidates under proxy access must be received by our Corporate Secretary at the address set forth above not earlier than the close of business on November 7, 2020 nor later than the close of business on December 7, 2020. The number of qualifying shareholder-nominated candidates the Company will include in its proxy materials under proxy access will be reduced on a one-for-one basis in the event the Company receives a Shareholder Nomination, but at least one qualifying shareholder-nominated proxy access nominee will be included in the proxy materials.

In all cases, shareholders and nominees must also comply with the applicable rules of the SEC and the applicable sections of our Bylaws relating to qualifications of nominees and nominating shareholders and disclosure requirements.

Board Effectiveness

Board Refreshment Planning

Our Board has developed a robust plan to refresh the Board and its leadership significantly over the next several years and beyond. The plan is designed to continue to provide for a well-qualified, diverse and highly independent Board, with the requisite experience and skills to provide effective oversight. This plan includes the identification of the current key skills and experience possessed by our members. A matrix of current key skills and experience possessed by our Board is on page 12. The identification of these skills and experiences, combined with a comprehensive Board evaluation process, provide visibility into the skills and experience leaving our Board in the future and allows for the identification of additional skills, experience or expertise needed to facilitate the Company's long-term strategy. This information is taken into account when identifying director nominees during the recruitment process.

Board refreshment is overseen by the Corporate Governance Committee, which regularly assesses whether the composition of the Board reflects the knowledge, skills, expertise, and diversity appropriate to serve the needs of the Company.

Director Retirement Policy

Under the Company's Corporate Governance Guidelines, an individual was not eligible to be nominated for election or re-election as a member of the Board of the Company or APS if, at the time of the nomination, the individual has attained the age of 75 years. In February 2020, we reevaluated our Director Retirement Policy. The policy as drafted could result in long tenure solely by virtue of the person's age when he or she joined the Board. As such, we amended the policy to add a 12-year term limit in addition to an age limit. The new policy provides that a non-employee Director will not be eligible to be nominated for election or re-election as a member of the Board if, as of the commencement of the term for which they are nominated, such Director will have (i) completed 12 years of service from the date of first election to the Board or (ii) attained 75 years of age. We also added a provision that will allow the Board, if it determines that it is in the best interest of the Company to do so, to extend such term limit to up to 15 years for a particular nominee, so long as the average tenure of the overall Board is less than 10 years. We believe this combination of both a term and age limit creates the most robust and effective policy.

We were also concerned about the turn-over rate of the Board members under the age-only policy in light of the Company having a newly appointed CEO. Under the age only policy, we would experience multiple years with more than one member scheduled to retire. We believe that it is in the best interests of the Company to better stagger these retirements while Jeff gets more experience in the CEO role. As such, we created a transition period that slowed the immediate turn-over rate, but provided a bridge to the final policy. Through and until the 2024 Annual Meeting of Shareholders, a non-employee Director shall be eligible for nomination for election or re-election as a member of the Board unless, as of the commencement of the term for which they are nominated, such Director will have completed 12 years of service from the date of first election to the Board and the individual has attained 75 years of age. During both the transition period and the time covered by the final policy, the policies will apply regardless of the source of the nomination or whether the nomination was made at a meeting of the Board of Directors, at an Annual Meeting or otherwise.

Directors added or retired since the adoption of our Director Retirement Policy:

2016 • **Paula J. Sims** *added*

2018 • **Roy A. Herberger, Jr.** *retired*

2018 • **James E. Trevathan** *added*

2020 • **Glynis A. Bryan** *added*

May 2020 • **Michael L. Gallagher** *retired*

20% of our Board has been refreshed

Since the adoption of our Director Retirement Policy, three independent Directors have been added and two members of the Board will have retired as of May 20, 2020. Under our current policy, over 50% of our current Board will retire by the 2025 Annual Meeting of Shareholders.

Average tenure decreased by 22% since 2016

Our average tenure decreased from 12.2 years as of May 2016 to 9.5 years as of May 2020.

OUR BOARD EVALUATION PROCESS

1 Board Evaluation

Each Director completes a comprehensive evaluation of Board and Committee performance

Reviewed on a one-year stand-alone basis and three-year basis to identify year-over-year trends

Topics covered include, among others:

- Board composition and effectiveness
- Competency and accountability
- Deliberations and administration
- Committee effectiveness
- Specific skills, experience and expertise recommended by Directors to be added or enhanced

2 Director Self-Evaluation

Each Director evaluates different areas of his or her performance as a Director

Topics covered include, among others:

- Independence
- Knowledge and expertise
- Judgment and skills
- Participation and contribution to collective decision-making

3 One-on-One Discussions

Conducted by Lead Director, who initially reviews the assessment results, in a formal annual call

The Lead Director is prepared to have hard conversations, if necessary, to keep the Board, and each individual Director, functioning at a high level

Topics covered include, among others:

- The Board, its functions and membership
- Board and Committee structure
- Processes for effective communication and feedback
- Director's plan with respect to continuing Board service
- Any other topic the individual Director desires to discuss

4 Evaluation Results

The results of the evaluations and calls are presented to the Corporate Governance Committee and full Board each February

5 Feedback Incorporated

Based on the evaluation results, changes in practices or procedures are considered and implemented as needed

This process provides the Board the ability to assess the overall functioning of the Board as a whole, and identify any skills, experience or expertise needed to continue to provide effective oversight of the Company's long-term strategy. This process also allows the Board to identify any areas of concern, both with respect to the Board overall and with respect to individual performance. As performance issues are identified, they are addressed by the Lead Director and the Chairman as needed.

Director Onboarding

Upon election to the Board, all new Directors attend a Director orientation program tailored to each Director based on their past individual experience. After Mr. Trevathan was elected to the Board, he received detailed information and materials about our Company, business and operations. He attended an orientation that took place over several days and included meetings with management from multiple business units, presentations on topics of significance to the Company and our industry, and site visits to our Deer Valley customer service and operations facility as well as the Palo Verde Generating Station. A similar orientation is in process for Ms. Bryan.

Director Education

Directors are provided with continuing education opportunities both within the Company and externally. In addition to the Company-hosted educational opportunities provided, Directors are invited to attend Palo Verde Off-Site Safety Review Committee meetings that typically occur three times per year, site visits to a number of our plants and other facilities are arranged, and Directors are encouraged to attend a variety of industry and public board-related symposia and conferences throughout the year. Additionally, Directors are permitted to participate in other educational opportunities relevant to the Company and submit such record of attendance for credit in our program.

Director Resignation Policies

We employ a plurality voting standard with a director resignation policy because we believe a majority voting policy is inconsistent with cumulative voting, which is mandated by the Arizona Constitution.

With respect to the election of directors, the Company's Bylaws provide that in an uncontested election, a director nominee who receives a greater number of votes cast "withheld" for his or her election than "for" such election will promptly tender his or her resignation to the Corporate Governance Committee. The Corporate Governance Committee is required to evaluate the resignation, taking into account the best interests of the Company and its shareholders, and will recommend to the Board whether to accept or reject the resignation.

Under the Company's Corporate Governance Guidelines, upon a substantial change in a director's primary business position from the position the director held when originally elected to the Board, a director is required to apprise the Corporate Governance Committee and to offer his or her resignation for consideration to the Corporate Governance Committee. The Corporate Governance Committee will recommend to the Board the action, if any, to be taken with respect to the tendered resignation.

Board and Committee Structure

The Board's Leadership Structure

LEAD DIRECTOR

Kathryn L. Munro serves as the Company's Lead Director and chairs the Corporate Governance Committee. The Lead Director performs the following duties and responsibilities as set forth in our Corporate Governance Guidelines:

- Serves as a liaison between the Chairman of the Board (the "Chairman") and the independent Directors;
- Advises the Chairman as to an appropriate schedule of Board meetings, reviews and provides the Chairman with input regarding agendas for the Board meetings and, as appropriate or as requested, reviews and provides the Chairman with input regarding information sent to the Board;

- Presides at all meetings at which the Chairman is not present, including executive sessions of the independent Directors (which are regularly scheduled as part of each Board meeting) and calls meetings of the independent Directors when necessary and appropriate;
- Oversees the Board and Board committee self-assessment process;
- Is available for appropriate consultation and direct communication with the Company's shareholders and other interested parties; and
- Performs such other duties as the Board may from time to time delegate.

These duties and responsibilities do not, however, fully capture Ms. Munro's active role in serving as our Lead Director. For example, Ms. Munro has regular discussions with the CEO, other members of the senior management team and members of the Board between Board meetings on a variety of topics, and she serves as a liaison between the CEO and the independent Directors. Ms. Munro focuses the Board on key issues facing our Company and on topics of interest to the Board. She takes the lead on director recruitment and has a formal annual call with each non-employee Director to discuss the Board, its functions, its membership, the individual's plan with respect to his or her continuing Board service, and any other topic the individual desires to discuss with our Lead Director. Her leadership fosters a Board culture of open discussion and deliberation to support sound decision-making. She also encourages communication between management and the Board to facilitate productive working relationships.

As a former chief executive with significant Board and Chair/Lead Director experience, Ms. Munro has the competency and capability to fulfill the duties of Lead Director. As Lead Director, Ms. Munro is poised to guide the Board during these transformative times of both Board refreshment as well as CEO and other management succession.

CHAIRMAN AND CEO POSITIONS

Upon promoting Jeff Guldner to the position of CEO, the Board also chose to elect him as Chairman of the Board. The Board believes that the Company is in a better position to implement its near- and long-term strategies if the Chairman is also the person directly responsible for the operations executing those strategies. The Board further believes that separating the roles of the CEO and Chairman and appointing an independent Board Chairman at this time would create an additional level of unneeded hierarchy that would only duplicate the activities already being vigorously carried out by our Lead Director.

The independent Directors believe that Mr. Guldner, with his extensive knowledge of the challenges facing the Company and our industry and his open leadership style, will be a highly effective conduit between the Board and management and that Mr. Guldner provides the vision and leadership to execute on the Company's strategy and create shareholder value without the need for an independent chair. The Board also convenes regularly scheduled executive sessions of the independent directors in order to ensure the independent directors can speak candidly and openly without the presence of management.

Board Committees

The Board has the following standing committees: Audit; Corporate Governance; Finance; Human Resources; and Nuclear and Operating. All of the charters of the Board's committees are publicly available on the Company's website (www.pinnaclewest.com). All of our committees conduct a formal review of their charters every other year and as often as any committee member deems necessary. In the years in which a formal review is not conducted, the Board has tasked management with reviewing the charters and recommending any changes management deems necessary or reflective of good corporate governance. The charters are also changed as needed to comply with any corresponding changes to any applicable rule or regulation.

All of our committees are comprised of independent Directors who meet the independence requirements of the NYSE rules, SEC rules, and the Company's Director Independence Standards, including any specific committee independence requirements. The duties and responsibilities of our committees are as follows:

Audit Committee

"The audit function is critical to sound risk and financial management, and the members of the Audit Committee are committed to carrying out fully our duties to the Company and our shareholders."

-Bruce Nordstrom

2019 MEETINGS: 6

COMMITTEE MEMBERS:

Bruce J. Nordstrom, Chair
Glynis A. Bryan
Denis A. Cortese
Richard P. Fox
Dale E. Klein
Humberto S. Lopez
David P. Wagener

▼

KEY MEMBER SKILLS

2/7 Audit Expertise

4/7 Finance/Capital Allocation

7/7 Financial Literacy/Accounting

5/7 Risk Oversight and Risk Management

RESPONSIBILITIES:

The Audit Committee:

- Oversees the integrity of the Company's financial statements and internal controls;
- Appoints the independent accountants and is responsible for their qualifications, independence, performance (including resolution of disagreements between the independent accountants and management regarding financial reporting), and compensation;
- Participates in the selection of the independent accountants' new lead engagement partner each time a mandatory rotation occurs;
- Monitors the Company's compliance with legal and regulatory requirements;
- Sets policies for hiring employees or former employees of the independent accountants;
- Reviews the annual audited financial statements or quarterly financial statements, as applicable, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein;
- Discusses with management and the independent accountants significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;
- Reviews the Company's draft earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
- Discusses guidelines and policies to govern the process by which risk assessment and risk management is undertaken across the Company and discusses the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, and periodically reviews principal risks related to the Company's financial statements, audit functions, or other matters addressed by the Audit Committee; and
- Reviews management's monitoring of the Company's compliance with the Company's Code of Ethics and Business Practices.

The Board has determined that each member of the Audit Committee meets the NYSE experience requirements and that Mr. Nordstrom, the Chair of the Audit Committee, and Mr. Fox are "audit committee financial experts" under applicable SEC rules. None of the members of our Audit Committee, other than Mr. Fox, currently serve on more than three public company audit committees. Mr. Fox currently serves on the audit committees of four public companies, including Pinnacle West. Our Board has discussed with Mr. Fox the time and effort required to be devoted by Mr. Fox to his service on these committees and has affirmatively determined that such services do not impair Mr. Fox's ability to serve as an effective member of our Audit Committee.

RECENT ACTIVITIES AND KEY FOCUS AREAS

- Actively engaged, with a questioning attitude, in reviewing the annual audited financial statements and quarterly financial statements provided to shareholders.
- Engaged with the independent accountant to ensure a smooth transition to a new lead engagement partner.
- Recommended the Board approve amendments to the Audit Committee Charter strengthening oversight of the Audit Services Department's functions.

Corporate Governance Committee

"The Corporate Governance Committee is focused on effective and accountable governance practices in order to maximize the long-term value of the Company for its shareholders."

-Kathy Munro

2019 MEETINGS: 5

COMMITTEE MEMBERS:
Kathryn L. Munro, Chair
Michael L. Gallagher
Bruce J. Nordstrom



KEY MEMBER SKILLS

3/3 Corporate Governance

3/3 Extensive Knowledge of the Company's Business Environment

3/3 Human Capital Management

2/3 Public Board Service

RESPONSIBILITIES:

The Corporate Governance Committee:

- Reviews and assesses the Corporate Governance Guidelines;
- Develops and recommends to the Board criteria for selecting new directors;
- Identifies and evaluates individuals qualified to become members of the Board, consistent with the criteria for selecting new directors;
- Recommends director nominees to the Board;
- Recommends to the Board who should serve on each of the Board's committees;
- Reviews the results of the Annual Meeting shareholder votes;
- Reviews and makes recommendations to the Board regarding the selection of the CEO and CEO and senior management succession planning;
- Reviews the Company's Code of Ethics and Business Practices for compliance with applicable law;
- Recommends a process for responding to communications to the Board by shareholders and other interested parties;
- Reviews the independence of members of the Board and approves or ratifies certain types of related-party transactions;
- Reviews and makes recommendations to the Board regarding shareholder proposals requested for inclusion in the Company's proxy materials;
- Reviews and makes recommendations regarding proxy material disclosures related to the Company's corporate governance policies and practices;
- Periodically reviews principal risks relating to the Company's corporate governance policies and practices or other matters addressed by the Corporate Governance Committee;
- Oversees the Board and committee self-assessments on at least an annual basis; and
- Reviews and assesses the Company's Political Participation Policy, and then reviews the Company's policies and practices with respect to governmental affairs strategy and political activities in accordance with the Company's Political Participation Policy.

The Corporate Governance Committee periodically reviews and recommends to the Board amendments to the Corporate Governance Guidelines and the Political Participation Policy. The Corporate Governance Guidelines and the Political Participation Policy are available on the Company's website (www.pinnaclewest.com).

RECENT ACTIVITIES AND KEY FOCUS AREAS

• Recommended the Board amend the Bylaws to reduced stock ownership threshold to call a special meeting to 15%.

• Conducted an active succession planning process with the retirement of Donald E. Brandt and the election of Jeffrey B. Guldner as Chairman of the Board, CEO and President of the Company and Chairman of the Board and CEO of APS.

• Recommended Glynis A. Bryan for election to the Board in February 2020.

Finance Committee

"The Finance Committee plays a key role in ensuring the financial health of the Company by providing oversight of the Company's financial performance, financing strategy and dividend policies and actions."

–Bert Lopez

2019 MEETINGS: 4

COMMITTEE MEMBERS:
Humberto S. Lopez, Chair
Richard P. Fox
Kathryn L. Munro
Paula J. Sims
David P. Wagener

▼

KEY MEMBER SKILLS

1/5 Audit Expertise

2/5 Finance/Capital Allocation

3/5 Financial Literacy/Accounting

3/5 Investment Experience

RESPONSIBILITIES:

The Finance Committee:

- Reviews the historical and projected financial performance of the Company and its subsidiaries;
- Reviews the Company's financial condition, including sources of liquidity, cash flows and levels of indebtedness;
- Reviews and recommends approval of corporate short-term investment and borrowing policies;
- Reviews the Company's financing plan and recommends to the Board approval of the issuance of long-term debt, capital and/ or financing leases or other arrangements incorporating the effective intent or purpose of providing any form of financing, common equity and preferred securities, and the establishment of credit facilities;
- Reviews the Company's use of guarantees and other forms of credit support;
- Reviews and monitors the Company's dividend policies and proposed dividend actions;
- Establishes and selects the members of the Company's Investment Management Committee to oversee the investment programs of the Company's trusts and benefit plans;
- Reviews and discusses with management the Company's process for allocating and managing capital;
- Reviews and recommends approval of the Company's annual capital budget;
- Reviews the Company's annual operations and maintenance budget and monitors throughout the year how the Company's actual spend tracks to the budget;
- Reviews the Company's insurance programs; and
- Periodically reviews principal risks relating to the Company's policies and practices concerning budgeting, financing credit exposures, or other matters addressed by the Finance Committee.

RECENT ACTIVITIES AND KEY FOCUS AREAS

- Reviewed and recommended Board approval of the 2019 capital budget of $1.2B and the 2020 capital budget of $1.3B.
- Reviewed and recommended Board approval of the issuance of $1B in long-term debt at APS.
- Recommended the Board increase the dividend and declare the payment of the dividend quarterly.

Human Resources Committee

"After a deliberate, years-long management succession process, we are confident that we have elected a CEO and management team that will effectively move the Company forward."

-Rick Fox

2019 MEETINGS: 8

COMMITTEE MEMBERS:
Richard P. Fox, Chair
Denis A. Cortese
Humberto S. Lopez
Kathryn L. Munro
James E. Trevathan, Jr.



KEY MEMBER SKILLS

2/5 CEO/Senior Leadership Experience

2/5 Extensive Knowledge of the Company's Business Environment

2/5 Business Strategy

5/5 Human Capital Management

2/5 Public Board Service

RESPONSIBILITIES:

The Human Resources Committee:

- Reviews management's programs for the attraction, retention, succession, motivation and development of the Company's human resources needed to achieve corporate objectives;
- Establishes the Company's executive compensation philosophy;
- Recommends to the Board persons for election as officers;
- Annually reviews the goals and performance of the officers of the Company and APS;
- Approves corporate goals and objectives relevant to the compensation of the CEO, assesses the CEO's performance in light of these goals and objectives, and sets the CEO's compensation based on this assessment;
- Makes recommendations to the Board with respect to non-CEO executive compensation and director compensation;
- Acts as the "committee" under the Company's long-term incentive plans;
- Reviews and discusses with management the Compensation Discussion and Analysis on executive compensation set forth in our proxy statements;
- Reviews the number, type, and design of the Company's pension, health, welfare and benefit plans;
- Periodically reviews principal risks relating to the Company's compensation and human resources policies and practices or other matters addressed by the Human Resources Committee; and
- Periodically reviews the Company's compensation policies and practices applicable to executive and non-executive employees to identify and assess potential material risks arising from the policies and practices.
- Under the Human Resources Committee's charter, the Human Resources Committee may delegate authority to subcommittees, but did not do so in 2019. Additional information on the processes and procedures of the Human Resources Committee is provided under the heading "Compensation Discussion and Analysis ("CD&A")".

RECENT ACTIVITIES AND KEY FOCUS AREAS

- Recommended the election by the Board of Jeffrey B. Guldner as the Company's Chairman of the Board, President and CEO and Chairman of the Board and CEO of APS, as part of a years-long succession planning process.
- Recommended additional succession planning appointments, including the election of Maria L. Lacal as Chief Nuclear Officer of APS, Daniel T. Froetscher as President and Chief Operating Officer of APS, and Theodore N. Geisler as the new Chief Financial Officer of the Company and APS.
- Recommended the Board increase the stock ownership requirement for the Board of Directors to five times the annual retainer fee.

Nuclear and Operating Committee

"In managing the oversight of the Company's overall operations, the N&O Committee takes accountability for ensuring that operations are performed in an efficient, safe, and secure manner. Cyber and physical security are key focus areas of the committee."

-Mike Gallagher

2019 MEETINGS: 4

COMMITTEE MEMBERS:

Michael L. Gallagher, Chair
Glynis A. Bryan
Denis A. Cortese
Dale E. Klein
Bruce J. Nordstrom
Paula J. Sims
James E. Trevathan, Jr.
David P. Wagener



KEY MEMBER SKILLS

4/8 Complex Operations Experience

2/8 Extensive Knowledge of the Company's Business Environment

5/8 Government/Public Policy/Regulatory

2/8 Nuclear Experience

5/8 Risk Oversight and Risk Management

3/8 Utility Industry Experience

RESPONSIBILITIES:

The Nuclear and Operating Committee:

- Receives regular reports from management and monitors the overall performance of Palo Verde Generating Station;
- Reviews the results of major Palo Verde inspections and evaluations by external oversight groups, such as the Institute of Nuclear Power Operations ("INPO") and the Nuclear Regulatory Commission ("NRC");
- Monitors overall performance of the principal non-nuclear business functions of the Company and APS, including fossil energy generation, energy transmission and delivery, customer service, fuel supply and transportation, safety, legal compliance, and any significant incidents or events;
- Reviews regular reports from management concerning the environmental, health and safety ("EH&S") policies and practices of the Company, and monitors compliance by the Company with such policies and applicable laws and regulations;
- Reviews APS's planning for generation resources additions and significant expansions of its bulk transmission system;
- Periodically reviews principal risks related to the Company's nuclear, fossil generation, transmission and distribution, EH&S operations, or other matters addressed by the Nuclear and Operating Committee;
- Receives reports on the Company's sustainability initiatives and strategy; and
- Provides oversight of security policies, programs and controls for protection of cyber and physical assets.
- In addition, the Nuclear and Operating Committee receives regular reports from the Off–Site Safety Review Committee (the "OSRC"). The OSRC provides independent assessments of the safe and reliable operations of Palo Verde. The OSRC is comprised of non-employee individuals with senior management experience in the nuclear industry and the Palo Verde Director of Nuclear Assurance.

RECENT ACTIVITIES AND KEY FOCUS AREAS

- Reviewed with management the preparedness of our operations to meet the needs of our customers during the summer monsoon season.
- Reviewed the operational status and outage performance of the Palo Verde Generating Station.
- Reviewed the Company's and APS's safety performance and safety messaging to employees.

Board Meetings and Attendance

In 2019, our Board held eight meetings and each of our Directors attended 100% of the Board meetings and any meetings of Board committees on which he or she served. Each Director is expected to participate in the Annual Meeting. All Board members attended the 2019 Annual Meeting.

100%
attendance rate in 2019

Board Oversight and Engagement

Strategic Framework

The Core serves as the foundation for all strategic and business initiatives. It is anchored by four pillars that establish the foundation for the way we intend to do business: Clean, Affordable, Reliable and Customer Focused.

Our Board reviews the strategic business plan annually and oversees the implementation of that strategy, receiving regular reports from management on progress and any changes throughout the year. The Board, through the Human Resources Committee, is also involved in setting the annual performance metrics, which are aligned with the strategic plan and designed to incentivize achievement of the strategic goals.

CORE

The Company and APS have adopted Core, which is a strategic framework that sets forth the foundation from which we operate. It defines our vision, mission, critical areas of focus, and values. APS's vision is to create a sustainable energy future for Arizona. APS's mission is to safely and efficiently deliver reliable energy to meet the changing needs of our customers. The critical areas of focus are employees, operational excellence, security, environment, customer value, community, and shareholder value. The framework affirms our corporate values of safety, integrity and trust, respect and inclusion, and accountability. Here is our Core:


CRITICAL AREAS OF FOCUS
Employees
Operational Excellence
Security
Environment
Customer Value
Community
Shareholder Value
VALUES
Safety
Integrity & Trust
Respect & Inclusion
Accountability
VISION
Creating a sustainable energy future for Arizona.
MISSION
We safely and efficiently deliver reliable energy to meet the changing needs of our customers.

The Core is our strategic framework. This is the foundation from which our long-term strategy is built.

The Core ties together many critical components to ensure that we have a customer-focused culture and deliver operational excellence. Our ability to thrive and grow as a company depends on the trust and goodwill of our customers and the communities we serve. We recruit and retain great people, and we empower them to be enthusiastic ambassadors for our customers. We respond to customer needs by developing new and innovative solutions to help them manage their own energy use. By pursuing this customer-centric culture, we create customer value that, in turn, builds shareholder value.

Codes of Ethics

To ensure the highest levels of business ethics, the Board has adopted the Code of Ethics and Business Practices, which applies to all employees, officers and directors, and the Code of Ethics for Financial Executives, both of which are described below:

CODE OF ETHICS AND BUSINESS PRACTICES ("CODE OF ETHICS")

Employees, directors and officers receive access to and training on the Code of Ethics when they join the Company or APS, as well as annual updates. The Code of Ethics helps ensure that employees, directors and officers of the Company and APS act with integrity and avoid any real or perceived violation of the Company's policies and applicable laws and regulations. The Company provides annual online training and examination covering the principles in the Code of Ethics. This training includes extensive discussion of the Company's values, an explanation of Company ethical standards, application of ethical standards in typical workplace scenarios, information on reporting concerns, assessment questions to measure understanding, and an agreement to abide by the Code of Ethics. All employees of the Company and APS and all of our Directors complete the training.

CODE OF ETHICS FOR FINANCIAL EXECUTIVES

The Company has adopted a Code of Ethics for Financial Executives, which is designed to promote honest and ethical conduct and compliance with applicable laws and regulations, particularly as related to the maintenance of financial records, the preparation of financial statements, and proper public disclosure. "Financial Executive" means the Company's CEO, Chief Financial Officer, Chief Accounting Officer, Controller, Treasurer, and General Counsel, and the President, Chief Operating Officer and Executive Vice President, Operations of APS, and other persons designated from time to time as a Financial Executive subject to the Code of Ethics for Financial Executives by the Chair of the Audit Committee.

Both codes are available on the Company's website (www.pinnaclewest.com).

Human Capital Management

The Board as a whole, as well as through the Human Resources Committee, is responsible for oversight of the Company's policies and programs with regard to human capital management. The Human Resources Committee is tasked with establishing the Company's executive compensation philosophy and reviewing the Company's plans and programs for the attraction, retention, succession, motivation, and development of the human resources needed to achieve corporate objectives. The Human Resources Committee also reviews the Company's pension, health, welfare and benefit plans and is responsible for the oversight of risks relating to or arising out of the Company's compensation and human resources policies and practices. The full Board also receives reports on issues relating to human capital. The Board has multiple opportunities each year to interact directly with employees, including during our annual Board meeting at the Palo Verde Generating Station, during an annual dinner with high-potential employees, and at employee-driven presentations to the Board.

Environmental, Social and Governance

Our Board dedicates a great amount of time to environmental, social and governance matters at the Board and committee level. As an electric utility, environmental matters are at the forefront of our discussions on operations, strategy and risk. The Nuclear and Operating Committee has primary responsibility over environmental matters, though the Board also receives reports on matters of environmental importance. Another key focus of the Board is the adoption and maintenance of good governance practices, which is a primary responsibility of the Corporate Governance Committee. Our social impact, both within the Company and in our community and with our customers has also been a key focus of the Board, with certain aspects being overseen by the Corporate Governance and Human Resources Committees.

The Board's Role in Risk Oversight

Top risks discussed by the Board and its committees in 2019 included cybersecurity, data privacy and protection, catastrophic fire event, Arizona utility regulation, and customer expectations. The Board believes it is important to look at the list fresh each year as part of a diligent risk review.

RESPONSIBILITIES

Responsibility for the management of the Company's risks rests with the Company's senior management team. The Board's oversight of the Company's risk management function is designed to provide assurance that the Company's risk management processes are well adapted to and consistent with the Company's business and strategy and are functioning as intended.

BOARD OF DIRECTORS

The Board focuses on fostering a culture of risk awareness and risk-adjusted decision-making and ensuring that an appropriate "tone at the top" is established. The Board regularly discusses and updates a listing of areas of risk and a suggested allocation of responsibilities for such risks among the Board and the Board committees.

COMMITTEES

The charter for each of our committees requires each committee to periodically review risks in their respective areas. Each committee:

- Receives periodic presentations from management about its assigned risk areas;
- Receives information about the effectiveness of the risk identification and mitigation measures being employed; and
- Discusses their risk reviews with the Board at least annually.

The Audit Committee periodically reviews the Company's risk assessment processes, guidelines, policies and program, as well as the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

SENIOR MANAGEMENT – EXECUTIVE RISK COMMITTEE AND ENTERPRISE RISK MANAGEMENT GROUP

- The Executive Risk Committee ("ERC") is responsible for the Enterprise Risk Management Program and ensuring that the Board receives timely information concerning the Company's material risks and risk management processes and provides the Board with a list of the Company's top risks on an annual basis.
- The ERC is comprised of senior-level officers of the Company and is chaired by the Executive Vice President and Chief Administrative Officer of Pinnacle West and APS.
- The internal enterprise risk management group reports to the Vice President of Strategy and Risk of APS, who reports to the Executive Vice President and Chief Administrative Officer of Pinnacle West and APS. The internal risk management group is responsible for:
  - implementing a consistent risk management framework and reporting process across the Company; and
  - ensuring that the ERC is informed of those processes and regularly apprised of existing material risks and the emergence of additional material risks.

HIGHLIGHTS OF CERTAIN RISKS

Two risks monitored by the Board and its committees were as follows:

CATASTROPHIC FIRE EVENT – WILDFIRE RISK

Wildfire risk is always present for the Company given our expansive service territory. Wildfires have the potential to affect not only the communities that APS serves, but also APS's vast network of electric lines and facilities. The Company uses a proactive, multi-faceted approach to wildfire mitigation, with a central focus on risk assessment, readiness and compliance. Main components of the mitigation strategy include:

• Disabling of automatic reclosers on high risk feeders during fire season;

• Wildland-Urban/Forestry fire risk assessments and prevention measures;

• Wildland-Urban Interface/Defensible Space Around Poles Program;

• Vegetation Management Right-of-Way Program; and

• Transmission Line Clearance Program.

Responsibility for oversight of wildfire risk was allocated to the Finance Committee.

CYBERSECURITY

Cybersecurity continues to be an integral part of APS's day-to-day business. The risks in this area are constantly expanding and evolving, particularly driven by the increasing sophistication of cyber threats and the growing risk surface presented by new technologies, platforms and other innovations. The Company has implemented cybersecurity measures focused on the layers of criticality around its bulk electrical systems and nuclear systems. The Company continues to embrace an industry-standard approach to cyber risk management, which includes:

• Cyber Incident Response Plan and augmentation of existing internal processes;

• Third-party risk monitoring technology and internal escalation process;

• Collaboration between corporate Information Security and Palo Verde Cybersecurity;

• APS Cyber Defense Center to detect, respond, contain and recover from cyber attacks;

• Active participation in Electricity Subsector Coordinating Council Cyber Mutual Assistance Program; and

• Consistent application of security controls across all technology solutions and underlying infrastructure.

Responsibility for oversight of cybersecurity risk was allocated to the Nuclear and Operating Committee.

Management Succession

Executive succession planning and senior management development were specific areas of focus for the Corporate Governance Committee over the last several years. Our deliberate and thoughtful succession plan was implemented in 2019, resulting in the election of Jeffrey B. Guldner as Chairman of the Board, President and CEO of the Company and Chairman of the Board and CEO of APS, Daniel T. Froetscher as President and Chief Operating Officer of APS, Maria L. Lacal as Executive Vice President and Chief Nuclear Officer, PVGS of APS, and Theodore N. Geisler as Senior Vice President and Chief Financial Officer of the Company and APS. The implementation of this succession plan is the result of the Corporate Governance Committee engaging with management in thorough analysis and thoughtful discussions, including the development and evaluation of current and potential senior leaders.

Our Board places a high priority on senior management development and succession planning. While the Corporate Governance Committee has principal responsibility for overseeing CEO and other senior management succession planning, the full Board is actively involved in reviewing our senior management succession plans that are designed to provide for smooth and thoughtful leadership transitions in the future.

▼
Given our need for specialized experience, we maintain strong management succession planning practices and are focused on developing and retaining talent within our Company. Our Board's focus on attracting, developing and retaining highly skilled and experienced executives is a core consideration in structuring our executive compensation programs.

Shareholder Engagement

OUR GOAL

What our shareholders think is important to us. We seek to maintain a transparent and productive dialogue with our shareholders by:

- **Providing clear and timely information,**
- **Seeking and listening to feedback, and**
- **Being responsive.**

OUR PLAN

To accomplish this goal, we have an established shareholder engagement program designed to maintain a dialogue with our shareholders. Each year we strive to respond to shareholder questions in a timely manner, conduct extensive proactive outreach to investors, and evaluate the information we provide to investors in an effort to continuously improve our engagement. In 2019, we contacted the holders of approximately 50% of the shares outstanding. Our Lead Director and other members of the Board, depending on the topic to be addressed, have participated in shareholder discussions, providing shareholders with direct access to the Board.

ANNUAL ENGAGEMENT CYCLE

SPRING

We publish annual communications to our shareholders: Annual Report, Proxy Statement, and Corporate Responsibility Report. We reach out to our shareholders and discuss proxy-related topics in connection with our Annual Meeting held in May.

SUMMER

We review the results of the Annual Meeting and potential improvements to our governance policies and practices.

FALL

We reach out to our shareholders in order to discuss the Annual Meeting outcome and to understand their priorities for the year. We communicate shareholder feedback to the Board and use it to enhance our governance practices, our disclosures and our sustainability and compensation programs.

WINTER

The cycle concludes with the Board considering our shareholders feedback and determining whether to implement items in response.



COMMUNICATING WITH THE BOARD

Shareholders and other parties interested in communicating with the Board, the independent Directors or with the Lead Director may do so by writing to the Corporate Secretary, Pinnacle West Capital Corporation, 400 North Fifth Street, Mail Station 8602, Phoenix, Arizona 85004. The Corporate Secretary will transmit such communications, as appropriate, depending on the facts and circumstances outlined in the communications. In that regard, the Corporate Secretary has discretion to exclude communications that are unrelated to the duties and responsibilities of the Board, such as commercial advertisements or other forms of solicitations, service or billing matters and complaints related to individual employment-related actions.

Employee, Officer and Director Hedging

Directors, officers, and employees of the Company may not engage in any speculative trading, hedging, or derivative security transaction (including the purchase of any financial instrument such as a prepaid variable forward contract, equity swap, collar, short-sales, or exchange fund) that involves or references Company securities, whether granted to the employee or Director as part of the compensation program or otherwise held by the employee or Director. In addition, Directors and officers may not pledge, margin or otherwise grant an economic interest in any shares of Company stock.

PROPOSAL 1

Election of Directors

 **The Board of Directors unanimously recommends a vote FOR the election of the nominated slate of directors**

The eleven nominees for election as directors are set forth below. All nominees will be elected for a one-year term that will expire at the 2021 Annual Meeting. The Directors' ages are as of February 21, 2020. All of our Directors also serve as Directors of APS for no additional compensation.

DIRECTORS' KEY SKILLS AND EXPERIENCE

	GLYNIS A. BRYAN	DENIS A. CORTESE, M.D.	RICHARD P. FOX	JEFFREY B. GULDNER	DALE E. KLEIN, PH. D.	HUMBERTO S. LOPEZ	KATHRYN L. MUNRO	BRUCE J. NORDSTROM	PAULA J. SIMS	JAMES E. TREVATHAN, JR.	DAVID P. WAGENER
DIVERSITY											
Gender or Ethnicity	✓					✓	✓		✓		
FINANCE & ACCOUNTING											
Audit Expertise			✓					✓			
Finance/Capital Allocation	✓	✓				✓					✓
Financial Literacy/Accounting	✓	✓	✓		✓	✓		✓		✓	✓
Investment Experience						✓	✓				✓
BUSINESS OPERATIONS AND STRATEGY											
Business Strategy			✓	✓					✓	✓	✓
Complex Operations Experience		✓			✓				✓	✓	
Corporate Governance	✓					✓	✓				
Customer Perspectives		✓	✓			✓	✓				
Extensive Knowledge of Company's Business Environment				✓		✓	✓	✓			

	GLYNIS A. BRYAN	DENIS A. CORTESE, M.D.	RICHARD P. FOX	JEFFREY B. GULDNER	DALE E. KLEIN, PH.D.	HUMBERTO S. LOPEZ	KATHRYN L. MUNRO	BRUCE J. NORDSTROM	PAULA J. SIMS	JAMES E. TREVATHAN, JR.	DAVID P. WAGENER
LARGE ORGANIZATIONAL LEADERSHIP											
CEO/Senior Leadership	✓			✓	✓		✓		✓	✓	
Public Board Service	✓		✓				✓				✓
Human Capital Management		✓	✓	✓	✓	✓	✓	✓		✓	
THE COMPANY'S INDUSTRY											
Nuclear Experience					✓				✓		
Utility Industry Experience				✓	✓				✓		✓
PUBLIC POLICY AND REGULATORY COMPLIANCE											
Government/Public Policy/Regulatory	✓	✓		✓	✓				✓	✓	
RISK OVERSIGHT AND RISK MANAGEMENT											
Risk Oversight and Risk Management	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓

Director Nominees



Glynis A. Bryan
Independent Director

Age: **61**
Director since: **2020**

BACKGROUND
- Since 2007: Chief Financial Officer, Insight Enterprises, Inc. (computer hardware, software, and technology solutions)
- Ms. Bryan is also a director of Pentair plc

QUALIFICATIONS
As a Chief Financial Officer for more than 20 years, Ms. Bryan brings to the Board broad functional experience in financial planning and analysis, treasury, capital markets and managing financial risk. In addition to her executive leadership experience, she also has more than 15 years of public company board experience, serving on the Board of Pentair plc where she serves as the Chair of the Audit and Finance Committee and previously served as the Chair of the Governance Committee. Ms. Bryan also brings added diversity to the Board as a woman of color.

COMMITTEES
- Audit
- Nuclear and Operating

NOMINEE SKILLS AND EXPERIENCE

As a long-tenured CFO and member of a public Board of a large, multinational corporation, Ms. Bryan brings the following key attributes to the Company:

- Corporate Governance
- Finance/Capital Allocation
- Financial Literacy/Accounting
- CEO/Senior Leadership
- Public Board Service
- Government/Public Policy/Regulatory
- Risk Oversight and Risk Management



Denis A. Cortese, M.D.

Independent Director

Age: **75**
Director since: **2010**

BACKGROUND

- Since February 2010: Director of the ASU Health Care Delivery and Policy Program and a Foundation Professor in the Department of Biomedical Informatics, Ira A. Fulton School of Engineering and in the School of Health Management and Policy, W.P. Carey School of Business
- Since November 2009: Emeritus President and Chief Executive Officer of the Mayo Clinic (medical clinic and hospital services)
- From March 2003 until retirement in November 2009: President and Chief Executive Officer of the Mayo Clinic
- Within the last five years Dr. Cortese served as a director of Cerner Corporation

QUALIFICATIONS

As former President and Chief Executive Officer of the Mayo Clinic, a multi-state, complex hospital and medical care system, Dr. Cortese gained extensive experience in human capital management, risk oversight and risk management, customer perspectives, and leading complex organizations with multiple constituencies. He led an organization that delivers strong and efficient customer service, which parallels the Company's strategies. Through his service at Mayo, he developed experience in finance, capital allocation, accounting, and regulation, and his background in public policy development, science and technology brings valuable perspective to issues that face the Company.

COMMITTEES

- Audit
- Human Resources
- Nuclear and Operating

NOMINEE SKILLS AND EXPERIENCE

As former President and CEO of Mayo Clinic, a worldwide leader in medical care with operations located throughout the United States, Dr. Cortese brings the following key attributes to the Company:

- Complex Operations Experience
- Customer Perspectives
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Government/Public Policy/ Regulatory
- Human Capital Management
- Risk Oversight and Risk Management



Richard P. Fox

Independent Director

Age: **72**
Director since: **2014**

BACKGROUND

- Since 2001: Consultant and independent board member for companies in various industries
- Mr. Fox previously held executive, operational and financial positions at CyberSafe Corporation ("CyberSafe"), Wall Data, Incorporated ("Wall Data") and PACCAR Inc., and is a former Managing Partner of Ernst & Young's Seattle office
- Mr. Fox is also a director of LiveRamp Holdings, Inc. (successor to Acxiom Corporation), FrontDoor, Inc., and Univar Solutions, Inc.
- Within the past five years, Mr. Fox has served as a director of ServiceMaster Global Holdings, FLOW International Corporation, and Pendrell Corporation

QUALIFICATIONS

As a former Managing Partner of Ernst & Young and as former Chief Financial Officer of Wall Data and President and Chief Operating Officer of CyberSafe, Mr. Fox has a deep understanding of auditing, financial and accounting matters. Mr. Fox has also served on the boards of several companies throughout his career, including seven public companies, giving him extensive insights into business strategy, human capital management and compensation, risk oversight and risk management, and the customer perspective. His extensive board experience, including service on various audit committees and finance committees, including chairmanships, adds to the Board's depth and capabilities.

COMMITTEES

- Audit
- Finance
- Human Resources

NOMINEE SKILLS AND EXPERIENCE

As a former Managing Partner of Ernst & Young, one of the "Big Four" auditing firms with multinational operations, Mr. Fox brings the following key attributes to the Company:

- Audit Expertise
- Business Strategy
- Customer Perspectives
- Human Capital Management
- Financial Literacy/Accounting
- Public Board Service
- Risk Oversight and Risk Management



Jeffrey B. Guldner

Chairman of the Board, President and CEO of the Company and Chairman of the Board and CEO of APS

Age: **54**
Director since: **2019**

BACKGROUND

- Since November 2019: Chairman of the Board, President and CEO of the Company and Chairman of the Board and CEO of APS
- From December 2018 to January 2020: President of APS
- From May 2017 to November 2019: Executive Vice President, Public Policy of the Company
- From May 2017 to December 2018: Executive Vice President, Public Policy of APS
- From May 2017 to August 2018: General Counsel of the Company and APS
- From 2014 to May 2017: Senior Vice President, Public Policy of APS

QUALIFICATIONS

Mr. Guldner joined the Company in 2004 and has held a number of leadership and executive positions responsible for several different areas of importance to the health and success of the Company, including public policy, legal, rates and regulation, government affairs and customer service. As EVP, Public Policy and President of APS, he has been instrumental in setting the Company's short- and long-term strategy. Prior to joining APS, Mr. Guldner was a partner in the Phoenix office of Snell & Wilmer LLP, where he practiced public utility, telecommunications and energy law. Before practicing law, Mr. Guldner served as a surface warfare officer in the United States Navy and was an assistant professor of naval history at the University of Washington.

NOMINEE SKILLS AND EXPERIENCE

Mr. Guldner has comprehensive experience within the Company in many different areas of importance to the overall health of the Company, including the development of strategy with respect to rates and regulation as well as our clean energy vision. Mr. Guldner brings the following key attributes to the Company:

- Business Strategy
- CEO/Senior Leadership
- Extensive Knowledge of Company's Business Environment
- Government/Public Policy/ Regulatory
- Human Capital Management
- Risk Oversight and Risk Management
- Utility Industry Experience



Dale E. Klein, Ph.D.

Independent Director

Age: **72**
Director since: **2010**

BACKGROUND

- Since January 2011: Associate Vice Chancellor for Research at The University of Texas System
- From July 2006 to May 2009: Chairman of the Nuclear Regulatory Commission ("NRC"), and thereafter continued as a Commissioner until March 2010
- From November 2001 to July 2006: Assistant to the Secretary of Defense for Nuclear, Chemical and Biological Defense Program
- Since September 1977: Professor of Mechanical Engineering at the University of Texas at Austin
- Dr. Klein is also a director of Southern Company

QUALIFICATIONS

The NRC oversees nuclear power plant operations in the United States. As the former Chairman of the NRC, Dr. Klein brings expertise in all aspects of nuclear energy regulation, operation, technology and safety. His broad national and international experience in all aspects of the nuclear utility industry, nuclear energy, government and regulation brings value to the Board, particularly from the perspective of our operations at Palo Verde Generating Station. His service with the NRC, including his tenure as Chairman, gives him senior leadership experience in operating large, complex organizations, financial literacy and human capital management and compensation experience.

COMMITTEES

- Audit
- Nuclear and Operating

NOMINEE SKILLS AND EXPERIENCE

As former Chairman of the NRC, the entity that formulates policies and regulations governing nuclear reactor and materials safety, issues orders to licensees, and adjudicates legal matters brought before it, Dr. Klein brings the following key attributes to the Company:

- CEO/Senior Leadership
- Complex Operations Experience
- Financial Literacy/Accounting
- Government/Public Policy/ Regulatory
- Human Capital Management
- Nuclear Experience
- Utility Industry Experience



Humberto S. Lopez

Independent Director

Age: **74**

Director since: **1995**

BACKGROUND

- Since January 2016: Chairman of the Board of HSL Properties, Inc. (real estate development and investment) in Tucson, Arizona
- From 1975 to January 2016: President of HSL Properties, Inc.

QUALIFICATIONS

In addition to management and business knowledge, Mr. Lopez brings extensive investment and real estate development expertise to the Company. His understanding of real estate and associated markets has proven to be a valuable asset to the Company due to the importance of those markets in Arizona. Mr. Lopez is also extensively familiar with the Company's business environment, including our customers' perspectives and Arizona's historic economic cycles, which help the Company plan for future growth and energy needs. As an entrepreneur who built his own real estate development business, Mr. Lopez has gained essential knowledge, skills and experience in accounting, finance and capital allocation, human capital management, and risk oversight and risk management. As a member of the Hispanic community, he also brings valued diversity to the Board.

COMMITTEES

- Finance (Chair)
- Audit
- Human Resources

NOMINEE SKILLS AND EXPERIENCE

Mr. Lopez is an accomplished real estate developer throughout Arizona and brings the following key attributes to the Company:

- Customer Perspectives
- Extensive Knowledge of Company's Business Environment
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Human Capital Management
- Investment Experience
- Risk Oversight and Risk Management



Kathryn L. Munro

Independent Director

Age: **71**

Director since: **2000**

Lead Director

BACKGROUND

- Since July 2003: Principal of BridgeWest, LLC (an investment company)
- From February 1999 until July 2003: Chairman of BridgeWest, LLC
- From 1996 to 2000: Chief Executive Officer of Bank of America's ("BofA") Southwest Banking Group
- From 1994 to 1996: President of BofA Arizona. Prior to that, Ms. Munro held a variety of senior positions during her 20-year career with BofA
- Ms. Munro is also Chairman of the Board of Premera Blue Cross and Lead Director of Knight-Swift Transportation Holdings, Inc. ("Knight-Swift")

QUALIFICATIONS

As principal of an investment company, and as former Chief Executive Officer of BofA's Southwest Banking Group and President of BofA Arizona, Ms. Munro brings business and investment acumen, financial knowledge, and leadership skills to the Company. Her extensive knowledge of the Company's business environment includes experience with the cycles in Arizona's economy, which assists a growing infrastructure company like Pinnacle West in accessing capital and meeting its financing needs. Ms. Munro is an experienced director, currently serving on the boards of Knight-Swift and Premera Blue Cross, providing her experience in human capital management and compensation, corporate governance, and risk oversight and risk management.

COMMITTEES

- Corporate Governance (Chair)
- Finance
- Human Resources

NOMINEE SKILLS AND EXPERIENCE

As a former CEO of BofA's Southwest Banking Group, Ms. Munro brings a wealth of experience to the Company, including the following key attributes:

- CEO/Senior Leadership
- Corporate Governance
- Extensive Knowledge of Company's Business Environment
- Human Capital Management
- Investment Experience
- Public Board Service
- Risk Oversight and Risk Management



Bruce J. Nordstrom

Independent Director

Age: **70**
Director since: **2000**

BACKGROUND

- Since June 2019: Vice President of and a certified public accountant at the firm of, Nordstrom & Associates, P.C., in Flagstaff, Arizona
- From 1988 to June 2019: President of and a certified public accountant at Nordstrom & Associates, P.C.

QUALIFICATIONS

As the former president and current vice president of an accounting firm, Mr. Nordstrom has gained an extensive accounting, auditing and financial skill set, as well as familiarity with principles of risk oversight and risk management. His tenure with the Company in addition to operating an Arizona-based business has provided him with extensive knowledge of the Company's business environment. Furthermore, as an individual who built an accounting firm in Flagstaff, Arizona, Mr. Nordstrom has obtained experience in human capital management and compensation and corporate governance as well as a familiarity with the perspectives of customers in the Northern Arizona service territory of APS.

COMMITTEES

- Audit (Chair)
- Corporate Governance
- Nuclear and Operating

NOMINEE SKILLS AND EXPERIENCE

As the Vice President of Nordstrom & Associates and a practicing CPA, Mr. Nordstrom brings the following key attributes to the Company:

- Audit Expertise
- Corporate Governance
- Customer Perspectives
- Extensive Knowledge of Company's Business Environment
- Financial Literacy/Accounting
- Human Capital Management
- Risk Oversight and Risk Management



Paula J. Sims

Independent Director

Age: **58**
Director since: **2016**

BACKGROUND

- Since May 2012: Professor of Practice and Executive Coach at the University of North Carolina Kenan-Flagler Business School
- From July 2010 to June 2012: Senior Vice President of Corporate Development and Improvement at Progress Energy Inc.
- From July 2007 to July 2010: Senior Vice President of Power Operations of Progress Energy

QUALIFICATIONS

Ms. Sims worked directly in the utility industry for more than 13 years. She brings extensive leadership experience to the Company in business strategy, electric utility operations, nuclear strategy, and operating in a regulated environment. In her prior roles at Progress Energy, Ms. Sims was responsible for complex business operations and strategy, including new generation, supply chain and information technology, as well as overall process and efficiency improvements. Her experience gives her extensive insight into the operational, regulatory, and risk-related matters that are of ever-increasing significance to the Company.

COMMITTEES

- Finance
- Nuclear and Operating

NOMINEE SKILLS AND EXPERIENCE

Ms. Sims brings hands-on experience in electric utility operations, including generation, renewable energy, energy efficiency, fuels and energy trading, and customer service, as well as an understanding of the role of management and executive oversight, and brings the following key attributes to the Company:

- Business Strategy
- CEO/Senior Leadership
- Complex Operations Experience
- Nuclear Experience
- Government/Public Policy/Regulatory
- Risk Oversight and Risk Management
- Utility Industry Experience

DIRECTOR NOMINEES FOR THE 2020 ANNUAL MEETING



James E. Trevathan, Jr.

Independent Director

Age: **66**
Director since: **2018**

BACKGROUND

- From July 2012 to December 2018: Executive Vice President and Chief Operating Officer of Waste Management, Inc. ("Waste Management") (waste disposal and recycling solutions)
- From June 2011 to July 2012: Executive Vice President of Growth, Innovation and Field Support of Waste Management
- From July 2007 to June 2011: Senior Vice President, Southern Group of Waste Management

QUALIFICATIONS

Mr. Trevathan brings to the Board more than 35 years of complex operational experience, serving 15 years in an executive capacity, with a focus on safety, environmental issues, customer service, disruptive technology, risk oversight and risk management, and community and regulatory affairs. Through his experience at Waste Management, Mr. Trevathan has gained significant experience in the oversight and management of risk, human capital management, business strategy development as well as literacy in finance and accounting.

COMMITTEES

- Human Resources
- Nuclear and Operating

NOMINEE SKILLS AND EXPERIENCE

From his more than 35 years of operational and executive experience at Waste Management, Mr. Trevathan brings the following key attributes to the Company:

- Business Strategy
- CEO/Senior Leadership
- Complex Operations Experience
- Financial Literacy/Accounting
- Government/Public Policy/ Regulatory
- Human Capital Management
- Risk Oversight and Risk Management



David P. Wagener

Independent Director

Age: **65**
Director since: **2014**

BACKGROUND

- Since June 1995: Managing Partner of Wagener Capital Management (investment and advisory firm serving utility and private equity companies)
- Mr. Wagener previously held executive positions at Salomon Brothers and Goldman, Sachs & Co.

QUALIFICATIONS

Mr. Wagener brings to the Board over 35 years of experience in the power/energy industry, project finance and investment banking experience, and knowledge of utility regulation. Through his financial experience and service on boards of public companies he has developed key experience in capital allocation, accounting, and risk oversight and risk management. His participation brings value to the Company and the Board as we address structural and business strategy challenges facing the utility industry.

COMMITTEES

- Audit
- Finance
- Nuclear and Operating

NOMINEE SKILLS AND EXPERIENCE

As the Managing Partner of Wagener Capital Management, Mr. Wagener is experienced at analyzing business strategies, and brings the following key attributes to the Company:

- Business Strategy
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Investment Experience
- Public Board Service
- Risk Oversight and Risk Management
- Utility Industry Experience

CURRENT DIRECTORS NOT STANDING FOR REELECTION

Mr. Michael L. Gallagher will retire from the Board effective at the Annual Meeting. The Board recognizes Mr. Gallagher's distinguished service over the years and thanks him for his tireless labor, devotion and service to the Company.

2020 Proxy Statement   43

Director Independence

NYSE rules require companies whose securities are traded on the NYSE to have a majority of independent directors. These rules describe certain relationships that prevent a director from being independent and require a company's board of directors to make director independence determinations in all other circumstances. The Company's Board has also adopted Director Independence Standards to assist the Board in making independence determinations. These Director Independence Standards are available on the Company's website (www.pinnaclewest.com).

In accordance with the NYSE rules and the Director Independence Standards, the Board undertakes an annual review to determine which of its directors are independent. The review generally takes place in the first quarter of each year; however, directors are required to notify the Company of any changes that occur throughout the year that may impact their independence.

Based on the Board's review, the Board has determined that all of the Company's Directors and Director nominees are independent, except Mr. Guldner due to his employment with the Company. Mr. Brandt was not independent while he was on the Board due to his employment with the Company.

11 of our 12
Directors are independent

The Company has purchase, sale and other transactions and relationships in the normal course of business with companies with which certain Company Directors are associated but which the Board determined are not material to our Company, the Directors or the companies with which the Directors are associated. These transactions were reviewed and considered by the Board in determining the independence of Company Directors. In particular, the Board took into account the following transactions during fiscal year 2019:

- Ms. Bryan is an executive officer of Insight Enterprises, Inc. ("Insight"), which provides computer hardware and software products and IT services to APS. The amounts paid to Insight represent less than 1% of the Company's and Insight's total annual revenues;

- Dr. Cortese is an employee of Arizona State University, which is considered a part of the reporting entity for the State of Arizona (the "State") for financial reporting purposes. During fiscal year 2019, various transactions occurred between the State and the Company and its affiliates, such as the provision of electric service, the payment of various State fees, taxes, memberships, licenses, sponsorships and donations, and the payment by each party of utility-related costs. The amounts paid to and received from the State represent less than 2% of the State's total annual revenues; and

- Mr. Fox serves as a director of Univar Solutions, Inc. ("Univar"), from which APS purchases chemicals that are used in the operation and maintenance of our power plants. The amounts paid to Univar represent less than 1% of the Company's and Univar's total annual revenues.

The Board believes that all of the transactions and relationships during fiscal year 2019 described above were on arm's-length terms that were reasonable and competitive and that the Directors did not participate in or receive any direct personal benefit from these transactions.

In addition, with respect to all of the Directors, the Board considered that many of the Directors and/or businesses of which they are officers, Directors, shareholders, or employees are located in APS's service territory and purchase electricity from APS at regulated rates in the normal course of business. The Board considered these relationships in determining the Directors' independence, but, because the rates and charges for electricity provided by APS are fixed by the ACC, and the Directors satisfied the other independence criteria specified in the NYSE rules and the Director Independence Standards, the Board determined that these relationships did not impact the independence of any Director. The Board also considered contributions to charitable and non-profit organizations where a Director also serves as a director of such charity or organization. However, since no Director is also an executive officer of such charitable or non-profit organization, the Board determined that these payments did not impact the independence of any Director.

Director Compensation

Compensation of the directors for 2019 was as follows:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[2]	All Other Compensation ($)	Total ($)
Donald E. Brandt[3]	0	0	0	0	0
Denis A. Cortese, M.D.	105,000	120,225	0	0	225,225
Richard P. Fox	120,000	120,225	20,648	0	260,873
Michael L. Gallagher	120,000	120,225	156,905	0	397,130
Jeffrey B. Guldner[3]	0	0	0	0	0
Dale E. Klein, Ph.D.	105,000	120,225	0	0	225,225
Humberto S. Lopez	120,000	120,225	193,170	0	433,395
Kathryn L. Munro	150,000	120,225	31,687	0	301,912
Bruce J. Nordstrom	120,000	120,225	97,845	0	338,070
Paula J. Sims	105,000	120,225	5,510	0	230,735
James E. Trevathan, Jr.	105,000	184,615	2,453	0	292,068
David P. Wagener	105,000	120,225	0	0	225,225

[1] In accordance with FASB ASC Topic 718, this amount reflects the aggregate grant date fair value of the stock awards. On May 15, 2019, all of the Directors at that time received a grant of either common stock or stock units ("SUs"), based on an election previously delivered to the Company. All Directors received common stock except for Messrs. Fox, Gallagher, Trevathan and Dr. Klein, and Mses. Munro and Sims, who each received SUs. Under the terms of the SUs, Ms. Sims and Mr. Trevathan will receive 100% of the SUs in stock and the remaining Directors who received SUs will receive 50% of the SUs in cash and 50% of the SUs in common stock, in all cases on the last business day of the month following the month in which they separate from service on the Board. The number of shares of common stock or SUs granted was 1,263, and the grant date fair value of each share of common stock or SU is $95.19, which was the closing stock price on May 15, 2019. In addition, on January 2, 2019, Mr. Trevathan received a pro-rata grant of common stock based on his service on the Board from December 2018 to May 2019 in the amount of 777 shares; the shares have a grant date fair value of $82.87. As of December 31, 2019, the following Directors had the following outstanding RSU or SU awards: Mr. Fox — 5,637; Mr. Gallagher — 16,055; Dr. Klein — 16,106; Ms. Munro — 14,061; Ms. Sims — 2,817; and Mr. Trevathan – 1,263.

[2] The Company does not have a pension plan for Directors. The amount in this column consists solely of the above-market portion of annual interest accrued under a deferred compensation plan pursuant to which Directors may defer all or a portion of their Board fees. See the discussion of the rates of interest applicable to the deferred compensation program under "Discussion of Nonqualified Deferred Compensation".

[3] Mr. Brandt and Mr. Guldner are NEOs and their compensation is set forth in the Summary Compensation Table. Only non-management directors are compensated for Board service. Mr. Brandt retired from the Board of Directors in November 2019.

Discussion of Directors' Compensation

The Human Resources Committee makes recommendations to the Board for compensation, equity participation, and other benefits for Directors. The director compensation program consists of the following components:

Compensation Component	Amount ($)
Annual Retainer	105,000
Audit Committee, Corporate Governance Committee, Human Resources Committee, Finance Committee, and Nuclear and Operating Committee Chairs Annual Retainers	15,000
Lead Director Annual Retainer	30,000
Annual Equity Grant	Shares with a value of approximately $120,000 on the grant date

Directors had an option to either receive the stock grant on May 15, 2019 or defer the receipt until a later date. A director who elected to defer his or her receipt of stock received SUs in lieu of the stock grant. Those directors who elected to receive SUs were able to elect to receive payment for the SUs in either: (1) stock; (2) 50% in stock and 50% in cash; or (3) cash. The directors also elected whether to receive these payments either as of the last business day of the month following the month in which the director separates from service on the Board, or as of a date specified by the director, which date must be after December 31 of the year in which the grant was received. The SUs accrue dividend rights equal to the amount of dividends the director would have received if the director had directly owned one share of our common stock for each SU held, plus interest at the rate of 5% per annum, compounded quarterly. The manner of payment for the dividends and interest will be based on the director's election for payment of the SUs.

Directors of Pinnacle West also serve on the APS Board of Directors for no additional compensation. The Company reimburses Board members for expenses associated with Board meetings and director education programs.

The 2012 Long-Term Incentive Plan, as amended (the "2012 Plan"), was amended in 2017 to add an overall limit to non-employee directors' compensation. The value of equity grants (based on the grant date value) plus the aggregate amount of cash fees earned or paid is limited to $500,000 per calendar year.

A comparison against the compensation programs of a peer group is generally performed every two years, and a study was last performed and reviewed by the Human Resources Committee in December 2019 using the peer group that we used in setting 2020 executive compensation. At that time the Human Resources Committee and Board deferred deciding on any changes to the compensation for the Board to a later date to allow for further deliberation. The last adjustment to Directors' compensation was in December 2017 when the Board approved increasing the value of the annual retainer from $100,000 to $105,000, the annual equity grant from $110,000 to $120,000, the committee chair retainers from $12,500 to $15,000, the Lead Director annual retainer from $25,000 to $30,000, and instituted a committee chair retainer for the chair of the Corporate Governance Committee. These changes went into effect in May 2018. The Consultant, as defined in the Compensation Discussion and Analysis, reviewed the study, validated the methodology, and concluded that the new amounts were within the competitive range.

Director Stock Ownership Policy

The Company believes that directors should have a meaningful financial stake in the Company to align their personal financial interests with those of the Company's shareholders.

In December 2019, the Board amended the Company's stock ownership policy for non-management directors to increase the holding requirement. Each director is required to hold or control Company common stock, RSUs, or SUs with a value of at least five times the annual cash retainer fee paid to directors. Directors will have three years from the date of the adoption of the amendment to meet the new requirement; newly elected directors will have six years following the date they become a director to reach the required ownership level. The Corporate Governance Committee may grant exceptions to this policy for hardship or other special circumstances. Directors may not engage in any speculative trading, hedging, or derivative security transaction (including any financial instrument such as a prepaid variable forward contract, equity swap, collar, short-sales, or exchange fund) that involves or references Company securities. In addition, Directors may not pledge, margin or otherwise grant an economic interest in any shares of Company stock.

All of the Directors are in compliance with the Director Stock Ownership Policy.

EXECUTIVE COMPENSATION

PROPOSAL 2

Advisory Vote on Executive Compensation

 **The Board of Directors unanimously recommends a vote FOR the approval of the Company's executive compensation**

Section 14A of the Exchange Act requires U.S. public corporations to provide for an advisory (non-binding) vote on executive compensation. As discussed in more detail in our CD&A and the accompanying tables and narrative, the Company has designed its executive compensation program to align executives' interests with those of our shareholders, make executives accountable for business and individual performance by putting pay at risk, and attract, retain and reward the executive talent required to achieve our corporate objectives and to increase long-term shareholder value. We believe that our compensation policies and practices promote a pay at risk philosophy and, as such, are aligned with the interests of our shareholders.

In deciding how to vote on this say-on-pay proposal, the Board points out the following factors, many of which are more fully discussed in the CD&A:

- Our Human Resources Committee has designed the compensation packages for our NEOs to depend significantly on putting pay at risk by tying pay to the achievement of goals that the Human Resources Committee believes drive long-term shareholder value;
- Our pay practices are designed to encourage management to not take unacceptable risks;
- We engage in periodic structural reviews of our compensation programs and policies; and
- We believe that the Company's executive compensation program is well suited to promote the Company's objectives in both the short- and long-term.

The Board endorses the Company's executive compensation program and recommends that the shareholders vote in favor of the following resolution:

> RESOLVED, that the compensation paid to the Company's Named Executive Officers as disclosed in this Proxy Statement in the CD&A, the compensation tables and the narrative discussion, is hereby approved.

Because your vote is advisory, it will not be binding upon the Human Resources Committee or the Board. However, we value our shareholders' opinions, and we will consider the outcome of the vote when determining future executive compensation arrangements.

Human Resources Committee Report

The Human Resources Committee submitted the following report:

The Human Resources Committee is composed of non-employee directors, each of whom is independent as defined by NYSE rules and the Company's Director Independence Standards.

In accordance with SEC rules, the Human Resources Committee discussed and reviewed the Compensation Discussion and Analysis with management and, based on those discussions and review, the Human Resources Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

HUMAN RESOURCES COMMITTEE CHAIR	HUMAN RESOURCES COMMITTEE MEMBERS
Richard P. Fox	**Denis A. Cortese, M.D.**
	Humberto S. Lopez
	Kathryn L. Munro
	James E. Trevathan, Jr.

Compensation Discussion and Analysis ("CD&A")

Named Executive Officers

Our NEOs for 2019 were:



Donald E. Brandt
Former Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS[1]



Jeffrey B. Guldner
Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS



James R. Hatfield
Executive Vice President, Chief Administrative Officer and Treasurer of PNW and APS[2]



Robert S. Bement
Executive Vice President and Special Advisor to the Chief Executive Officer of APS[3]



Daniel T. Froetscher
President and Chief Operating Officer of APS



Robert E. Smith
Senior Vice President and General Counsel of PNW and APS

[1]   Mr. Brandt retired on November 15, 2019.

[2]   Mr. Hatfield was promoted to the position of Executive Vice President and Chief Administrative Officer of PNW and APS effective January 8, 2020 and Treasurer effective February 19, 2020. For 2019, Mr. Hatfield served as Executive Vice President and Chief Financial Officer of PNW and APS.

[3]   Mr. Bement retired on March 31, 2020.

Executive Summary

BUSINESS OVERVIEW

Pinnacle West is an electric utility holding company based in Phoenix, Arizona, one of the fastest-growing metropolitan areas in the United States. Through our principal subsidiary, APS, we provide retail electricity service to 1.3 million customers in 11 of Arizona's 15 counties.

We have the full range of resources needed to satisfy customers' expectations, support Arizona's expanding economy and population, and deliver long-term value to shareholders:



50%
of our diverse energy mix today comes from clean, carbon-free resources

- strong, experienced senior leadership;
- talented and resourceful employees who are the Company's strength;
- a diverse, well-performing energy portfolio that will grow even cleaner with our new commitment to clean energy; and
- an established track record of safe, reliable operations.



Palo Verde Generating Station provides nearly **70%** of Arizona's carbon-free energy

Clean energy plays a vital role in meeting our customers' energy needs, and today 50% of our diverse energy mix comes from clean, carbon-free resources. The Company has been on a trajectory of increasingly clean energy through solar power innovation, major investments in energy storage technology, carbon-free nuclear operations and advances in energy efficiency solutions. Now, we are accelerating and solidifying that path with a goal to deliver 100% clean, carbon-free and affordable electricity to customers by 2050. We will rely on intelligent investments in renewable resources, continued modernization of the grid and the nuclear power produced at Palo Verde Generating Station, the nation's largest carbon-free energy resource, to sustain reliability and affordability on the pathway to the 100% goal.

While we share ownership of Palo Verde, APS retains full day-to-day operational responsibility, including regulatory responsibility to the NRC. The complexity of running a nuclear plant of Palo Verde's size requires a highly specialized and experienced management team. Given our need for specialized experience within our organization, we maintain strong succession planning practices and are focused on developing and retaining talent within our Company. Our Board's focus on attracting, developing and retaining highly skilled and experienced executives is a core consideration in structuring our executive compensation programs.

BUILDING SHAREHOLDER VALUE THROUGH OPERATIONAL EXCELLENCE AND A SUSTAINABLE ENERGY FUTURE

As Arizona's largest and longest-serving electric company, we're proud of our heritage and performance. We also recognize the implications of new technologies and growing customer expectations, which are leading to changes at our Company and in our industry. Our strategy for building long-term value is driven by our core operational excellence and financial strength while also capitalizing on technology advances that promote a sustainable energy future, including our goal for 100% clean, carbon-free and affordable electricity by 2050:

Executing on our Financial and Operational Objectives	Ensuring a Sustainable Energy Future
• Sustaining our operational excellence • Maintaining our financial strength • Leveraging Arizona's economic growth	• Integrating technology to modernize the grid • Incorporating clean energy resources to meet the needs of customers

DELIVERING RESULTS

Our management team has maintained a focus on our core business of operating and investing in a vertically integrated electric utility. Under the leadership of the senior officer team, Palo Verde Generating Station has become one of the top performing nuclear power plants in the U.S. We have, over the long term, provided gains in shareholder returns and maintained high credit ratings.

During 2019, our total shareholder value underperformed our historical track record. Increased regulatory uncertainty impacted shareholder confidence. Our renewed focus on ensuring robust communication and collaboration with the ACC and other stakeholders has already put us on a more positive path forward for 2020. Although our total shareholder value underperformed, we achieved the following accomplishments in 2019, among others:

- Total shareholder value increased $889.2 million in 2019, $2.4 billion over the past three years, and $4.0 billion over the past five years;
- Our TSR was 9.0%, 12.9%, 27.2% and 56.2% for the past one, two, three and five-year periods respectively;
- Pinnacle West increased its dividend for the 8th consecutive year, by 6% in 2019;
- APS finished top quartile relative to peer electric utilities for OSHA recordable injury events;
- Pinnacle West was named to the Climate Change and Water Security "A Lists" by global environmental impact nonprofit CDP, the only U.S. electric utility and just 1 of 10 U.S. companies with A's in both categories; and
- Pinnacle West once again obtained an Environmental Sustainability and Governance "A" rating from MSCI (as of June 25, 2019).

2019 COMPENSATION PLAN

For 2019, the Company's core executive compensation program for our NEOs consisted of the following key components:

	Pay Element	Measurement Period	Performance Link	Description
Base Salary	**Cash**		Salary is based on experience, performance and responsibilities and is benchmarked to a peer group and market survey data to align with competitive levels.	
Annual Incentives	**Cash**	**1 year**	**Earnings** Former CEO[1]: 62.5% Current CEO[1]: 50.0% Other NEOs: 50.0%	Universal measure of business financial performance; encourages achievement of bottom-line earnings growth goals.
			Business Unit Performance[2] Former CEO[1]: 37.5% Current CEO[1]: 50.0% Other NEOs: 50.0%	Pre-established operational business unit performance goals that include safety, customer satisfaction and operational quality and efficiency metrics.
Long-Term Incentives	**Performance Shares** 70%[3]	**3 years**	**Relative TSR** 50%	Relative measures incentivize sustained shareholder value creation and strong performance on operational benchmarks.
			Relative Operational Performance[4] 50%	
	Restricted Stock Units 30%[3]	Vest ratably over **4 years**	**Stock Price**	Encourages retention; value dependent upon share price appreciation and four-year vesting to encourage retention.
Benefits	We provide benefits, including pension and deferred compensation programs, change of control agreements and limited perquisites, designed to attract and retain our executive talent.			

[1] For fiscal year 2019, Mr. Brandt participated in the Pinnacle West 2019 CEO Annual Incentive Award Plan (the "CEO Incentive Plan"). Effective on November 15, 2019, Mr. Guldner, as Chairman of the Board, President, and Chief Executive Officer of PNW and APS, continued to participate in the APS 2019 Annual Incentive Award Plan (the "APS Plan") and did not participate in the CEO Incentive Plan. However, the APS Plan was amended so that the portion of Mr. Guldner's incentive opportunity tied to earnings was based on PNW earnings and not APS earnings. For additional details regarding Mr. Guldner's incentive award for 2019, please refer to pages 61 and 67.

[2] Based on the following business units, as applicable: Corporate Resources (Enterprise Security; External Affairs; Facilities, Supply Chain and Transportation ("FaST"); Finance/Accounting; Human Resources; Information Technology; Legal; Regulatory; Resource Management; and Sustainability), Palo Verde, Customer Service, Fossil Generation, and Transmission and Distribution. For additional details regarding our goal-setting process and the specific business unit goals for 2019, please refer to pages 66-71.

[3] For all of our officers other than our CEO and our Executive Vice Presidents, our annual long-term equity awards were granted 60% to performance-based measures and 40% to time-based vesting.

[4] Based on the following benchmarks: Customer reliability, customer-to-employee improvement ratio, Occupational Safety and Health Administration ("OSHA") all incident injury rate, nuclear capacity factor, and coal capacity factor; all of which are based on comparisons to companies selected by independent, objective data providers. For additional details regarding our goal-setting process and the specific relative long-term operational goals for 2019 performance share awards, please refer to page 73.

PAY AT RISK

The Company believes that a significant portion of each NEO's total compensation opportunity should reflect both upside potential and downside risk.

The charts below illustrate the strong emphasis that we place on performance-based, shareholder-aligned incentive compensation:



2019 FORMER CEO TOTAL COMPENSATION

83% AT RISK

61.1% Long Term Incentive[1]
17.3% Base Salary
21.6% Annual Incentive

2019 CURRENT CEO TOTAL COMPENSATION

77% AT RISK

54.7% Long Term Incentive
23.4% Base Salary
21.9% Target Annual Incentive

2019 AVERAGE FOR OTHER NEOs' TOTAL COMPENSATION

66% AT RISK

41.7% Long Term Incentive[2]
33.8% Base Salary
24.5% Target Annual Incentive

Performance Shares 70%   RSUs 30%

[1] Excludes 2017 CEO Performance-Contingent Award (defined and described below on pages 55 and 75).

[2] Mr. Smith's annual awards were 60% Performance Shares and 40% RSUs.

EXECUTIVE COMPENSATION ENHANCEMENTS

We are committed to actively engaging with our shareholders and to make changes to our compensation program to ensure that it represents our strong commitment to our pay-for-performance philosophy. Over the past several years, we have undertaken the following enhancements:

Enhanced Rigor of Performance-Based Plans

- Increased relative TSR-based performance share outperformance for target vesting to the 55th percentile or higher (up from the 50th percentile) for our CEO and Executive Vice Presidents, starting with the 2020 grant.

Increased Percentage of At-Risk Compensation

- Performance shares for our CEO and Executive Vice Presidents have increased from 55% of long-term incentive to 70% of long-term incentive since 2016

Changes to CEO Compensation

- Discontinued the use of a separate CEO incentive plan to simplify reporting across the executive team starting in 2020
- Lowered CEO target amount to 110% of base salary from previous midpoint of 125% of base salary
- Committed to no further CEO retention grants for Mr. Brandt

Adopted Clawback Provisions

- Adopted a formal clawback policy covering short- and long-term incentive awards beginning in 2018, with separate clawback provisions added to performance shares and annual incentive plan awards in 2016

In the spring of 2019, we committed to make some of the changes to our compensation program as highlighted above. These changes were well-received by our shareholders and in 2019 our say-on-pay vote received a "for" vote of 96%. Given the shareholder support of our compensation program that was evidenced by the 2019 vote results, we implemented the changes we had committed to making but we didn't make any additional changes to our compensation program as a result of the say-on-pay vote.

KEY 2019 COMPENSATION DECISIONS

For fiscal year 2019, the Human Resources Committee (for purposes of the CD&A, the "Committee"), or the Board acting on the Committee's recommendation, approved the following compensation for our NEOs:

2019 BASE SALARY ADJUSTMENTS

For fiscal year 2019, the Committee increased Mr. Brandt's salary by 3.2% and the Board, acting on the Committee's recommendation, increased Messrs. Hatfield's, Bement's, Froetscher's and Smith's base salary between 3.2%-9.1%. Mr. Guldner also received promotional increases in January and November of 2019 in recognition of his advancements to Executive Vice President, Public Policy of PNW and President of APS and then to Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS, respectively.

2019 ANNUAL INCENTIVE AWARD

Our 2019 annual incentive performance goals were set within the context of the business and economic circumstances known at that time. As a regulated utility, we are generally unable to adjust our base retail prices outside of a rate case. As such, in years in which we do not expect a retail rate adjustment, changes in our revenues over the previous year would depend largely on factors beyond our control, such as customer growth, weather and customer usage patterns.

Consistent with this methodology, we set the APS earnings target at $538 million for 2019, relatively flat to the 2018 actual incentive earnings of $537.2 million. Likewise, we set Pinnacle's 2019 target earnings range such that its projected midpoint was $515 million, compared to Pinnacle's 2018 actual incentive earnings of $511 million. In both cases, the earnings goals were set to reflect modest sales growth and continued focus on effective cost controls.

Actual earnings for APS and Pinnacle West for incentive plan purposes were 9% and 12% below the 2019 target payouts, respectively, as shown on pages 66 and 67. The decrease in 2019 earnings was driven in part by mild weather and lower sales growth, partially offset by effective cost controls.

The 2019 operational business unit performance goals were evaluated and revised in certain key business areas to better align with our priorities and emphasize top-quartile or above performance. The average of all business unit metric performance for 2019 was 115% of target compared to 122% of target in 2018 (see page 65 for a table summarizing 2019 through 2018 business unit metric performance).

2019 LONG-TERM INCENTIVE AWARDS

Our long-term equity incentive compensation is intended to align the interests of executives and our shareholders and increase the long-term shareholder value while also offering an award opportunity that helps attract and retain qualified, experienced executives. The 2019 long-term incentive grant awarded to Mr. Bement was increased to better align his award amount to competitive market data and Mr. Guldner's grant was increased in recognition of his expanded responsibilities due to his promotion to

Executive Vice President, Public Policy and President of APS. For all other NEOs, we granted the annual awards consistent with our long-term equity incentive compensation determination process as described on page 72.

2017 CEO PERFORMANCE-CONTINGENT AWARD

In March 2017, the Committee granted Mr. Brandt a two-year, performance-based cash award ("2017 CEO Performance-Contingent Award"). This award was designed to incent Mr. Brandt, a retirement eligible CEO, to remain in his current role while further emphasizing the Board's succession planning priorities. The 2017 CEO Performance-Contingent Award was subject to clearly-defined performance goals. The return on equity and earnings conditions were achieved, and consistent with the award agreement, the Corporate Governance Committee assessed Mr. Brandt's performance with respect to the succession and development actions and concluded that Mr. Brandt had successfully completed those actions, all as detailed further on pages 75-76 of this Proxy Statement. On February 19, 2019, the Committee approved a $4 million payment to Mr. Brandt based on the achievement of the specified performance goals. An amount of $2 million of the 2017 CEO Performance-Contingent Award was included in the Summary Compensation Table for 2018. The remaining $2 million was included in the Summary Compensation Table in the column under "Non-Equity Incentive Plan Compensation" for 2019. In 2019, the Committee committed to making no further retention grants to Mr. Brandt.

COMPENSATION GOVERNANCE

Our executive compensation program is overseen by the Committee. Through ongoing shareholder engagement and regular assessment of our compensation governance practices, we seek to continue to improve our compensation governance:



COMPENSATION GOVERNANCE

- **Shareholder feedback informs compensation program design**
- Substantial proportion of target compensation **is at risk** (83% for the former CEO, 77% for the current CEO and 66% for other NEOs)
- **Performance shares are 100% tied to relative performance** (50% on relative TSR and 50% on relative operational metrics) and require 90th percentile performance for maximum payouts
- **No excise tax gross-up provisions** in new or materially amended Change of Control Agreements (defined below) with our NEOs
- **Anti-hedging policy for all Directors, officers and all employees and anti-pledging policy for all Directors and officers**
- **Stock ownership guidelines** for all NEOs (all NEOs are in compliance with the stock ownership guidelines)
- **Clawback policy** for our current or former executive officers covering short- and long-term incentive awards

Our Philosophy and Objectives

Our compensation program is designed to be transparent with a clear emphasis on putting pay at risk and retaining key executives. Our executive compensation philosophy incorporates the following core principles and objectives:

- **Alignment with Shareholder Interests.** We structure our annual cash and long-term equity incentive compensation to put pay at risk and reward business performance. Payouts under these plans are tied predominantly to the Company's total return to shareholders, earnings, and the achievement of measurable and sustainable business and individual goals, so that executives' interests are tied to the success of the Company and are aligned with those of our shareholders.
- **Key Management Retention.** We structure our program to provide compensation at levels necessary to attract, engage and retain an experienced management team who have the skill sets and industry experience to succeed in our complex operating and regulatory environment, including operating the Palo Verde Generating Station, and who can provide consistently strong operating and financial results.

Setting Executive Compensation

THE HUMAN RESOURCES COMMITTEE

The Committee monitors executive officer compensation throughout the year and undertakes a thorough analysis of our executive officer compensation each fall. This review includes consideration of competitive positions relative to specified labor markets, the mix of compensation components, performance requirements, the portion of pay at risk and tied to performance, and individual performance evaluations. From December through February, the Committee considers and approves executive officer compensation, including salary and cash and non-cash incentives. The Committee makes all compensation decisions relating to our CEO's compensation, makes awards under the 2012 Plan, and determines the awards under the 2019 Incentive Plans (defined below). The Committee recommends other executive officer compensation decisions, which are approved by the Board for Pinnacle West officers and the Board of Directors of APS for APS officers.

ROLE OF EXECUTIVE OFFICERS IN DETERMINING EXECUTIVE COMPENSATION

Management works with the Committee in establishing the agenda for Committee meetings and in preparing meeting information. Management conducts evaluations and provides information on the performance of the executive officers for the Committee's consideration and provides such other information as the Committee may request. Management also assists the Committee in recommending: salary levels; annual incentive plan structure and design, including earnings and business unit performance targets or other goals; long-term incentive plan structure and design, including award levels; and the type, structure, and amount of other awards. The executive officers are available to the Committee's compensation consultant to provide information as requested by the consultant. At the request of the Chair of the Committee, the CEO or other officers may attend and participate in portions of the Committee's meetings.

ROLE OF COMPENSATION CONSULTANTS

The Committee's charter gives the Committee the sole authority to retain and terminate any consulting firm used by the Committee in evaluating non-employee director and officer compensation. The Committee engaged Frederic W. Cook & Co. to assist the Committee in its evaluation of 2019 compensation for our executive officers (the "Consultant"). The Consultant does not provide any other services to the Company or its affiliates. The Committee has assessed the independence of the Consultant and has concluded that the Consultant is an independent consultant to the Committee as determined under the NYSE rules. The Committee instructed the Consultant to prepare a competitive analysis of the compensation of the executive officers of the Company and of APS, and to make recommendations for changes to the existing compensation program, if warranted.

PAY COMPARISONS

In evaluating compensation for the NEOs, the Committee takes into account analysis provided by the Consultant and its recommendations regarding the competitiveness and structure of compensation. The Committee considers the competitive market data presented by the Consultant as an important reference point to assure the Committee of the reasonableness of compensation levels and programs provided to executive management; however, actual compensation levels also take into account the individual executives and their responsibilities, skills, expertise, value added, as well as the competitive marketplace for executive talent.

CONSULTANT'S REPORT

The Consultant reviewed our executive compensation practices and considered the extent to which these practices support our executive compensation objectives and philosophy. As part of this study, the Consultant performed competitive pay comparisons for our executive officers based on three data sets:

Peer Group (33%)[1]	General Industry Data (33%)[1]	Industry-Specific Data (33%)[1]
2017/2018 compensation information as disclosed in 2018 SEC filings for the Peer Group (as described below)	Based on surveys published by Aon Hewitt (averaging data for companies in the $2.5B-$5B revenue and $5B-$10B revenue brackets) and Willis Towers Watson PLC ("Towers Watson") (averaging data for companies in the $3B-$6B revenue and $6B-$10B revenue brackets)	From the Towers Watson Energy Services Industry Survey (reflecting the average between companies in the $3B-$6B revenue bracket and companies with revenues greater than $6B)

[1] Reflects weightings used for Messrs. Brandt, Guldner (for both roles in 2019), Hatfield, and Smith. Weightings for Messrs. Bement and Froetscher are discussed below.

From these sources, the Consultant developed a consensus in which the competitive industry comparison for Messrs. Brandt, Guldner, Hatfield, and Smith reflects a weighting of one-third peer group proxy statement data, one-third Energy Services Industry Survey, and one-third general industry surveys. Messrs. Bement and Froetscher did not have a general industry survey match, so the competitive industry comparisons reflect an average of the peer group proxy statement data and Energy Services Industry Survey data for each position. Compensation levels were updated to 2019 based on projected executive level market movement from major salary planning surveys selected by the Consultant.

In providing information to the Committee with respect to setting 2019 compensation, the Consultant reviewed the total compensation levels of the NEOs and presented its analysis in October 2018. At this time, the Consultant also reviewed the individual elements of compensation, including the design of annual incentives and long-term incentives. In December 2018 and again in October 2019 the Consultant provided additional analysis for Mr. Guldner to support his promotions to Executive Vice President, Public Policy of PNW, President of APS, and to Chairman of the Board, President, and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS.

In its analysis, the Consultant provided competitive findings for base salary, annual incentive, long-term equity incentives and target total direct compensation for the NEOs relative to the 25th, 50th and 75th percentile (the October 2019 analysis for Mr. Guldner considered the 25th percentile to median). The conclusions of the reports as to competitive pay comparisons of the NEOs for these compensation elements are as follows:

Name	Target Annual Cash (Salary + Target Annual Incentives)	Long-Term Incentives[1]	Target Total Direct Compensation[1]
Mr. Brandt	75th percentile	25th-50th percentile	50th percentile
Mr. Guldner[2]	25th-50th percentile	<25th percentile	25th percentile
Mr. Hatfield	50th percentile	25th-50th percentile	50th percentile
Mr. Bement	75th percentile	25th percentile	50th percentile
Mr. Froetscher	50th percentile	50th-75th percentile	50th-75th percentile
Mr. Smith	50th percentile	25th percentile	25th-50th percentile

[1]   Long-term incentive comparison excludes the annualized value of Mr. Brandt's 2017 CEO Performance-Contingent Award, a certain arrangement for Mr. Bement under the non-qualified deferred compensation plan and the annualized value of a long term incentive award granted to Mr. Smith upon hire; all are described later in this Proxy Statement on pages 75-76, 93, and 84 respectively.

[2]   This information reflects Mr. Guldner's position as Chairman of the Board, President and Chief Executive Officer of PNW and APS.

APPLICATION OF THE COMMITTEE'S JUDGMENT

The analysis in the Consultant's report and its recommendations regarding the competitiveness and structure of compensation are factors that the Committee takes into account in its evaluation of compensation for the NEOs. The Committee considers the competitive market data presented by the Consultant as an important reference point to assure the Committee of the reasonableness of compensation levels and programs provided to executive management; however, actual compensation levels also take into account the individual executives and their responsibilities, skills, expertise, value added, as well as the competitive marketplace for executive talent.

Company, business unit, and individual officer performance, as well as compensation competitiveness, are the primary factors in determining the level of total direct compensation for the NEOs. While the Committee considers internal pay equity in making compensation decisions, we do not have a policy requiring any set levels of internal pay differentiation. Finally, the Committee evaluates other factors that it considers relevant, such as the financial condition of the Company and APS. The Company does not have a pre-established policy or target for allocation between cash and non-cash compensation or between short-term and long-term incentive compensation, although the Committee does allocate long-term awards between the two forms of equity grants.

DETERMINING THE PEER GROUP

The Peer Group (defined below) used as one input in our pay comparison process is reviewed annually for its continued appropriateness. The Committee takes into consideration the scope and complexity of the Company's management responsibility and liability needs, including the following factors:

- Pinnacle West's operating subsidiary APS operates Palo Verde Generating Station, the largest nuclear power plant in the U.S., which has a $1 billion annual budget, employs one-third of APS employees, and is subject to comprehensive and complex nuclear and environmental regulation;
- The management scope of Palo Verde Generating Station operations necessitates that the Company seeks talent from larger utilities, including those with significant nuclear operations and similar regulatory and business challenges; and
- APS has full operational control and legal responsibility for Palo Verde Generating Station, Four Corners Generating Station and Cholla Power Plant. This is an important factor because APS does not have 100% ownership of these stations and this operational responsibility would not be accounted for in standard measures of Pinnacle West's or APS's size.

Given these factors, we make certain adjustments to our size measure to account for our operational responsibilities, rather than solely ownership, to allow for more appropriate comparability of Pinnacle West to potential peer companies. In determining the composition of the Peer Group, we adjust our revenues to reflect our control and responsibility for Palo Verde Generating Station, Four Corners Generating Station and Cholla Power Plant. The number used for APS revenues is adjusted to take into account the revenues that are attributable to co-owned assets over which APS maintains full operational control and legal compliance responsibility. This adjustment resulted in a number of $5.4 billion compared to its reported twelve months ended June 30, 2018 revenues of $3.6 billion.

Within the range of potential peers based on adjusted revenues, the Peer Group below is then determined based on additional factors including:

- Scope of management complexity
- Nuclear operations
- Top industry talent (related to management complexity)
- Regulated vs. non-regulated operations
- Complexities of a challenging regulatory environment
- CEO/senior management leadership

As a result of such review, the Committee approved the use of the same peer group that was used in setting 2018 executive compensation. The Peer Group is broadly similar to the Company in scope and complexity of operations (taking into account nuclear operations, regulatory profile, and other quantitative and qualitative considerations) and positions the Company between the 25th percentile and median with respect to revenues (adjusted as explained above).

As outlined previously, peer proxy data is only one third of the compensation information that is referenced for our NEOs (except for Messrs. Bement and Froetscher, where peer proxy statement data is weighted at 50%). For setting 2019 compensation, the Peer Group consisted of the following predominantly rate-regulated utilities (the "Peer Group"):

Peer Group		
Alliant Energy Corporation	Edison International	PPL Corporation
Ameren Corporation	Eversource Energy	SCANA Corporation
CMS Energy	Hawaiian Electric	The Southern Company
Consolidated Edison, Inc.	Industries, Inc.	WEC Energy Group, Inc.
DTE Energy Company	NiSource Inc.	Xcel Energy, Inc.
	OGE Energy Corp.	

RISK MANAGEMENT AND ASSESSMENT

The Committee reviewed a compensation risk assessment conducted independently by the Consultant. The assessment focused on the design and application of the Company's executive compensation programs and whether such programs encourage excessive risk taking by executive officers. In addition, management advised the Committee that management has reviewed the overall compensation programs for the Company's employees and has concluded that the programs are balanced and do not encourage imprudent risk-taking. Management advised the Committee that non-executive employee compensation programs generally consist of the compensation components contained in the executive compensation programs. Based on the outcome of the Consultant assessment and the information from management, the Committee believes that the Company's compensation programs (i) do not motivate our executive officers or our non-executive employees to take excessive risks, (ii) are well designed to encourage behaviors aligned with the long-term interests of stockholders, and (iii) are not reasonably likely to have a material adverse effect on the Company.

Executive Compensation Components

BASE SALARY

Base salaries are set at competitive levels to attract and retain qualified, experienced executives. Salary levels are based on experience, performance and responsibilities, and benchmarked to the Peer Group and market survey data to align with competitive levels. The Committee reviews competitive salary information and individual salaries for executive officers on an annual basis. In considering individual salaries, the Committee reviews the scope of job responsibilities, individual contributions, business performance, retention concerns, and current compensation compared to market practices. In setting base salaries, the Committee also considers that base salary is used as the basis for calculating annual incentive awards.

In December of 2018, the Committee, based on the considerations set forth above, made the following adjustments to the base salaries of the following NEOs for fiscal year 2019:

Name	2018 Base Salary ($)	2019 Base Salary ($)
Mr. Brandt[1]	1,395,000	1,440,000
Mr. Guldner[2]	575,000	730,000
Mr. Hatfield	665,000	686,000
Mr. Bement	625,000	645,000
Mr. Froetscher	500,000	540,000
Mr. Smith	550,000	600,000

[1] Mr. Brandt retired on November 15, 2019.

[2] Mr. Guldner's salary increased to $1,100,000 effective November 15, 2019 in recognition of his promotion to Chairman of the Board, President, and Chief Executive Officer of PNW and Chairman of the Board and CEO of APS.

ANNUAL CASH INCENTIVES

Our annual cash incentives are strongly performance-based and designed to both reward achievement of pre-determined annual performance objectives that are critical to our business operations and to attract and retain qualified, experienced executives. Performance for NEOs is measured based on relevant and objective earnings and business unit metrics.

- **CEO**. For fiscal year 2019, Mr. Brandt participated in the CEO Incentive Plan. From January 1, 2019 until November 15, 2019, Mr. Guldner participated in the APS Incentive Plan as President of APS and Executive Vice President Public Policy of Pinnacle West. From November 15, 2019 until December 31, 2019, Mr. Guldner, as Chairman of the Board, President and Chief Executive Officer of PNW and APS, continued to participate in the APS Incentive Plan but the award opportunities were based 50% on the achievement of specified 2019 Pinnacle West earnings levels and 50% on the achievement of performance goals established for business units of APS in the functional areas of customer service, transmission and distribution, fossil generation, corporate resources and the Palo Verde Generating Station.
- **Other NEOs**. Messrs. Hatfield, Froetscher and Smith participated in the APS Incentive Plan and Mr. Bement participated in the APS 2019 Annual Incentive Award Plan for Palo Verde Employees (the "Palo Verde Incentive Plan").

The APS Incentive Plan and the Palo Verde Incentive Plan are collectively referred to as the "APS Incentive Plans," and the APS Incentive Plans and the CEO Incentive Plan are collectively referred to as the "2019 Incentive Plans". In December 2018, the Committee approved the CEO Incentive Plan and the Board, on the recommendation of the Committee, approved the APS Incentive Plans for officers.

2019 INCENTIVE PLAN OPPORTUNITIES

NEO	Threshold (% of Salary)	Target (% of Salary)	Maximum (% of Salary)	2019 Actual (% of Salary)	2019 Actual ($)
Mr. Brandt	50	125[1]	200	126.2	1,588,248[2]
Mr. Guldner (as CEO)[3]	27.50	110	220	13.4	147,242[4]
Mr. Guldner (as President)[3]	22.50	90	180	69.4	506,859[4]
Mr. Hatfield	18.75	75	150	77.9	534,128
Mr. Bement	18.75	75	150	94.4	608,630
Mr. Froetscher	18.75	75	150	67.1	362,232[4]
Mr. Smith	16.25	65	130	68.1	408,330

[1] Reflects a representative target amount under the CEO Incentive Plan — the Committee structured the CEO Incentive Plan so that if Pinnacle West earnings came in at the mid-point between threshold and maximum amounts and each business unit achieved its target performance levels, Mr. Brandt would receive an incentive award equal to 125% of his 2019 base salary.

[2] This amount is the prorated amount of the incentive award because since Mr. Brandt retired during 2019, he was only eligible to receive a prorated amount of the award based on the amount of time Mr. Brandt was employed during 2019.

[3] Reflects the amounts associated with each position Mr. Guldner held during 2019.

[4] Messrs. Guldner and Froetscher elected not to receive a payout for the Customer Service business unit under the APS Incentive Plan and the amount in this column reflects a zero payout for this business unit.

ASSESSING PERFORMANCE AND PAYOUTS

The Board oversees the Company's business strategy. The Company maintains a rigorous performance goal-setting process wherein goals are set based on our annual business planning process and reviewed for relevance and appropriate alignment with our business strategy. This goal-setting approach is integrated into our performance tracking and business reporting, providing a clear line of sight across the Company on an ongoing basis.

The Committee annually reviews the metrics utilized under the annual cash incentive plans to ensure that they remain relevant, with target performance goals set at levels that are intended to be challenging without incentivizing inappropriate risk taking.

Individual awards under our annual cash incentive plans are based on the achievement of relevant and objective earnings and business unit goals, which tie payouts directly to core measures of business performance and key operational business unit results and ultimately serve to enhance shareholder value.

2019 ANNUAL INCENTIVE PLAN COMPONENT SUMMARY



2019 Former CEO Annual Cash Incentive[1] = **PNW Earnings Performance** 62.5% (Earnings Threshold 25% + Earnings Above Threshold 37.5%) + **Business Unit Performance** 37.5%

Earnings threshold must be met for any payout of annual incentive award, with 25% of the award earned at threshold performance

---

2019 Current CEO Annual Cash Incentive[1] = **PNW Earnings Performance** 50% + **Business Unit Performance** 50%

APS Incentive Plan: *Earnings threshold must be met for any payout of annual incentive award*

2019 Other NEOs Annual Cash Incentive[1] [2] = **APS Earnings Performance** 50% + **Business Unit Performance** 50%

APS Incentive Plan: *Earnings threshold must be met for any payout of annual incentive award*

Palo Verde Incentive Plan: *Earnings threshold and target business unit performance must be met for payout of APS earnings component; if earnings threshold is not met, there can still be a payout under the business unit performance component*

(1) Weightings are shown as a percentage of total incentive opportunity.

(2) Includes Mr. Guldner's participation as President.

EARNINGS COMPONENT TARGET SETTING

In designing the annual cash incentives, the Committee sets earnings levels based on a reasonable range of expectations for the year, while taking into account prior year performance and economic conditions.

Due to the regulated nature of the utility industry, earnings growth is impacted by the base rates approved by regulators. Given that the rates we charge customers are generally fixed for several years, our revenue streams don't increase in a linear year-over-year fashion. As a result, our annual earnings are impacted by our ability to manage costs associated with our operations and investments while our revenues typically remain relatively flat in years following a rate adjustment. Furthermore, planned outages, weather patterns and varying electricity demand can lead to cyclical earnings fluctuations. These factors are considered in our annual business planning and ultimately reflected in the earnings targets that are approved by the Committee.

2019 Earnings Goals

For fiscal year 2019, the Committee set threshold, target and maximum Pinnacle West and APS earnings goals to reflect modest sales growth and continued focus on effective cost controls. We set the APS earnings target at $538 million for 2019, relatively flat to 2018 actual incentive earnings of $537.2 million. Likewise, we set Pinnacle West's 2019 target earnings range such that its projected midpoint was $515 million, compared to Pinnacle West's 2018 actual incentive earnings of $511 million.

BUSINESS UNIT COMPONENT TARGET SETTING

The business unit metrics component of our annual plan ensures that our compensation program appropriately focuses our employees on core measures of overall Company health and performance. Our use of business unit metrics in our NEOs' incentive plans promotes our continued success as a safe, sustainable, and overall well-run vertically-integrated and regulated electric utility.

Determination Process

The determination of business unit metrics and targets is a year-long, multi-step process guided by our strategic priorities. The Board oversees the Company's business strategy. The Company maintains a rigorous performance goal-setting process wherein goals are set based on our annual business planning process and reviewed for relevance and appropriate alignment with our business strategy. Individual business unit targets are developed using a variety of methods depending on the metric under consideration, including internal trends, external considerations, opportunities to improve performance, and use of industry benchmark data. Targets are intended to incentivize performance while still being attainable. The business unit metrics and targets are then shared and discussed with the Committee and the Board before final metrics and targets are approved by the Committee and the Board.

March-April	April-June	July-November	December
Corporate Business Priorities	**Identify Areas of Focus**	**Goal-Setting**	**Committee and Board Approval of Metrics/Goals**
• Each year our executive officers and senior management determine the annual strategic plan and critical areas of focus to align with our ongoing strategy	• Guided by the annual strategic plan and the critical areas of focus, business units identify business unit-level metrics which tier up to support the broader business priorities for the year	• Several metrics are set with reference to industry-wide benchmarks where available, and are typically set at the top quartile • Non-benchmarked metrics are designed to drive favorable trends based on historical internal data	• The Committee and the Board reviews and discusses the metrics and targets provided by the business units • The Committee and the Board approves final metrics and targets

Under the business unit components of the 2019 Incentive Plans, the range of potential achievement for each business unit metric was zero to 200% of the target level. Within that range, a target level of achievement provided for a 100% payout, a threshold level provided for a 50% of target payout and a maximum level provided for a 200% of target payout. Performance below the threshold level resulted in a zero payout. Performance above the maximum level resulted in achievement of 200% of target. If performance fell between threshold and target or between target and maximum, linear interpolation was used to determine the actual percentage of target performance achieved.

2019 Business Unit Goals

The 2019 Incentive Plans measured NEOs on pre-established business unit performance in up to five key areas: Corporate Resources, Customer Service, Fossil Generation, Palo Verde, and Transmission and Distribution. Within each of these categories are specific metrics designed to incentivize achievements in operational excellence, customer and communities, safety and employee performance, and cost management, ultimately resulting in shareholder value creation.

The CEO was evaluated against metrics within each of these five categories to tie the CEO's incentive to overall operational performance of the Company, and not to emphasize any one unit's performance over the others. Other NEOs were evaluated based on performance in the business units that correlate to their responsibilities.

See "Business Unit Components Under the 2019 Incentive Plans" on page 69 for additional details regarding the metrics, targets and achievement levels for each business unit. We have revised our 2019 metrics in certain key business units to more closely align with our priorities and emphasize top quartile performance and/or improve on historical trends, with year-over-year backtesting conducted to ensure that we are maintaining or increasing the rigor of our goals. The 2019 average of all business unit metrics performance for 2019 was 115% compared to 122% in 2018.

	Business Unit Performance					
	Corporate Resources (%)	Customer Service (%)	Fossil Generation (%)	Palo Verde (%)	Transmission/Distribution (%)	Average (%)
2019 Results	121	63	131	161	100	115
2018 Results	127	133	115	121	116	122

2019 ANNUAL CASH INCENTIVE OUTCOMES

CEO Incentive Plan

EARNINGS COMPONENT

For Mr. Brandt, the earnings portion of the annual cash incentive was determined based on Pinnacle West earnings. The component was weighted at 62.5% of the award, with 25% of the award (50% of base salary) earned based on achievement of threshold performance. The CEO Incentive Plan provided that if the threshold earnings number is not met, no incentive payment will be awarded, regardless of business unit performance.

Under the terms of the CEO Incentive Plan, earnings calculations are made excluding the impact of rate adjustments related to actions of the ACC within the plan year, and the Committee evaluates the impacts of unusual or non-recurring adjustments on actual earnings and may make adjustments to reflect such impacts. As such, the Committee adjusted the Pinnacle West earnings number to exclude primarily the effect of the timing of an ACC decision related to the installation of the Four Corners selective catalytic reduction equipment deferrals and the refund of excess deferred taxes related to the 2017 Tax Cuts and Job Act. The net effect of these adjustments was a reduction in Pinnacle West earnings from $538.3 to $508.4.



Metric	Performance (in millions)		
	Threshold	**Midpoint**	**Maximum**
PNW Earnings		$508.4 2019 Actual	
	$461	$515[1]	$569

[1] Reflects a representative target amount under the CEO Incentive Plan — the Committee structured the CEO Incentive Plan so that if Pinnacle West earnings came in at the mid-point between threshold and maximum amounts and each business unit achieved its target performance levels, Mr. Brandt would receive an incentive award equal to 125% of his 2019 base salary.

BUSINESS UNIT COMPONENT

As noted above, Mr. Brandt was evaluated against metrics within each of the five business unit areas to tie his incentive to overall operational performance. The business unit component of the CEO Incentive Plan was weighted at 37.5% of the award.

See "Business Unit Components Under the 2019 Incentive Plans" on page 69 for detailed goals and achievement levels for each business unit.

2019 CEO Incentive Plan Results

The metrics, weightings, and results for Mr. Brandt under the 2019 CEO Incentive Plan are outlined below:

NEO	62.5% PNW Earnings (%)	37.5% Business Unit Performance						2019 Total (%)
		Corporate Resources (%)	Customer Service (%)	Fossil Generation (%)	Palo Verde (%)	Transmission/ Distribution (%)		
Mr. Brandt	88[1]	121[2]	63	131	161	100		115
Weighting	*(62.5)*	*(7.5)*	*(7.5)*	*(7.5)*	*(7.5)*	*(7.5)*		*(37.5)*

[1] As a percentage of midpoint; and as noted above, midpoint reflects a representative target amount under the CEO Incentive Plan — the Committee structured the CEO Incentive Plan so that if Pinnacle West earnings came in at the mid-point between threshold and maximum amounts and each business unit achieved its target performance levels, Mr. Brandt would receive an incentive award equal to 125% of his 2019 base salary.

[2] Reflects the average of all Corporate Resources business units.

Mr. Brandt's incentive award was determined exclusively based on the metrics set forth in the CEO Incentive Plan. Since Mr. Brandt retired during 2019, he received a prorated amount of the incentive award based on the amount of time Mr. Brandt was employed during 2019. The Committee did not exercise any discretion to make adjustments to the award other than the reduction to Pinnacle West earnings as noted above.

APS Incentive Plans

EARNINGS COMPONENT

For all NEOs other than the former and current CEO, the earnings portion of the annual cash incentive was weighted at 50% of the award and determined based on APS earnings. The APS Incentive Plan provided that if the threshold earnings number is not met, no incentive payment will be awarded, regardless of business unit performance.

From January 1, 2019 until November 15, 2019, Mr. Guldner participated in the APS Incentive Plan as President of APS and Executive Vice President Public Policy of Pinnacle West and the earnings portion of his annual cash incentive was weighted at 50% of the award and determined based on APS earnings. From November 15, 2019 until December 31, 2019, Mr. Guldner, as Chairman of the Board, President and Chief Executive Officer of PNW and APS, continued to participate in the APS Incentive Plan but the award opportunities were based 50% on the achievement of specified 2019 Pinnacle West earnings levels.

The Palo Verde Incentive Plan provided that if the threshold earnings number is not met, the APS earnings portion of the incentive payment will not be awarded. In addition, under the Palo Verde Incentive Plan, Palo Verde's overall business unit performance was required to achieve at least 100% of the target level for 2019 before Mr. Bement could receive any payout under the APS earnings portion.

Under the terms of the APS Incentive Plans, the Committee may adjust plan targets or incentive results and may make other changes to the plan deemed necessary or appropriate due to unanticipated events that arise during the performance period or unusual or non-recurring adjustments on actual earnings that arise during the performance period, including without limitation, ACC rate-related impacts on earnings. As such, the Committee adjusted the APS earnings number to exclude primarily the effect of the timing of an ACC decision related to the installation of the Four Corners selective catalytic reduction equipment deferrals and the refund of excess deferred taxes related to the 2017 Tax Cuts and Job Act. The net effect of these adjustments was a reduction in APS earnings from $565.3 to $533.1.



Metric	Performance (in millions)		
	Threshold	Target	Maximum
APS Earnings[1]	$533.1 2019 Actual		
	$484	$538	$592

[1] From November 15, 2019 until December 31, 2019, Mr. Guldner's award opportunities were based 50% on the achievement of the 2019 PNW earnings levels specified in the CEO Incentive Plan. See "CEO Incentive Plan" under 2019 Annual Cash Incentive Outcomes" on page 66 for the achievement level of this PNW earnings goal.

BUSINESS UNIT COMPONENT

As indicated above, NEOs other than the former and current CEO are evaluated based on performance in the business units that correlate to their responsibilities. The business unit component for each NEO other than the former CEO was weighted at 50%, with multiple business unit results averaged for applicable NEOs. The APS Incentive Plans allow the Committee to make adjustments for individual performance, and the Committee may exercise discretion under the APS Incentive Plans due to unanticipated events that might arise during the performance period. The Committee did not make any such adjustments for the NEOs in 2019.

From January 1, 2019 until November 15, 2019, Mr. Guldner participated in the APS Incentive Plan and the business unit portion of his annual cash incentive was weighted at 50%, with multiple business unit results averaged. From November 15, 2019 until December 31, 2019, Mr. Guldner continued to participate in the APS Incentive Plan but the business unit portion was based 50% on the achievement of performance goals established for business units of APS in the functional areas of customer service, transmission and distribution, fossil generation, corporate resources and the Palo Verde Generating Station.

See "Business Unit Components Under the 2019 Incentive Plans" on page 69 for detailed goals and achievement levels for each business unit.

2019 APS Incentive Plan Results

The metrics, weightings, and results for Messrs. Guldner, Hatfield, Froetscher, and Smith under the APS Incentive Plan, and Mr. Bement under the Palo Verde Incentive Plan, are outlined below:

NEO	50% Earnings (%)[1]	50% Business Unit Performance					2019 Total (%)
		Corporate Resources (%)	Customer Service (%)	Fossil Generation (%)	Palo Verde (%)	Transmission/ Distribution (%)	
Mr. Guldner – CEO	88	113[2]	0[3]	131	161	100	101
Weighting	*(50.0)*	*(10.0)*	*(10.0)*	*(10.0)*	*(10.0)*	*(10.0)*	*(50.0)*
Mr. Guldner – President	91	113	0[3]	131		100	86
Weighting	*(50.0)*	*(12.5)*	*(12.5)*	*(12.5)*		*(12.5)*	*(50.0)*
Mr. Hatfield	91	116[4]					116
Weighting	*(50.0)*	*(50.0)*					*(50.0)*
Mr. Bement	91				161		161
Weighting	*(50.0)*				*(50.0)*		*(50.0)*
Mr. Froetscher	91	121[5]	0[3]	131		100	88
Weighting	*(50.0)*	*(12.5)*	*(12.5)*	*(12.5)*		*(12.5)*	*(50.0)*
Mr. Smith	91	118[6]					118
Weighting	*(50.0)*	*(50.0)*					*(50.0)*

[1]   Reflects PNW earnings for Mr. Guldner as CEO and APS earnings for all others.

[2]   Reflects the average of all Corporate Resources business units.

[3]   Messrs. Guldner and Froetscher elected not to receive a payout for the Customer Service business unit under the APS Incentive Plan.

[4]   Reflects the average of the following Corporate Resources business units: Finance/Accounting, Human Resources and Information Technology.

[5]   Reflects the average of the following Corporate Resources business units: Enterprise Security, Resource Management, FaST and Sustainability.

[6]   Reflects the Legal Corporate Resources business unit.

BUSINESS UNIT COMPONENTS UNDER THE 2019 INCENTIVE PLANS

The following table summarizes the metrics used for each business unit, in addition to individual weightings, targets, and 2019 results. The percentage of target performance achieved reflects the comparison of our actual achievement of a particular measure for 2019 to the target established for that measure.

Business Unit Measures and Weighting	Measure	Target	Actual Results	% of Target Performance Achieved
Corporate Resources (Enterprise Security; External Affairs; Finance/Accounting; Human Resources; Legal; Regulatory; Sustainability)				**118**
Employees (15%)	OSHA Recordables (Company) (10%)	28	41	0
	DART (Days Away Restricted and/or Transferred) Cases (5%)	15	24	0
Operational Excellence (60%)	Average of All Business Unit Results[1] (60%)	100%	114%	114
Shareholder Value (25%)	Total Corporate Resources O&M Budget (25%)	Budget	2.2% Under Budget	200
Corporate Resources (Information Technology)				**113**
Employees (15%)	OSHA Recordables (Company) (10%)	28	41	0
	DART (Days Away Restricted and/or Transferred) Cases (5%)	15	24	0
Operational Excellence (70%)	Average of All Business Unit Results[1] (40%)	100%	114%	114
	Safety and Mission Critical System Cumulative Availability (10%)	99.965%	99.992%	200
	IT Event Clock Resets (10%)	9	9	100
	Capital Project Execution (10%)	96%	94%	75
Shareholder Value (15%)	Total Corporate Resources O&M Budget (15%)	Budget	2.2% Under Budget	200
Corporate Resources (Resource Management)				**160**
Employees (15%)	OSHA Recordables (Company) (10%)	28	41	0
	DART (Days Away Restricted and/or Transferred) Cases (5%)	15	24	0
Operational Excellence (35%)	ERMG Violations (20%)	2	0	200
	Day Ahead Energy Forecast (% Deviation) (15%)	1.80%	1.23%	200
Customer Value (35%)	Passing EIM T-55 Hourly Balancing Test (20%)	95%	96%	150
	Deal Entry Accuracy (15%)	98%	99%	200
Shareholder Value (15%)	Total Corporate Resources O&M Budget (15%)	Budget	2.2% Under Budget	200
Corporate Resources (FaST)				**113**
Employees (15%)	OSHA Recordables (Company) (10%)	28	41	0
	DART (Days Away Restricted and/or Transferred) Cases (5%)	15	24	0
Operational Excellence (70%)	Average of All Business Unit Results[1] (60%)	100%	114%	114
	Capital Project Execution (10%)	96%	98%	150
Shareholder Value (15%)	Total Corporate Resources O&M Budget (15%)	Budget	2.2% Under Budget	200
Palo Verde[2]				**161**
Employees (35%)	Reactivity Management (7.5%)	95	97	200
	Site Safety Index (10%)	11	12	200
	OSHA Recordable Incidents (10%)	2	5	0
	Radiological Safety Focus Index (7.5%)	90	100	200
Operational Excellence (30%)	Site Capacity Factor (15%)	90.9%	92.6%	200
	Summer Reliability Capacity Factor (15%)	98.7%	98.5%	80

Business Unit Measures and Weighting	Measure	Target	Actual Results	% of Target Performance Achieved
Performance Improvement (15%)	Plant Health Committee (PHC) Level 4 Work Orders (2.5%)	90	100	200
	Start-up CEI-R (PPB – Spring Outage) (2.5%)	≤4.0	2.12	200
	Start-up CEI-R (PPB – Fall Outage) (2.5%)	≤4.0	3.55	145
	CAP Quality Index, Funded 6/30 and 12/31[3] (5%)	5 G/W; No Red	7 G/W >= 4 Green	200
	Site Operational Focus Indicator, Funded 6/30 and 12/31[4] (2.5%)	7 G/W; No Red	8 G/W >= 4 Green	200
Shareholder Value (20%)	O&M Budget (12.5%)	≤Budget	$3.8M Under Budget	200
	Capital Budget (5%)	≤Budget	$2.4M Under Budget	200
	Value Based Maintenance Savings (2.5%)	$900K	$1.0K Over Target	200
Customer Service				**63**
Employees (15%)	OSHA Recordable Incidents (Company) (10%)	28	41	0
	DART (Days Away Restricted and/or Transferred) Cases (5%)	15	24	0
Operational Excellence (40%)	Self-Service Transactions per Customer (20%)	10.15	9.08	0
	Customer Call Abandon Rate (20%)	8.00%	7.46%	127
Customer Value (20%)	Customer Outcome Satisfaction – CCT (20%)	82.5%	84.7%	188
Shareholder Value (25%)	Customer Service O&M Budget (25%)	Budget	2.3% Over Budget	0
Fossil Generation – Average of Plant and Corporate Engineering Results				**131**
Fossil Fleet Metrics (45%)	**Fossil Fleet Metrics Applicable to Each Plant**			
	OSHA Recordable Incidents (10%)	3	9	0
	DART (Days Away Restricted and/or Transferred) Cases (5%)	2	5	0
	Capital Project Execution (10%)	96%	97%	125
	Reportable Environmental Incident (REI)[5] (10%)	0	0	200
	Net Operating Expense (10%)	Budget	3.7% Under Budget	200
Plant Level Metrics (55%)	**Cholla Plant Total (Fleet and Plant Level Metrics)**			**146**
	Plant Summertime Equivalent Availability Factor[6] (20%)	95.0%	99.1%	200
	Plant Work Mgt. T-0 Schedule Adherence (20%)	92.0%	92.9%	118
	Plant Event Free Clock Resets (15%)	3	2	200
	Four Corners Plant Total (Fleet and Plant Level Metrics)			**151**
	Plant Summertime Equivalent Availability Factor[6] (20%)	81.2%	92.0%	200
	Plant Work Mgt. T-0 Schedule Adherence (20%)	92.0%	94.2%	144
	Plant Event Free Clock Resets (15%)	3	2	200
	Ocotillo, Sundance, Saguaro, & Douglas Plants Total (Fleet and Plant Level Metrics)			118
	Plant Summertime Equivalent Availability Factor – Ocotillo GT3-7[6] (15%)	93.8%	90.8%	0
	Plant Startup Reliability – Ocotillo GT1-2, Sundance, Saguaro, and Fairview (15%)	99.5%	99.6%	133
	Plant Work Mgt. T-0 Schedule Adherence (10%)	92.0%	94.7%	154
	Plant Event Free Clock Resets (15%)	2	1	200

Business Unit Measures and Weighting	Measure	Target	Actual Results	% of Target Performance Achieved
Plant Level Metrics (55%) (cont.)	**Redhawk Plant Total (Fleet and Plant Level Metrics)**			**124**
	Plant Summertime Equivalent Availability Factor[6] (20%)	97.8%	97.2%	85
	Plant Work Mgt. T-0 Schedule Adherence (20%)	92.0%	96.9%	198
	Plant Event Free Clock Resets (15%)	1	1	100
	West Phoenix Plant Total (Fleet and Plant Level Metrics)			**103**
	Plant Summertime Equivalent Availability Factor[6] (CC5 & CC4) (15%)	93.9%	87.2%	0
	Plant Startup Reliability (CC1-3, GT1-2) (15%)	98.3%	99.0%	188
	Plant Work Mgt. T-0 Schedule Adherence (10%)	92.0%	94.4%	148
	Plant Event Free Clock Resets (15%)	2	3	50
	Yucca Plant Total (Fleet and Plant Level Metrics)			**149**
	Plant Startup Reliability (20%)	98.5%	99.3%	200
	Plant Work Mgt. T-0 Schedule Adherence (10%)	92.0%	97.6%	200
	Plant Summertime Equivalent Availability Factor[6] (10%)	95.2%	93.8%	65
	Plant Event Free Clock Resets (15%)	1	0	200
Employees (15%)	**Corporate Engineering Total**			**126**
	OSHA Recordable Incidents (10%)	3	9	0
	DART (Days Away Restricted and/or Transferred) Cases (5%)	2	5	0
Operational Excellence (75%)	Fleet Summertime Equivalent Availability Factor[6] (20%)	92.7%	92.7%	100
	G&O Start-up Reliability (10%)	98.7%	99.4%	188
	Engineering Event Free Clock Resets (15%)	2	1	200
	Capital Project Execution (30%)	96%	97%	125
Shareholder Value (10%)	Net Operating Expense (10%)	Budget	3.7% Under Budget	200
Transmission & Distribution				**100**
Employees (15%)	OSHA Recordable Incidents (10%)	19	21	67
	DART (Days Away Restricted and/or Transferred) Cases (5%)	10	14	0
Operational Excellence (65%)	System Average Interruption Frequency Index ("SAIFI") – All Weather (15%)	0.84	0.84	100
	System Average Interruption Duration Index ("SAIDI") (15%)	79.00	86.84	72
	Human Performance Event Clock Resets (15%)	21	14	200
	Capital Project Execution (20%)	96%	96%	100
Shareholder Value (20%)	Transmission & Distribution O&M Budget (20%)	Budget	0.2% Over Budget	88

[1] Average includes: Transmission/Distribution, Customer Service, Fossil Generation and Palo Verde.

[2] Palo Verde business unit performance goals must achieve at least 100% payout overall before payment of the APS performance component can occur.

[3] The CAP Quality Index reflects 6-month goals that are actualized and funded on June 30th and December 31st.

[4] The Site Operational Focus Indicator reflects 6-month goals that are actualized and funded on June 30th and December 31st of the plan year.

[5] Human Performance related only. If total fleet aggregate for this metric is greater than four, then there will be zero payout for this metric at each individual plant.

[6] Summertime Equivalent Availability Factor (EAF) calculations from June – September.

LONG-TERM INCENTIVES

Our long-term equity incentive compensation is intended to align the interests of executives and our shareholders and increase long-term shareholder value while also offering an award opportunity that helps attract and retain qualified, experienced executives. The Company currently uses two types of equity awards: performance shares and RSUs. For our CEO and our Executive Vice Presidents, our annual long-term equity awards were granted 70% to performance-based measures and 30% to time-based vesting and for all other officers, 60% to performance-based measures and 40% to time-based vesting.

2019 LONG-TERM EQUITY INCENTIVE COMPONENT SUMMARY

Vehicle	% of Target Equity Pay Mix	Measurement Period	Performance Link
Performance Shares	70	3 years	Relative TSR (50%)
			Relative Operational Performance (50%)
RSUs	30	Vest ratably over 4 years	Stock Price

To determine the amount of performance share and RSU awards for the annual grants made in February of each year, the Committee first establishes a target compensation value for each officer that it wants to deliver through long-term equity award opportunities. The Committee considers various factors, including the retention value of the total compensation package, the long-term equity component in light of the competitive environment, and individual performance. The Committee also considers target value in light of the Company's achievement of earnings targets and overall performance. Once the target value is established, the Committee determines the number of shares subject to the awards by reference to the then-current market value of the Company's common stock and then allocated the 2019 awards 70% to performance shares and 30% to RSUs for the CEO and Executive Vice Presidents and 60% to performance shares and 40% to RSUs for all other officers.

The 2019 awards to the NEOs were as follows:

Name	Performance Shares – 70% (#)	RSUs – 30% (#)	Grant Date Value ($)[1]
Mr. Brandt	33,980	14,564	4,400,514
Mr. Guldner	13,900	5,960	1,800,309
Mr. Hatfield	7,724	3,312	1,000,414
Mr. Bement	5,408	2,320	700,543
Mr. Froetscher	5,408	2,320	700,543
Mr. Smith[2]	4,304	2,872	650,505

[1] For purposes of this table, Grant Date Value is equal to the total number of shares multiplied by the Company's closing stock price on the date of grant ($90.65).

[2] Mr. Smith's 2019 awards were 60% performance shares and 40% RSUs.

PERFORMANCE SHARES

We granted performance shares to our NEOs in February 2019 for a three-year performance period (the "2019 Performance Shares"), with two distinct elements — relative TSR and relative operational performance against five metrics.

Metrics	Weighting	Rationale & Performance Link
Relative TSR *Measures the Company's TSR performance against:* • S&P 1500 Super Composite Electric Utility Index (the "Index")	50%	Links pay to key measure generating shareholder value relative to others in the industry
Relative Operational Performance *Measures the Company's average percentile ranking in:* • Customer reliability • Customer-to-employee improvement ratio • OSHA all incident injury rate • Nuclear capacity factor • Coal capacity factor	50%	Metrics are direct indicators of operational performance and provide a clear barometer of performance versus external benchmarks

The Committee grants each award recipient a specified number of performance shares, which is considered the "Base Grant." Under each of the two performance elements, up to 100% of the Base Grant may be earned based on performance. The maximum award opportunity is 200% of the Base Grant, which reflects the sum of the maximum opportunities for performance against the two elements:

Relative Performance Scale for Each Element	Performance Share Payout for Each Element	Total Maximum Award Opportunity
90th Percentile or Greater	100% of the Base Grant	**200% of Base Grant** (would require 90th percentile or greater performance for both relative TSR and operational performance metrics)
75th Percentile	75% of the Base Grant	
50th Percentile	50% of the Base Grant	
25th Percentile	25% of the Base Grant	
Less than 25th Percentile	None	

TSR

TSR is the measure of a company's stock price appreciation plus dividends during the three-year performance period. We believe using TSR strengthens the link between officer performance and shareholder return. We anticipate that the common stock payout, if any, related to this element will be made in February 2022. Starting with the 2020 grants for our CEO and Executive Vice Presidents, the portion of the performance shares that are TSR based will vest at target only if the Company's three-year relative TSR performance equals or exceeds the 55th percentile of the Index. This represents a change from the Company's past awards, which vested at the median of the Index.

Operational Performance

The Company's "average performance" with respect to the metrics listed below will be the average of the Company's percentile ranking for each of these metrics during each of the three years of the performance period:

- The Company's percentile ranking based on customer reliability results relative to other companies reported in the Edison Electric Institute ("EEI") data;
- The Company's ranking for a customer-to-employee improvement ratio, based on data provided by S&P Global Market Intelligence ("Market Intelligence"), an independent third-party data system, relative to other companies reported in the Market Intelligence data;

- The Company's percentile ranking based on the OSHA rate (All Incident Injury Rate) relative to other companies reported in the EEI data;
- The Company's percentile ranking based on nuclear capacity factor relative to other companies reported in the Market Intelligence data; and
- The Company's percentile ranking based on coal capacity factor relative to other companies reported in the Market Intelligence data.

The metrics selected are direct indicators of key business performance success. The metrics can be readily benchmarked and provide a clear barometer of top-tier performance excellence. We believe a focus on these performance metrics over a three-year period aligns long-term compensation with key operational goals, thereby enhancing overall Company performance. We anticipate that the common stock payout, if any, related to this performance element will be made in October 2022.

The recipient must remain employed with the Company throughout the performance period, unless the recipient meets any of the exceptions described under "Potential Payments upon Termination or Change of Control."

A recipient of performance shares will receive additional shares of common stock equal to the amount of dividends that the recipient would have received had the recipient directly owned the shares from the date of grant to the date of payment, plus interest on such dividends at the rate of 5% per annum, compounded quarterly, divided by the fair market value of one share of stock on the date of the stock payout. This common stock is paid out only if the related common stock payout is made. The 2019 Performance Shares are not included in calculating pension benefits.

The 2019 Performance Shares are included in the Summary Compensation Table in the column under "Stock Awards" and in the Grants of Plan-Based Awards table.

Payouts of 2016 Plan Awards

In 2016, the Committee granted performance shares to the NEOs (with the exception of Mr. Smith who was not an employee at the time of the grant), based on relative TSR and relative operational performance. For the three-year period ended December 31, 2018, our TSR percentile was 64.7% compared to the companies in the Index. For the same period, our average performance percentile with respect to the 2016 performance metrics was 62.5% compared to the companies included in the operational performance metrics. The actual payout to each NEO is identified in the Option Exercises and Stock Vested table.

RSUs

We granted RSUs to our NEOs in February 2019. RSUs vest in equal 25% installments over four years if the award recipient remains employed by the Company or one of its subsidiaries unless the recipient meets any of the exceptions described under "Potential Payments upon Termination or Change of Control".

Each RSU represents the fair market value of one share of our common stock on the applicable vesting date, and the value rises and falls with the Company's stock price.

The 2019 RSUs are payable at the election of the participant made shortly after the date of the initial grant, either 100% in stock, 50% in cash and 50% in stock, or 100% in cash, and will vest each February 20 in an amount equal to the number of RSUs vesting on such date multiplied by the closing price of a share of our common stock on that date.

The RSUs accrue dividend rights on the vested RSUs, equal to the amount of dividends that the participant would have received had the participant directly owned stock equal to the number of vested RSUs from the date of grant to the date of payment, plus interest at the rate of 5% per annum, compounded quarterly, with such amount paid either 100% in stock, 50% in cash and 50% in stock, or 100% in cash based on the participant's election as discussed above.

The 2019 RSUs are included in the Summary Compensation Table in the column under "Stock Awards" and in the Grants of Plan-Based Awards table. RSUs granted in previous years that vested in 2019 are identified in the Option Exercises and Stock Vested table.

SUPPLEMENTAL AWARD

2017 CEO Performance-Contingent Award

In March 2017, the Committee granted Mr. Brandt a two-year, performance-based cash award. This award was designed to incent Mr. Brandt, a retirement-eligible CEO, to remain in his current role while further emphasizing the Board's succession planning priorities. Given the specialized skill sets required of the senior management team in our industry and our Company, a major priority of the CEO is to ensure that the Company's existing succession strategy and workforce development pipeline is sufficiently robust and continues to be effective. The Committee believed that this award was critical to retaining a retirement-eligible CEO for what was perceived to be a multiple-year succession planning period.

The award was comprised of two tranches that were performance-conditioned on specific return on equity, earnings, and succession planning goals, with a maximum potential payout to Mr. Brandt of $4 million:

STRUCTURE AND PERFORMANCE CRITERIA OF 2017 CEO PERFORMANCE-CONTINGENT AWARD

Hurdle	Tranche 1	Tranche 2	Performance Link
Minimum 8.00% return on equity ("ROE") condition (2017)	**2017 earnings threshold of $390 million**	**2018 earnings threshold of $442 million**	*No portion of award payable if neither earnings thresholds are met* *If only one earnings threshold is met, 50% of the award may be earned subject to additional adjustments based on succession planning and development performance*
No portion of award payable if ROE condition not met	**2017 succession planning and development ("Year 1 Milestones")**	**2018 succession planning and development goals ("S/D Goals")**	*Full award subject to goals being satisfied*

On February 20, 2018, the Committee determined that (i) the Company's ROE for the period beginning January 1, 2017 and ending December 31, 2017 was 10%, which exceeded the minimum ROE condition, (ii) the Company's 2017 earnings were $488.5 million, which exceeded the 2017 earnings threshold, and (iii) the Year 1 Milestones had been met. On February 19, 2019, the Committee determined that (i) the Company's 2018 earnings were $511 million, which exceeded the 2018 earnings threshold, and (ii) the S/D Goals had been met. Mr. Brandt was required to deliver to the Corporate Governance Committee at each of its meetings between February 2018 and February 2019 progress reports on the S/D Goals. The Corporate Governance Committee evaluated Mr. Brandt's performance and determined that the S/D Goals were met based on that (i) Mr. Brandt reported on the progress of identifying the succession candidates for the senior officer positions specified in the 2017 CEO Performance-Contingent Award that were not already identified as part of the Year 1 Milestones, or if there was not a suitable internal candidate, Mr. Brandt presented a candidate for consideration by the Board from an external search lead by Mr. Brandt, (ii) Mr. Brandt delivered a written report indicating the implementation of the succession/ development plans for the candidates for the senior officer positions specified in the 2017 CEO Performance-Contingent Award, including actual progress of such candidates against the activities detailed in the plans, (iii) Mr. Brandt delivered the assessments of the senior officer candidates readiness to assume the new positions, (iv) Mr. Brandt delivered complete and thorough progress reports as required by the 2017 CEO Performance-Contingent Award, (v) the Company had devoted sufficient resources to the execution and development of the succession plans and external searches (if any), and (vi) the Corporate Governance Committee was satisfied with the overall progress on identifying suitable candidates for the senior officer positions specified in the 2017 CEO Performance-Contingent Award. The Committee reviewed the report of the Corporate Governance Committee and determined that the S/D Goals were met.

Based on the successful achievement of the performance criteria, the Committee approved awarding the full $4 million performance-based cash award. Mr. Brandt was paid the $4 million 2017 CEO Performance-Contingent Award on February 28, 2019.

An amount of $2 million of the 2017 CEO Performance-Contingent Award is included in the Summary Compensation Table in the column under "Non-Equity Incentive Plan Compensation" for 2019. The other $2 million of the 2017 CEO Performance-Contingent Award was included in the Summary Compensation Table for 2018 because, although no amount was paid to Mr. Brandt in 2018, in February of 2018 when the Committee determined that the (i) minimum ROE condition, (ii) 2017 earnings threshold and (iii) Year 1 Milestones each had been met, Mr. Brandt would have been owed $2 million if he had retired from the Company in 2018. In 2019, the Committee committed to making no further retention grants to Mr. Brandt.

BENEFITS

PENSION PROGRAMS

The NEOs participate in the Pinnacle West Capital Corporation Retirement Plan (the "Retirement Plan") and the Supplemental Excess Benefit Retirement Plan (the "Supplemental Plan"). We describe these plans in more detail under "Discussion of Pension Benefits". The Company believes that the pension programs are important recruitment and retention tools.

DEFERRED COMPENSATION PROGRAM

The Company offers to its executive officers the ability, if the officer so chooses, to participate in a deferred compensation program. We describe our deferred compensation program in more detail under "Discussion of Nonqualified Deferred Compensation". We offer our deferred compensation program because the Committee believes that it is standard market practice to permit officers to defer some portion of their cash compensation. However, we generally consider the value in the deferred compensation plan to be the participant's own money and do not give this amount significant weight in making compensation decisions. A discretionary credit award under the deferred compensation plan for Mr. Bement is discussed under the heading "Discussion of Nonqualified Deferred Compensation".

CHANGE OF CONTROL AGREEMENTS

The Company maintains Key Executive Employment and Severance Agreements (the "Change of Control Agreements") for our officers, including the NEOs. Similar to our deferred compensation programs, Change of Control Agreements do not have a significant impact on compensation design. We discuss our Change of Control Agreements in more detail under "Potential Payments upon Termination or Change of Control." Our Change of Control Agreements are "double trigger" agreements that provide severance benefits if, during a specified period following a change of control, the Company terminates an employee without "cause" or the employee terminates employment "for good reason." We believe that the possibility of strategic transactions or unsolicited offers creates job uncertainty for executives, and that the Change of Control Agreements are effective tools to provide incentives for executives to stay with the

Company in light of these uncertainties. In addition, we believe that if the agreements are appropriately structured, they do not deter takeovers or disadvantage shareholders. Each agreement is terminable on notice given six months prior to each anniversary of the agreement.

In May 2009, in connection with a review of its executive compensation practices, the Company determined that, on a going-forward basis, it would no longer provide excise tax gross-up payments in new and materially amended Change of Control Agreements with its NEOs, but provided for an exception that gave the Company the ability to include a limited excise tax gross-up provision in connection with recruiting a new executive to the Company. In 2018, the Committee removed this exception.

In addition to the Change of Control Agreements described above, under the terms of our 2012 Plan awards are accelerated upon a change of control unless the Board chooses to override such provisions. In exercising its override authority, the Board must conclude, in good faith, that participants' awards will remain outstanding, be assumed, or be exchanged for new awards pursuant to a change of control, and that there will be no material impairment to either the value of the awards or the opportunity for future appreciation in respect of the awards.

PERQUISITES

We have had a long-standing practice of providing only limited perquisites to our executive officers. We describe our perquisites paid to each of the NEOs in footnote 6 to the Summary Compensation Table on page 81.

Other Considerations

STOCK OWNERSHIP AND RETENTION GUIDELINES

We believe that linking a significant portion of an officer's current and potential future net worth to the Company's success, as reflected in our stock price, helps to ensure that officers have a stake similar to that of our shareholders. Stock ownership guidelines also encourage the long-term management of the Company for the benefit of the shareholders.

The Company's Guidelines are based on the officer's position and his or her base salary. The ownership requirements are shown below in respect of the indicated officer position:

Officer	Multiple of Base Salary[1]
Chief Executive Officer	5 times Base Salary
APS President and all Executive and Senior Vice Presidents	2 times Base Salary
All other Vice Presidents and Officers	1 times Base Salary

[1] Each officer is expected to meet his or her ownership requirement within five years following such officer's election (the "Phase-in Period"). In the event of (1) a promotion or a change in the Guidelines that would cause the officer to move into a higher multiple level or (2) a base salary increase of more than 20% over the officer's previous base salary, an officer will have an additional three-years to meet his or her applicable ownership requirement. If the officer does not attain compliance with his or her ownership requirement by the end of the Phase-in Period, any subsequent grants of equity compensation to such officer will be payable solely in shares of stock until the ownership requirement is met. Under the Guidelines, the CEO may grant exceptions for hardship and other special circumstances. The types of ownership arrangements counted toward the Guidelines are: common stock, whether held individually, jointly, or in trust with or for the benefit of an immediate family member; shares issued upon the vesting of RSUs or the payout of performance shares; and unvested RSUs to the extent they will result in the issuance of common stock to the officer.

Officers may not sell or otherwise transfer ("Dispose") any shares of Company stock received by them pursuant to any of the Company's compensation or benefit programs (net of shares sold or surrendered to meet tax withholding or exercise requirements) until his or her ownership requirement has been met. Mr. Brandt retired in November 2019 and is no longer subject to the Guidelines. All of the other NEOs are in compliance with the Guidelines.

2020 Proxy Statement   77

PROHIBITION ON HEDGING AND PLEDGING

Directors, officers, and employees of the Company may not engage in any speculative trading, hedging, or derivative security transaction (including any financial instrument such as a prepaid variable forward contract, equity swap, collar, short-sales, or exchange fund) that involves or references Company securities. In addition, Directors and officers may not pledge, margin or otherwise grant an economic interest in any shares of Company stock.

CLAWBACK POLICY

Pinnacle West has a clawback policy that applies to specified current or former executive officers, including our NEOs. Under the policy, in the event of any material restatement of the consolidated financial statements of the Company and its subsidiaries within three years of the first public release or filing with the SEC, the Committee may, within 12 months after the material restatement, require forfeiture and/or return to the Company of all or a portion of the compensation vested, awarded or received under any bonus award, short-term incentive award, equity award (including any award of restricted stock, performance shares, phantom stock, deferred stock units or RSUs) or other award during the period subject to restatement and the 12-month period following the first public issuance or filing with the SEC of the financial statements that were restated, by any executive that the Committee determines has personally engaged in intentional misconduct that caused or partially caused the need for such restatement. Any forfeiture and/or return of compensation by an executive under the policy will be limited to the portion that the executive would not have received if the consolidated financial statements had been reported properly at the time of first public release or filing with the SEC. By accepting any award as to which this policy applies, each executive agrees to forfeit and/or return compensation to the Company as provided by the policy. The policy does not limit the ability of the Company to pursue forfeiture or reclaim payments under other legal rights.

TAXATION CONSIDERATIONS REGARDING EXECUTIVE COMPENSATION

Pursuant to Section 162(m) of the Internal Revenue Code (the "Code"), for federal income tax purposes, publicly-traded corporations generally are not permitted to deduct annual compensation in excess of $1 million paid to any of certain top executives. The Committee and the Board may weigh the tax consequences of the total compensation program when setting the total compensation package for an officer. However, the Committee and the Board do not routinely apply the tax-deductibility rules to limit what they determine otherwise to be necessary and appropriate compensation awards or as a justification for awarding compensation below $1 million.

As a result of changes made by the 2017 Tax Cuts and Jobs Act, certain "performance-based" compensation, which was excludible from the scope of Section 162(m) under prior law, must now be included in determining the $1 million limitation unless it qualifies under a transition rule applicable to certain compensation arrangements in place as of November 2, 2017. In December 2019, the Internal Revenue Service released proposed regulations which provide additional guidance related to the transition rule. Based on these proposed regulations, the Company continues to believe that performance-based awards granted to our executive officers, and in place as of November 2, 2017, will be deductible under this transition rule. However, until the regulations are final, no assurance can be given that compensation intended to satisfy the requirements for this transition rule will in fact be deductible when paid. Further, the Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

NEO Pay Summaries

The charts below illustrate the strong emphasis that we place on performance-based, shareholder-aligned incentive compensation:

Donald E. Brandt

Former Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS



2019 COMPENSATION ($ MILLIONS)

82% AT RISK
$1.3 Base Salary
$1.6 Annual Cash Incentive
$4.5 Long-Term Incentive

Jeffrey B. Guldner

Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS



2019 COMPENSATION ($ MILLIONS)

76% AT RISK
$0.8 Base Salary
$0.7[1] Annual Cash Incentive
$1.8 Long-Term Incentive

James R. Hatfield

Executive Vice President, Chief Administrative Officer and Treasurer of PNW and APS



2019 COMPENSATION ($ MILLIONS)

68% AT RISK
$0.7 Base Salary
$0.5 Annual Cash Incentive
$1.0 Long-Term Incentive

Robert S. Bement

Executive Vice President and Special Advisor to the Chief Executive Officer of APS



2019 COMPENSATION ($ MILLIONS)

68% AT RISK
$0.6 Base Salary
$0.6 Annual Cash Incentive
$0.7 Long-Term Incentive

Daniel T. Froetscher

President and Chief Operating Officer of APS



2019 COMPENSATION ($ MILLIONS)

69% AT RISK
$0.5 Base Salary
$0.4[1] Annual Cash Incentive
$0.7 Long-Term Incentive

Robert E. Smith

Senior Vice President and General Counsel of PNW and APS



2019 COMPENSATION ($ MILLIONS)

65% AT RISK
$0.6 Base Salary
$0.4 Annual Cash Incentive
$0.7 Long-Term Incentive

[1] Messrs. Guldner and Froetscher elected not to receive a payout for the Customer Service business unit under the APS Incentive Plan and the amount in this chart reflects a zero payout for this business unit.

Executive Compensation Tables

Summary Compensation Table

The following table provides information concerning the total compensation earned or paid to the Company's NEOs:

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Donald E. Brandt, Former Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS	2019	1,308,521	0	4,451,654	3,588,248	2,853,134	49,057	12,250,614
	2018	1,395,000	0	4,370,322	4,049,255	2,302,980	27,965	12,145,522
	2017	1,355,000	0	4,374,133	2,314,340	2,462,556	27,410	10,533,439
Jeffrey B. Guldner, Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS	2019	777,644	0	1,821,229	716,247[7]	551,217	26,711	3,893,048
	2018	575,000	0	695,598	546,977	385,331	26,618	2,229,524
James R. Hatfield,[8] Executive Vice President, Chief Administrative Officer and Treasurer of PNW and APS	2019	686,000	0	1,012,038	534,128	814,347	27,718	3,074,231
	2018	665,000	0	993,403	678,799	602,445	34,934	2,974,581
	2017	640,000	0	894,969	673,994	599,183	28,177	2,836,323
Robert S. Bement, Executive Vice President and Special Advisor to the Chief Executive Officer of APS	2019	645,000	0	708,683	610,430	882,965	26,380	2,873,458
	2018	625,000	0	596,071	633,028	654,685	326,125	2,834,909
	2017	600,000	0	596,805	793,800	662,448	35,108	2,688,161
Daniel T. Froetscher, President and Chief Operating Officer of APS	2019	540,000	0	708,683	397,771[7]	1,576,177	23,700	3,246,331
	2018	494,534	0	695,598	443,885	418,855	31,642	2,084,514
Robert E. Smith, Senior Vice President and General Counsel of PNW and APS	2019	600,000	150,000	656,982	408,330	129,434	205,241	2,149,987

[1] Mr. Brandt retired on November 15, 2019. Included in his salary is $50,000 in consulting fees paid to him in 2019 pursuant to the Consulting Services Agreement (defined on page 84). Mr. Guldner's base salary increased from $730,000 to $1,100,000 on November 15, 2019 because of Mr. Guldner's promotion to Chairman of the Board, President, and Chief Executive Officer of PNW and APS.

[2] Mr. Smith received the second installment of his hiring incentive of $150,000 pursuant to his offer letter.

[3] The amounts in this column reflect the aggregate grant date fair value of performance shares and RSUs computed in accordance with FASB ASC Topic 718. For performance shares, 50% of the value reported is based on the probable outcome of the performance conditions as of the grant date using a Monte Carlo simulation model ($93.66) and 50% is based on the closing price on the date of grant ($90.65). The amounts in the column are allocated between the various equity grants as follows:

Name	RSUs ($)	Performance Shares ($)
Mr. Brandt	1,320,227	3,131,427
Mr. Guldner	540,274	1,280,955
Mr. Hatfield	300,233	711,805
Mr. Bement	210,308	498,375
Mr. Froetscher	210,308	498,375
Mr. Smith	260,347	396,635

The aggregate grant date fair value of the performance shares granted in 2019 assuming the highest level of performance is achieved is as follows: Mr. Brandt — $6,262,854; Mr. Guldner — $2,561,909; Mr. Hatfield — $1,423,611; Mr. Bement — $996,748; Mr. Froetscher — $996,748; and Mr. Smith — $793,271. There were no forfeitures in 2019.

(4) These amounts represent the payments described under "Executive Compensation Components — Annual Cash Incentives" in the CD&A, and, with respect to Mr. Brandt, includes $2,000,000 of the 2017 CEO Performance-Contingent Award because on February 19, 2019, the Committee approved a $4 million payment to Mr. Brandt based on the achievement of the specified performance goals. The remaining $2 million was included in the Summary Compensation Table in 2018 because in February 2018 the Committee determined that the (i) minimum ROE condition, (ii) 2017 earnings threshold, and (iii) Year 1 Milestones, as defined in the award agreement, had been achieved (the 2017 CEO Performance-Contingent Award is described under "Executive Compensation Components – Long-Term Incentives-Supplemental Awards" in the CD&A), and with respect to Mr. Bement, incentive payments received in connection with the outage incentive plans as follows: $1,800 for the 2018 Fall, 2019 Spring and 2019 Fall refueling outages for Palo Verde Units 2, 1 and 3, respectively (collectively, the "Refueling Outages").

(5) The amounts in this column for 2019 consist of: (i) the estimated aggregate change in the actuarial present value from December 31, 2018 to December 31, 2019 of each of the NEO's accumulated benefits payable under all defined benefit and actuarial pension plans (including supplemental plans and employment agreements) as follows: Mr. Brandt — $2,690,103; Mr. Guldner — $502,787; Mr. Hatfield — $799,811; Mr. Bement — $708,381; Mr. Froetscher — $1,553,074 (Mr. Froetscher is currently eligible for retirement at a reduced benefit; however the amount represents the amount he would be entitled to receive at age 60, at which time he would receive the full retirement benefit); and Mr. Smith — $129,434; and (ii) the above-market portion of interest accrued under the deferred compensation plan as follows: Mr. Brandt — $163,031; Mr. Guldner — $48,430; Mr. Hatfield — $14,536; Mr. Bement — $174,584; and Mr. Froetscher — $23,103. The actuarial present value provided in this footnote is driven by certain assumptions, including the discount rate and the mortality assumption.

(6) The amounts in this column include the following amounts for each of the NEOs for 2019:

Mr. Brandt:

• Company's contribution under the 401(k) plan	12,600
• Company provided personal security	21,898
• Perquisites and personal benefits consisting of a car allowance, executive physical and financial planning	14,559

Mr. Guldner:

• Company's contribution under the 401(k) plan	12,600
• Perquisites and personal benefits consisting of a car allowance and executive physical	14,111

Mr. Hatfield:

• Company's contribution under the 401(k) plan	12,600
• Perquisites and personal benefits consisting of a car allowance, executive physical and financial planning	15,118

Mr. Bement:

• Company's contribution under the 401(k) plan	12,600
• Perquisites and personal benefits consisting of a car allowance and executive physical	13,780

Mr. Froetscher:

• Company's contribution under the 401(k) plan	12,600
• Perquisites and personal benefits consisting of a car allowance and financial planning	11,100

Mr. Smith:

• Company's contribution under the 401(k) plan	7,269
• Perquisites and personal benefits consisting of a car allowance and financial planning	17,500
• Incremental cost of relocation expenses in connection with Mr. Smith's relocation to Phoenix, Arizona	10,556
• Tax gross-up relating to the relocation expenses	30,437
• Fees and costs associated with the sale of Mr. Smith's home in connection with his relocation to Phoenix, Arizona	116,089
• Fees and costs associated with the purchase of Mr. Smith's home in connection with his relocation to Phoenix, Arizona	23,390

(7) Messrs. Guldner and Froetscher elected not to receive a payout for the Customer Service business unit under the APS Incentive Plan, but the amount in this column reflects the amount they would have received had they not made this election. The actual amounts received by Messrs. Guldner and Froetscher under the APS Incentive Plan were $654,101 and $362,232, respectively.

(8) Mr. Hatfield served as Chief Financial Officer from July 2008 to January 2020.

Grants of Plan-Based Awards

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Donald E. Brandt		629,260	2,049,255	2,517,041					
	02/19/2019[4]				16,990	33,980	67,960		3,131,427
	(PS)								
	02/19/2019[5]							14,564	1,320,227
	(RSU)								
Jeffrey B. Guldner, CEO		6,050[6]	1,210,000[6]	2,420,000[6]					
Jeffrey B. Guldner, President		3,285[6]	657,000[6]	1,314,000[6]					
	02/19/2019[4]				6,950	13,900	27,800		1,280,955
	(PS)								
	02/19/2019[5]							5,960	540,274
	(RSU)								
James R. Hatfield		2,573	514,500	1,029,000					
	02/19/2019[4]				3,862	7,724	15,448		711,805
	(PS)								
	02/19/2019[5]							3,312	300,233
	(RSU)								
Robert S. Bement		2,419	483,750	967,500					
	02/19/2019[4]				2,704	5,408	10,816		498,375
	(PS)								
	02/19/2019[5]							2,320	210,308
	(RSU)								
			1,800[7]						
			1,800[7]						
Daniel T. Froetscher		2,025	405,000	810,000					
	02/19/2019[4]				2,704	5,408	10,816		498,375
	(PS)								
	02/19/2019[5]							2,320	210,308
	(RSU)								
Robert E. Smith		1,950	390,000	780,000					
	02/19/2019[4]				2,152	4,304	8,608		396,635
	(PS)								
	02/19/2019[5]							2,872	260,347
	(RSU)								

[1]   In this column the abbreviation "PS" means performance share awards and "RSU" means restricted stock unit awards.

(2) As required by SEC rules, the "Estimated Possible Payouts" represent the "threshold," "target," and "maximum" payouts the NEOs were eligible to receive under the 2019 Incentive Plans. The actual awards paid to the NEOs under the 2019 Incentive Plans are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. With respect to Messrs. Guldner, Hatfield, Froetscher and Smith, the minimum amount each officer would have been eligible to receive was calculated based on earnings achieving 1% and no achievement of the business unit performance metrics. The minimum amount Mr. Bement would have been eligible to receive was calculated based on the business unit performance metrics achieving 1% and no achievement of the APS earnings goals under the Palo Verde Incentive Plan. The CEO Incentive Plan does not specify a target opportunity. We calculated a representative target amount for Mr. Brandt by using the final results of the earnings and business unit components from 2018 (each of which were factors in Mr. Brandt's 2019 incentive award) to compute a hypothetical payout under the current 2019 CEO Incentive Plan. That hypothetical payout is used as a representative target amount. See "Executive Compensation Components — Annual Cash Incentives" in the CD&A for additional information about the 2019 Incentive Plans.

(3) The amounts in this column reflect the aggregate grant date fair value of performance shares and RSUs computed in accordance with FASB ASC Topic 718.

(4) This amount represents the 2019 Performance Shares described under "Executive Compensation Components — Long-Term Incentives — Performance Shares" in the CD&A. In accordance with FASB ASC Topic 718, 50% of the value is based on the probable outcome of the performance conditions as of the grant date using a Monte Carlo simulation model ($93.66), while the other 50% is based on the closing stock price on the date of grant ($90.65). There were no forfeitures in 2019.

(5) This amount represents the 2019 RSU awards described under "Executive Compensation Components — Long-Term Incentives — RSUs" in the CD&A. In accordance with FASB ASC Topic 718, we valued the RSUs using the number of RSUs awarded multiplied by the closing stock price on the date of the grant ($90.65). There were no forfeitures in 2019.

(6) From January 1, 2019 until November 15, 2019, Mr. Guldner participated in the APS Incentive Plan as President of APS and Executive Vice President Public Policy of Pinnacle West and he had a target award opportunity of up to 90% of his base salary. From November 15, 2019 until December 31, 2019, Mr. Guldner, as Chairman of the Board, President and Chief Executive Officer of PNW and APS, continued to participate in the APS Incentive Plan but he had a target award opportunity of up to 110% of his base salary. The amounts in these columns represent the incentive amounts that Mr. Guldner could have received if he had been in each respective position with the Company and APS for the entire year. However, Mr. Guldner was only eligible to receive a prorated amount under the APS Incentive Plan based on the amount of time he held each position.

(7) These amounts represent the payout opportunity under the outage incentive plans for the Refueling Outages. These incentive plans do not provide for a threshold or maximum payment.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

See the CD&A for further information regarding the terms of awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards table, and for discussions regarding the formulas or criteria to be applied in determining the amounts payable, vesting schedules, and the treatment of dividends.

The Company does not have formal employment agreements with its NEOs; however, we typically enter into offer letters with new executive officers. Deferred compensation credits granted to Mr. Bement are discussed under the heading "Discussion of Nonqualified Deferred Compensation" on page 92.

On November 4, 2019, the Committee approved a Consulting Services Agreement with Mr. Brandt that was effective upon his retirement date of November 15, 2019 (the "Consulting Services Agreement"). For a period of 12 months ("Retention Period"), Mr. Brandt will consult and advise on matters as requested by the Board in the transition of the responsibilities of the Chief Executive Officer to Mr. Guldner. In particular, Mr. Brandt will provide advice and support regarding the transition of oversight of the Palo Verde Generating Station.

Mr. Brandt may receive a total consulting fee of up to $1.75 million that will be payable as $25,000 per month for the first 11 months (the "Monthly Fee") and the balance of the consulting fee (the "Final Fee") will be paid at the end of the Retention Period, subject to an evaluation by the Committee and the Corporate Governance Committee that Mr. Brandt has performed the duties in the Consulting Services Agreement. Mr. Brandt is subject to certain restrictions and covenants in the Consulting Services Agreement, including confidentiality, non-compete and non-solicitation provisions. The Consulting Services Agreement also includes termination provisions as described herein under "Potential Payments upon Termination or Change of Control."

Pinnacle West and Mr. Smith executed an offer letter dated July 19, 2018. The offer letter provided for a guaranteed base salary increase of $50,000 effective January 1, 2019 and a second year hiring incentive of $150,000 that was payable within two weeks of the first anniversary of his employment date. Pursuant to the offer letter, Mr. Smith was to be awarded 3,750 performance shares and 5,625 RSUs, based on $80 per share, and were subject to change based on the stock price on the date of hire. Accordingly, the shares actually awarded to Mr. Smith were 1,232 performance shares to be released, only if the performance criteria are met in 2020; 2,464 performance shares to be released, only if the performance criteria are met in 2021; 1,232 RSUs that vested on February 20, 2019; 1,846 RSUs that vested on February 20, 2020; and 2,464 that will vest on February 19, 2021. Additionally, the offer letter provided that Mr. Smith was to receive a long-term stock base award grant in February 2019 with a grant date value of $550,000. The offer letter also provided for participation in the Supplemental Executive Retirement Plan and the Deferred Compensation Plan; a Change-in-Control Agreement similar to those provided to other officers and standard executive relocation benefits.

Effective October 17, 2018, Pinnacle West and Mr. Smith entered into a Supplemental Agreement to his offer letter which provided that Mr. Smith was to receive an additional long-term stock base award grant in February 2019 with a grant date value of $100,000.

Outstanding Equity Awards at Fiscal Year-End

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Stock Awards Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Donald E. Brandt	0[2]	0	17,423[8] (PS at threshold)	1,566,851
			42,267[9] (PS at target)	3,801,071
			36,169[10] (PS at target)	3,252,678
Jeffrey B. Guldner	5,960[3] (RSUs)	535,983	7,127[8] (PS at threshold)	640,932
	2,043[4] (RSUs)	183,727	6,725[9] (PS at target)	604,780
	1,254[5] (RSUs)	112,772	4,111[10] (PS at target)	369,703
	632[6] (RSUs)	56,835		
James R. Hatfield	3,312[3] (RSUs)	297,848	3,960[8] (PS at threshold)	356,123
	2,916[4] (RSUs)	262,236	9,606[9] (PS at target)	863,867
	2,363[5] (RSUs)	212,505	7,399[10] (PS at target)	665,392
	1,344[6] (RSUs)	120,866		
Robert S. Bement	2,364[3] (RSUs)	212,595	2,773[8] (PS at threshold)	249,376
	1,749[4] (RSUs)	157,288	5,765[9] (PS at target)	518,446
	1,506[5] (RSUs)	135,435	4,933[10] (PS at target)	443,625
	632[6] (RSUs)	56,835		
Daniel T. Froetscher	2,320[3] (RSUs)	208,638	2,773[8] (PS at threshold)	249,376
	2,043[4] (RSUs)	183,727	6,725[9] (PS at target)	604,780
	878[5] (RSUs)	78,959	2,879[10] (PS at target)	258,909
	554[6] (RSUs)	49,822		

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Robert E. Smith[11]	2,945[3] (RSUs)	264,844	2,207[8] (PS at threshold)	198,475
	4,402[7] (RSUs)	395,872	2,569[9] (PS at target)	231,031
			1,285[10] (PS at target)	115,560

[1] The amount in this column is calculated by multiplying the closing market price of our common stock at the end of 2019 ($89.93 per share as of December 31, 2019) by the number of RSUs, performance shares and corresponding dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's and performance shares actually vest, listed for the specified officer.

[2] Mr. Brandt retired November 2019. Upon his retirement he became fully vested in all outstanding RSU grants. The RSUs will be payable on the dates and in the percentages specified in their vesting schedules.

[3] This amount represents the RSUs awarded in 2019 that are described, with their vesting and release schedule, under "Executive Compensation Components — Long-Term Incentives — RSUs" in the CD&A.

[4] This amount represents (i) the remaining RSUs awarded in 2018 as follows: Mr. Guldner — 2,043; Mr. Hatfield — 2,916; Mr. Bement — 1,749; and Mr. Froetscher — 2,043; The 2018 RSUs vest and are released in 25% increments beginning on February 20, 2019, so they will be fully vested on February 18, 2022.

[5] This amount represents (i) the remaining RSUs awarded in 2017 as follows: Mr. Guldner — 1,254; Mr. Hatfield — 2,258; Mr. Bement — 1,506; and Mr. Froetscher — 878; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's actually vest, as follows: Mr. Hatfield — 105. The 2017 RSUs vest and are released in 25% increments beginning on February 20, 2018, so they will be fully vested on February 19, 2021.

[6] This amount represents (i) the remaining RSUs awarded in 2016 as follows: Mr. Guldner — 595; Mr. Hatfield — 1,264; Mr. Bement — 595; and Mr. Froetscher — 521; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's actually vest, as follows: Mr. Guldner — 37; Mr. Hatfield — 80; Mr. Bement — 37; and Mr. Froetscher — 33. The 2016 RSUs vested and were released in 25% increments beginning on Feb. 20, 2017 so they fully vested on Feb. 20, 2020.

[7] This amount represents the remaining RSUs awarded to Mr. Smith in 2018 pursuant to his offer letter as follows: (i) 4,310 and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's actually vest, as follows: 92. The award will vest in increments as described on page 84.

[8] This amount represents: (i) the 2019 Performance Shares — the SEC rules require us to assume a number of shares equal to the threshold (50% of Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the performance period, which ends on December 31, 2021; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying performance shares actually vest and are paid out, as follows: Mr. Brandt — 433; Mr. Guldner — 177; Mr. Hatfield — 98; Mr. Bement — 69; Mr. Froetscher — 69; and Mr. Smith — 55. The 2019 Performance Shares are described with their vesting schedule under "Executive Compensation Components — Long-Term Incentives — Performance Shares" in the CD&A.

[9] This amount represents: (i) the 2018 performance shares — the SEC rules require us to assume a number of shares equal to the target (100% of the Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the performance period, which ends on December 31, 2020; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying performance shares actually vest and are paid out, as follows: Mr. Brandt — 2,369; Mr. Guldner — 377; Mr. Hatfield — 538; Mr. Bement — 323; Mr. Froetscher — 377; and Mr. Smith — 105.

[10] This amount represents the 2017 performance shares. The performance period for these performance shares ended December 31, 2019; however, the payout was not determined until February 2020 for the portion tied to TSR and the payout, if any, for the portion tied to the five operational performance metrics will not be determined until October 2020, which is when the Company anticipates that we will have the information necessary to determine whether, and to what extent, the five performance metrics were met. SEC rules require us to (i) assume a number of shares equal to the target (100% of Base Grant) payout level for the 2017 performance shares; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying performance shares actually vest and are paid out, as follows: Mr. Brandt — 3,073; Mr. Guldner — 349; Mr. Hatfield — 629; Mr. Bement — 419; Mr. Froetscher — 245; and Mr. Smith — 53.

[11] The terms of the grants to Mr. Smith and their vesting dates are described in the narrative disclosure accompanying the Summary Compensation Table and the Grant of Plan Based Awards.

Option Exercises and Stock Vested

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)[1]**	**Value Realized on Vesting ($)[2]**
Donald E. Brandt	126,184	11,414,655
Jeffrey B. Guldner	7,741	712,283
James R. Hatfield	15,751	1,449,992
Robert S. Bement	7,879	724,953
Daniel T. Froetscher	6,759	621,963
Robert E. Smith	1,242	112,935

[1] The amount in this column consists of: (i) RSUs that were granted to Messrs. Brandt, Guldner, Hatfield, Bement and Froetscher in February 2018, and Mr. Smith in October 2018, that vested and were released in part on February 20, 2019 as follows: Mr. Brandt — 4,275; Mr. Guldner — 681; Mr. Hatfield — 972; Mr. Bement — 583; Mr. Froetscher — 681; and Mr. Smith — 1,232; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2018 and released in part on February 20, 2019 as follows: Mr. Smith — 10; (ii) RSUs that were granted to the NEOs (except Mr. Smith) in February 2017 that vested and were released in part on February 20, 2019 as follows: Mr. Brandt — 5,516; Mr. Guldner — 627; Mr. Hatfield — 1,129; Mr. Bement — 753; and Mr. Froetscher — 439; and dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2017 and released in part on February 20, 2019 as follows: Mr. Hatfield — 36; (iii) RSUs that were granted to the NEOs (except Mr. Smith) in February 2016 that vested and were released in part on February 20, 2019 as follows: Mr. Brandt — 6,543; Mr. Guldner — 595; Mr. Hatfield — 1,264; Mr. Bement — 595; and Mr. Froetscher — 521; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2016 and released in part on February 20, 2019 as follows: Mr. Brandt — 313; Mr. Guldner — 28; Mr. Hatfield — 60; Mr. Bement — 28; and Mr. Froetscher — 25; (iv) RSUs that were granted to the NEOs (except Mr. Smith) in February 2015 that vested and were released in part on February 20, 2019 as follows: Mr. Brandt — 7,619; Mr. Guldner — 606; Mr. Hatfield — 1,299; Mr. Bement — 606; and Mr. Froetscher — 520; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2015 and released in part on February 20, 2019 as follows: Mr. Brandt — 485; Mr. Guldner — 39; Mr. Hatfield — 83; Mr. Bement — 39; and Mr. Froetscher — 33; (v) 14,564 RSUs granted to Mr. Brandt in February 2019; 12,825 RSUs granted to Mr. Brandt in February 2018; 11,032 RSUs granted to Mr. Brandt in February 2017; 6,543 RSUs granted to Mr. Brandt in February 2016; dividend rights (and interest thereon) payable in stock earned on those RSUs consisting of 422 on the 2016 RSUs, in all cases that vested (but were not released) on November 15, 2019 (vi) additional RSUs resulting from notional dividends on the one-time award of supplemental grants of RSUs that were granted in February 2011 for performance prior to 2011 and further described below (the "Supplemental RSUs"), that vested, but were not released, on the following dates in 2019:

Name	**March 1**	**June 3**	**September 3**	**December 2**
Donald E. Brandt	231	227	228	271
Jeffrey B. Guldner	39	37	37	44
James R. Hatfield	64	63	64	76
Robert S. Bement	64	63	64	76
Daniel T. Froetscher	39	37	37	44

(The Supplemental RSUs vested 50% on February 15, 2013, 25% on February 14, 2014, and 25% on February 13, 2015. The Supplemental RSUs are not released to the recipient until the recipient's retirement, death, disability or separation of employment from the Company. Mr. Brandt's vested Supplemental RSUs will be released in May 2020); (vii) performance shares that were granted to the NEOs (except Mr. Smith) in February 2016, which were based on a performance period of January 1, 2016 to December 31, 2018, and which were released in 2019 when the Company had the information needed to determine whether, and to what extent, the applicable performance criteria were met, as follows: performance shares related to TSR were released on February 19, 2019 as follows: Mr. Brandt — 25,399; Mr. Guldner — 2,309; Mr. Hatfield — 4,906; Mr. Bement — 2,309; and Mr. Froetscher — 2,021; and dividend rights (and interest thereon) payable in stock on the performance shares released on February 19, 2019 as follows: Mr. Brandt — 2,435; Mr. Guldner — 221; Mr. Hatfield — 470; Mr. Bement — 221; and Mr. Froetscher — 194; and performance shares related to the six operational performance metrics were released on October 22, 2019 as follows: Mr. Brandt — 24,536; Mr. Guldner — 2,231; Mr. Hatfield — 4,740; Mr. Bement — 2,231; and Mr. Froetscher — 1,952; and dividend rights (and interest thereon) payable in stock on the performance shares released on October 22, 2019 as follows: Mr. Brandt — 2,720; Mr. Guldner — 247; Mr. Hatfield — 525; Mr. Bement — 247; and Mr. Froetscher — 216.

[2] The values realized for the RSUs, Supplemental RSUs and the performance shares are calculated by multiplying the number of shares of stock or units released or vested by the market value of the common stock on the release or vesting date, which: (i) for the performance shares released on February 19, 2019 was $90.65; (ii) the RSUs released on February 20, 2019 was $90.93. (iii) for the Supplemental RSUs vested on March 1, 2019 was $92.78; (iv) for the Supplemental RSUs vested on June 3, 2019 was $95.40; (v) for the Supplemental RSUs vested on September 3, 2019 was $95.58; (vi) for the Supplemental RSUs vested on December 2, 2019 was $85.75; and (vii) for the performance shares released on October 22, 2019 was $94.53; and (vii) for the RSUs vested on November 15, 2019 was $87.61.

Pension Benefits

The Pension Benefits table below includes estimates of the potential future pension benefits for each NEO based on the actuarial assumptions used for financial reporting purposes, such as the life expectancy of each NEO and his spouse and "discount rates."

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)[1]	Payments During Last Fiscal Year ($)
Donald E. Brandt[2]	Retirement Plan	17	588,324	0
	Supplemental Plan	17	18,333,218	0
Jeffrey B. Guldner[3]	Retirement Plan	15	295,256	0
	Supplemental Plan	15	2,256,938	0
James R. Hatfield[4]	Retirement Plan	12	274,484	0
	Supplemental Plan	12	4,578,566	0
Robert S. Bement[5]	Retirement Plan	13	312,247	0
	Supplemental Plan	13	3,739,428	0
Daniel T. Froetscher[6]	Retirement Plan	39	2,182,177	0
	Supplemental Plan	39	4,377,196	0
Robert E. Smith[7]	Retirement Plan	2	26,791	0
	Supplemental Plan	2	125,137	0

[1] See Note 7 of the Notes to Consolidated Financial Statements in the Pinnacle West/APS Annual Report on Form 10-K for the fiscal year ended December 31, 2019 for additional information about the assumptions used by the Company in calculating pension obligations.

[2] Mr. Brandt retired on November 15, 2019 and the amounts shown are the present values of Mr. Brandt's accumulated benefits for the Retirement Plan to be paid on January 1, 2020 as an annuity with one month of back payments and lump sum and for the Supplemental Plan to be paid on June 1, 2020 as a five-year certain payment (payable in 60 monthly installments) with six months of back payments.

[3] The amounts shown are the present values of Mr. Guldner's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments).

[4] The amounts shown are the present values of Mr. Hatfield's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments).

[5] The amounts shown are the present values of Mr. Bement's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments).

[6] The amounts shown are the present values of Mr. Froetscher's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments), both at age 60, which is the earliest Mr. Froetscher could retire with no reduction in benefits. See the following "Discussion of Pension Benefits."

[7] The amounts shown are the present values of Mr. Smith's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments).

Discussion of Pension Benefits

RETIREMENT PLAN AND SUPPLEMENTAL PLAN

The Company's Retirement Plan is a tax-qualified, noncontributory retirement plan for salaried and hourly employees. The Supplemental Plan provides additional retirement benefits for key salaried employees but does not duplicate benefits provided under the Retirement Plan. The total benefit is calculated and then benefits payable under the Retirement Plan are paid from a tax-exempt trust and any remaining benefits due under the Supplemental Plan are paid from the general assets of the Company.

Prior to April 1, 2003, benefits under the Retirement Plan and the Supplemental Plan (the "Traditional Formula Benefit") accrued in accordance with a traditional retirement plan formula based on average annual compensation and years of service (the "Traditional Formula").

A participant's Traditional Formula Benefit under the Retirement Plan is a monthly benefit for life beginning at normal retirement age (age 65 with 5 years of service or age 60 with 33 years of service) and is equal to the participant's average monthly compensation (the average of the highest 36 consecutive months of compensation in the final 10 years of employment) multiplied by 1.65% for the first 33 years of service, plus 1% of average monthly compensation for each year of service credited in excess of 33 years.

Under the Traditional Formula of the Supplemental Plan, a participant's monthly benefit for life beginning at normal retirement age (age 65 or age 60 with 20 years of service) is equal to the following:

- 3% of the participant's average monthly compensation (highest 36 consecutive months of compensation during employment) multiplied by the participant's first 10 years of service, plus
- 2% of the participant's average monthly compensation multiplied by the participant's next 15 years of service, minus
- benefits payable under the Retirement Plan.

The total monthly Traditional Formula Benefit is capped at 60% of the participant's average monthly compensation. A participant may elect to begin receiving a reduced Traditional Formula Benefit after attaining early retirement age (age 55 with 10 years of service). An actuarial reduction is applied to the Retirement Plan unless the participant has at least 20 years of service, in which case the reduction is 3% per year (prorated monthly) for each year prior to normal retirement. The reduction on the Supplemental Plan is 3% per year (prorated monthly).

Messrs. Hatfield, Bement and Froetscher currently qualify for early retirement, but not normal retirement, under the Retirement Plan and the Supplemental Plan. Mr. Brandt qualified for early retirement under the Retirement Plan and the Supplemental Plan when he retired. Messrs. Guldner and Smith do not currently qualify for early or normal retirement under either the Retirement Plan or the Supplemental Plan.

Effective April 1, 2003, the Company changed the benefit accrual formula for both the Retirement Plan and the Supplemental Plan to a retirement account balance formula (the "Account Balance Formula"). Active participants were able to elect to either (1) continue to earn benefits calculated under the Traditional Formula, or (2) earn benefits calculated (a) under the Traditional Formula for service through March 31, 2003, and (b) under the Account Balance Formula for service after that date. Messrs. Brandt's and Froetscher's benefits are calculated under the combined Traditional Formula/Account Balance Formula. Messrs. Guldner's, Hatfield's, Bement's, and Smith's benefits are calculated under the Account Balance Formula.

Under the Account Balance Formula, a notional account is established for each eligible participant and benefits are generally payable at termination of employment. The Company credits monthly amounts (based on the participant's current monthly compensation) to a participant's account.

Under the Retirement Plan, Company credits are based on the following formula:

Age Plus Whole Years of Service at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 40	4
40-49	5
50-59	6
60-69	7
70-79	9
80 and over	11

In addition, participants in the Retirement Plan on December 31, 2002 were eligible for up to 10 years of transition credits based on age and years of service (with the maximum transition credit equal to 2.75% of current monthly compensation).

Under the Supplemental Plan, Company credits are based on the following formula:

Age at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 35	12
35-39	14
40-44	16
45-49	20
50-54	24
55 and over	28

Company credits under the Supplemental Plan stop at the end of the year in which a participant attains 25 years of service (the "25-Year Cap").

For purposes of calculating the Traditional Formula Benefit and the Account Balance Formula benefit under the Retirement Plan, compensation consists solely of base salary up to $280,000, including any employee contributions under the Company's 401(k) plan, flexible benefits plan and qualified transportation arrangement under Section 132(f) of the Code. Amounts voluntarily deferred under other deferred compensation plans, bonuses, incentive pay and long-term equity awards are not taken into account under the Retirement Plan. The Supplemental Plan takes these amounts into account (with certain exceptions) plus base salary beyond the $280,000 limit.

Participants typically begin accruing service when hired and are vested after completing three years of service. Under both the Retirement Plan and the Supplemental Plan, Traditional Formula Benefits are usually paid in the form of a level annuity with or without survivorship and generally are not available as a lump sum. Account Balance Formula benefits are eligible to be paid in the form of a level annuity with or without survivorship or as a lump sum. All optional benefit forms available through the Retirement Plan are approximately actuarially equivalent. Under the Supplemental Plan, the 50% joint and survivor benefit is fully subsidized, and the other benefit forms are partially subsidized. The Supplemental Plan offers an additional five-year certain payment option (payable in 60 monthly installments).

Effective January 1, 2011, the Supplemental Plan was amended to reduce the Company credits for individuals who became participants on or after January 1, 2011 to the levels listed in the following table:

Age at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 35	8
35-39	9
40-44	10
45-49	12
50-54	15
55 and over	18

Individuals who became participants in the Supplemental Plan on or after January 1, 2011 are not entitled to receive a fully subsidized 50% joint and survivor annuity form of benefit, and the 25-Year Cap has been eliminated. Participants promoted to officer status on or after January 1, 2011 are not retroactively treated as officers for their entire period of employment.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Donald E. Brandt:					
DCP & 2005 Plan[3]	470,391	0	247,344	0	3,593,100
Supplemental RSUs[4]	0	0	0	0	2,694,752
RSUs[5]	0	0	0	0	3,976,267
Jeffrey B. Guldner:					
2005 Plan[3]	167,697	0	74,278	0	1,100,008
Supplemental RSUs[4]	0	0	0	0	448,211
James R. Hatfield:					
2005 Plan[3]	34,256	0	22,166	0	324,951
Supplemental RSUs[4]	0	0	0	0	749,117
Robert S. Bement:					
2005 Plan[3]	286,788	0	160,844	0	2,325,393
Supplemental RSUs[4]	0	0	0	0	749,117
Bement DCP Discretionary Credits[7]	0	0	101,112	0	1,403,707
Daniel T. Froetscher:					
DCP & 2005 Plan[3],[6]	59,214	0	35,322	(41,731)	520,197
Supplemental RSUs[4]	0	0	0	0	448,211
Robert E. Smith:					
2005 Plan	0	0	0	0	0

[1]   The amount of the executive contribution is solely from the voluntary deferral by the executive of the executive's designated compensation and does not include any separate Company contribution. These deferred amounts are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table.

[2]   A portion of the amounts reported in this column is the above-market portion of interest accrued under the deferred compensation plan (also reported as compensation in the Summary Compensation Table), including: Mr. Brandt — $163,031; Mr. Guldner — $48,430; Mr. Hatfield — $14,536; Mr. Bement — $174,584; and Mr. Froetscher — $23,103.

(3)   The historical contributions of each NEO to his aggregate balance at December 31, 2019, including "market rate" interest (as defined by the SEC) from the date of each contribution, is as follows: Mr. Brandt — $2,702,467; Mr. Guldner — $735,405; Mr. Hatfield — $261,014; Mr. Bement — $1,783,203; and Mr. Froetscher — $299,397. Of the totals in this column, the following amounts have been reported in the Summary Compensation Table in this Proxy Statement or in the Company's prior Proxy Statements: Mr. Brandt — $2,884,298; Mr. Guldner — $352,890; Mr. Hatfield — $278,569; Mr. Bement — $891,960; and Mr. Froetscher — $140,436.

(4)   Supplemental RSUs were granted to NEOs in 2011 (except Mr. Smith) and vested over a four-year period and earned additional Supplemental RSUs resulting from notional dividends on the vested underlying awards. The amount in the "Aggregate Balance at Last Fiscal Year End" column is calculated by multiplying the closing market price of our common stock at the end of 2019 ($89.93 per share as of December 31, 2019) by the number of vested Supplemental RSUs. Mr. Brandt's vested Supplemental RSUs will be released in May 2020. The following table shows historical vesting by year:

	Vested Supplemental RSUs	Vested Notional Supplemental RSUs	
	2013 - 2015	2013 - 2018	2019
Donald E. Brandt	21,580	7,428	957
Jeffrey B. Guldner	3,596	1,231	157
James R. Hatfield	5,996	2,067	267
Robert S. Bement	5,996	2,067	267
Daniel T. Froetscher	3,596	1,231	157

(5)   Mr. Brandt's RSUs vested in November 2019 when he retired. These RSUs will be released in accordance with the vesting schedule associated with each RSU grant. The amount in the "Aggregate Balance at Last Fiscal Year End" column is calculated by multiplying the closing market price of our common stock on November 15, 2019 ($87.61 per share) by the number of vested RSUs.

(6)   On January 15, 2019, Mr. Froetscher received a lump sum payment in the gross amount of $41,731 with regards to an election made under the 2005 Plan to receive a payout in January of the fifth year following the deferral of 2014 compensation. The lump sum payment included accrued interest.

(7)   The terms of the Bement DCP Discretionary Credits are discussed under "Discussion of the Nonqualified Deferred Compensation – DCP and 2005 Plan" below.

Discussion of Nonqualified Deferred Compensation

DCP AND 2005 PLAN

Effective January 1, 1992, the Company established The Pinnacle West Capital Corporation, Arizona Public Service Company, SunCor Development Company, and El Dorado Investment Company Deferred Compensation Plan (the "DCP"). Under the DCP, a participant who is an employee is allowed to defer up to 50% of annual base salary and up to 100% of year-end bonus, which would include awards under regular annual incentive plans, but not special incentive payments. A participant who is a member of the Board is allowed to defer up to 100% of the annual cash fees payable to the participant. Amounts deferred by participants are credited with interest at various rates in substantially the same manner as interest is credited pursuant to the 2005 Plan, as described below. Distributions may be made (1) within 60 days after the fifth year an amount was deferred, (2) on account of an unforeseen emergency, (3) on account of retirement after attaining age 65 with five years of service or after attaining age 55 with 10 years of service ("Retirement Benefit"), (4) on account of termination prior to retirement ("Termination Benefit"), (5) on account of disability, or (6) on account of death before termination of employment.

The Retirement Benefit and Termination Benefit are payable in a lump sum or in 5, 10, or 15 equal annual installments, as elected by the participant. Other benefits are generally paid in a lump sum. The method of crediting interest on lump sum and installment payments under the DCP is substantially the same as the method used in the 2005 Plan, as described below.

On December 15, 2004, the Board authorized the adoption of a new nonqualified deferred compensation plan for post-2004 deferrals (the "2005 Plan"). No future deferrals will be permitted under the DCP. The 2005 Plan, effective as of January 1, 2005, is based in large part on the DCP as described above. The 2005 Plan was adopted to comply with the requirements of Section 409A of the Code.

Under the 2005 Plan, a participant who is an employee is allowed to defer up to 50% of the participant's base salary and up to 100% of the participant's bonus, including regular awards under annual incentive plans, but not special awards. A participant who is a member of the Board is allowed to defer up to 100% of the annual cash fees payable to the participant. Amounts deferred by participants are credited with interest at various rates, as described below. Deferral elections of base salary and director's fees must be made prior to the calendar year in which such base salary or director's fees will be paid. A deferral election with respect to a bonus must be made before the first day of the calendar year in which the bonus is earned. When making a deferral election, a participant also makes an election regarding the time and form of the participant's distributions from the 2005 Plan. Distributions from the 2005 Plan must be made in accordance with Section 409A of the Code. Distributions may be made (1) in January of the fifth year following the year in which an amount was deferred, (2) on account of an unforeseeable financial emergency, (3) either (i) termination of employment or (ii) the later of termination of employment or attainment of age 55, or (4) on account of death before termination of employment.

In the event of termination of employment, attainment of age 55 or death, the benefit is payable in a lump sum or in 5, 10 or 15 equal annual installments, as elected by the participant. Benefits in the other circumstances are generally paid in a lump sum.

The 2005 Plan provides for a single rate of interest that will be determined by the plan committee, but which rate shall in no event be less than the rate of interest equal to the 10-year U.S. Treasury Note rate as published on the last business day of the first week of October preceding a plan year. The plan committee set the rate at 7.5% for plan year 2019.

Effective January 1, 2009, the Company amended the 2005 Plan to permit the Company, in its discretion, to award discretionary credits to participants. Discretionary credits generally will be paid at the time and in the form provided in the written award agreement.

The Company made a discretionary credit award to Mr. Bement in 2008 pursuant to the 2005 Plan consisting of $350,000 as of December 17, 2008, $70,000 as of January 1, 2010 and an additional $70,000 on January 1 of each of the next four years thereafter (the "2008 Bement DCP Discretionary Credits"). The 2008 Bement DCP Discretionary Credits earn interest in accordance with the 2005 Plan. The 2008 Bement DCP Discretionary Credits vested on December 31, 2014 and will be payable to Mr. Bement following his termination from the Company in such form as elected by Mr. Bement.

Additionally, the Company made a discretionary credit award to Mr. Bement in 2014 pursuant to the 2005 Plan consisting of $75,000 as of January 1, 2015 and an additional $75,000 on January 1 of each of the next three years thereafter (the "2014 Bement DCP Discretionary Credits" and together with the 2008 Bement DCP Discretionary Credits, the "Bement DCP Discretionary Credits"). The 2014 Bement DCP Discretionary Credits earn interest in accordance with the 2005 Plan. The 2014 Bement DCP Discretionary Credits vested on December 31, 2018 and will be payable to Mr. Bement following his termination from the Company in such form as elected by Mr. Bement.

Participation in both the DCP and the 2005 Plan is limited to officers, the Company's senior management group and directors of the Company and participating affiliates. The Company's obligations under the DCP and the 2005 Plan are unfunded (except in the limited change of control circumstance discussed below) and unsecured.

Potential Payments upon Termination or Change of Control

This section describes the potential payments that each of the NEOs could receive following termination of employment, including through death, disability, retirement, resignation, involuntary termination (with or without cause) or a change of control of the Company (each, a "Termination Event"). We describe plans, agreements, or arrangements under which each NEO could receive payments following a Termination Event, excluding those that do not discriminate in favor of our executive officers and that are available generally to all salaried employees and awards that are already vested. The description of payments to the NEOs under the various Termination Event scenarios described in this section are not intended to affect the Company's obligations to the NEOs. Those obligations are subject to, and qualified by, the contracts or arrangements giving rise to such obligations. Unless we note otherwise, the discussion below assumes that any Termination Event took place on December 31, 2019 for each NEO.

The Company does not have a severance plan that covers the NEOs. We also do not have traditional severance agreements or arrangements with our NEOs. We do have Change of Control Agreements, which are discussed below.

In addition to the termination payments set forth below, the NEOs would also receive a full distribution under the DCP, the 2005 Plan and pension benefits. Amounts payable to Messrs. Brandt, Guldner, Hatfield, Bement, Froetscher, and Smith under the DCP and the 2005 Plan are set forth in the Nonqualified Deferred Compensation table, which also shows which part of the payment is interest paid by the Company and which part is the executive's contribution.

With respect to pension benefits, the amounts that each of the NEOs would receive under the Supplemental Plan in the event of a Termination Event are set forth in the Pension Benefits table; however, assuming that the NEO (excluding Mr. Brandt who retired in November 2019) had died on December 31, 2019, the amounts payable under the Supplemental Plan, would have been as follows: Mr. Guldner — $1,952,646; Mr. Hatfield — $3,659,063; Mr. Bement — $2,991,274; Mr. Froetscher — $5,363,844 and Mr. Smith — $0. These amounts are based on the following assumptions: (1) the Traditional Formula Benefit is paid in the form of a monthly annuity to the NEO's spouse for life following his death and benefit payments commence immediately and (2) the Account Balance Formula is paid in the form of an immediate lump sum to his spouse. Messrs. Guldner, Hatfield, Bement, Froetscher and Smith would have received $2,256,938; $4,578,566; $3,739,428; $4,474,574 and $0, respectively, in the event of a Termination Event other than death due on December 31, 2019, and these amounts are based on the assumption that the benefit would be payable in five-year installment payments beginning on January 1, 2020.

With respect to the performance share awards, the recipient must remain employed with the Company throughout the performance period, unless the recipient meets any of the following exceptions, which would trigger a payment in connection with those certain Termination Events. In the case of the recipient's retirement while qualifying for Early Retirement or Normal Retirement under the Retirement Plan (the "Retirement Qualified Employee"), the employee is deemed to have been employed through the end of the performance period (with payout based on actual performance results). In the case of the recipient's retirement after reaching age 60 with five years of service, but not otherwise qualifying for Early Retirement or Normal Retirement under the Retirement Plan (a "Late Career Employee"), any performance share payout will vest pro-rata based on the number of days the recipient was employed during the performance period compared to the total number of days in the period. In the event the recipient is terminated for cause (regardless of the recipient's retirement date), the recipient shall not be deemed to have been employed through the end of the performance period and will forfeit the right to receive any payout. In the event of the death or disability of a Retirement Qualified Employee or a Late

Career Employee, the employee is deemed to have been employed through the end of the performance period (with payout based on actual performance results). In the event the recipient's employment is terminated without cause during the performance period, the CEO, in his discretion and with the Committee's approval, may determine if, to what extent, and when, any unvested portion of the grant may vest. The performance shares contain confidentiality protections that apply during employment and survive termination, and non-competition and employee solicitation restrictions that survive for a period of one year following termination of employment.

With respect to RSUs, the recipient must remain employed with the Company through the applicable vesting date, unless the recipient meets any of the following exceptions, which would trigger a payment in connection with those certain Termination Events. If a Retirement Qualified Employee retires, the RSUs will fully vest and will be payable on the dates and in the percentages specified in the vesting schedule. If a Late Career Employee retires, the recipient will receive a pro-rata payout of the portion that would have released on the next vesting date based on the number of days the recipient was employed from the last vesting date. If a Retirement Qualified Employee or a Late Career Employee dies or becomes disabled before the end of the vesting period, any outstanding RSUs will fully vest and will be payable no later than March 15 of the year following the year in which the event occurs. In the event a recipient is terminated for cause, any award the recipient would otherwise be entitled to receive following the date of termination is forfeited. In the event a recipient is terminated without cause, the CEO, in his discretion and with the Committee's approval, may determine if, and to what extent, any unvested portion of the grant will vest. The RSUs contain confidentiality protections that apply during employment and survive termination, and non-competition and employee solicitation restrictions that survive for a period of one year following termination of employment.

As described in the next paragraph, if a recipient's rights are adequately protected, a change of control will not result in any acceleration of a recipient's performance shares or RSUs. However, if a change of control occurs and the conditions of the following paragraph are not met, immediately prior to the change of control, the RSUs and performance shares will convert to either cash or stock, at the election of the recipient, and shall immediately vest. In converting the performance shares, the recipient will receive the number of shares of stock or the cash equivalent that would have been earned at the target level of performance, unless the Committee determines that a higher level of attained performance is reasonably ascertainable as of a specified date prior to the closing of the change of control transaction. The dividend equivalent awards will be paid in cash or stock as determined in accordance with the applicable award agreement.

Prior to a change of control, the Board may determine that no change of control shall be deemed to have occurred or that some or all of the enhancements to the rights of the recipient shall not apply to specified awards. The Board may exercise such override authority only if, before or immediately upon the occurrence of the specified event that would otherwise constitute a change of control, the Board reasonably concludes in good faith, that: (1) recipients holding awards affected by action of the Board override will be protected by legally binding obligations of the Company or the surviving entity or the parent thereof because such awards (A) shall remain outstanding following consummation of all transactions involved in or contemplated by such change of control, (B) shall be assumed and adjusted by the surviving entity resulting from such transactions or the parent thereof, or (C) shall be exchanged for new awards issued by the surviving entity resulting from such transaction or the parent thereof; and (2) changes in the terms of the award resulting from such transactions will not materially impair the value of the awards to the participants or their opportunity for future appreciation in respect of such awards.

The Company has entered into identical Change of Control Agreements with each of its executive officers, including each of the NEOs. The Company believes that these agreements provide stability for its key management in the event the Company experiences a change of control. The agreements contain a "double-trigger" that provides for certain payments if, during the two-year period following a change of control of the Company (the "first trigger"), the Company terminates the officer's employment for any reason other than death, disability or cause or the executive terminates his or her own employment following a significant and detrimental change in the executive's employment (the "second trigger"). In case of an officer's retirement, death or disability, no payments are made under the officer's Change of Control Agreement, except for the payment of accrued benefits; however, if the officer dies following the officer's receipt of a second trigger termination notice, the officer's estate will receive the change of control payments the officer would have received if the officer had survived. Pursuant to the Change of Control Agreement, each of the NEOs is obligated to hold in confidence any and all information in his possession as a result of his employment, during and after the NEO's employment with the Company is terminated.

The termination payment, if required, is an amount equal to 2.99 times the sum of the executive's annual salary at the time of the change of control plus the annual bonus (including incentive plan payments), as determined by an average over the last four years preceding termination. In addition, the executive is entitled to continued medical, dental, and group life insurance benefits at a shared cost until the end of the second year following the calendar year of termination. Outplacement services are also provided. If the limitations described in Section 280G of the Code are exceeded, the Company will not be able to deduct a portion of its payments. In addition, if these limitations are exceeded, Section 4999 of the Code imposes an excise tax on all or part of the total payments. In certain of the agreements, an additional gross-up payment equal to the excise tax (plus any penalties and interest) imposed on or with respect to the total payments is provided.

In May 2009, the Company determined that, on a going-forward basis, it would no longer provide excise tax gross-up payments in new and materially amended agreements with its NEOs, but provided for an exception that gave the Company the ability to include a limited excise tax gross-up provision in connection with recruiting a new executive to the Company. In 2018 the Committee removed this exception.

A change of control under the Change of Control Agreement includes: (1) an unrelated third-party's acquisition of 20% or more of the Company's or APS's voting stock; (2) a merger or consolidation where either the Company or APS combines with any other corporation such that the Company's or APS's outstanding voting stock immediately prior to merger or consolidation represents less than 60% of the voting stock of the Company or APS immediately after the merger or consolidation, but excluding a merger or consolidation effected to implement a recapitalization in which no unrelated third-party acquires more than 20% of the voting stock of the Company or APS; (3) a sale, transfer, or other disposition of all or substantially all of the assets of the Company or APS to an unrelated third-party; or (4) the case where the composition of either the Board of the Company or of APS changes such that the members of the Board of the Company (the "Company Incumbent Board") or of APS (the "APS Incumbent Board"), as of July 31, 2007 (and with respect to Messrs. Hatfield and Guldner as of July 31, 2008) no longer comprises at least two-thirds of the Company's or APS's Board of Directors. For purposes of this later provision, a person elected to either Board is treated as a member of the Company Incumbent Board or APS Incumbent Board if his or her nomination or election by shareholders was approved by a two-thirds vote of the members then comprising the Company Incumbent Board or APS Incumbent Board, and it does not include anyone who became a director in an actual or threatened election contest relating to the election of directors.

Each of the agreements terminates on December 31st of each year upon six months advance notice by the Company to the executive officer; if the six months advance notice is not given, the agreements will continue for successive one-year periods until the notice is given. The Company is required to deposit into a trust sufficient funds to pay obligations under the DCP, 2005 Plan and the Supplemental Plan in the case of an actual or potential change of control.

Mr. Brandt could receive certain termination payments under his Consulting Services Agreement. The Consulting Services Agreement may be terminated with or without cause by either Pinnacle West or Mr. Brandt upon 30 days' written notice. If the Consulting Services Agreement is terminated (i) by Mr. Brandt for any reason other than due to death or disability or (ii) by the Board for cause prior to the end of the Retention Period, Mr. Brandt will receive the Monthly Fee for only the month in which the Consulting Services Agreement is terminated and he will not be entitled to receive the Final Fee. If the Consulting Services Agreement is terminated prior to the end of the Retention Period due to (i) Mr. Brandt's death or disability or (ii) by the Board for any other reason, including without limitation as a result of a change of control, Mr. Brandt or his estate, as appropriate, will receive all of the unpaid Monthly Fees for the remainder of the Retention Period and the Final Fee in a single lump sum within 30 days following the date on which the Consulting Services Agreement is terminated.

The following tables quantify the amounts that would have been payable to each NEO if the indicated Termination Event had taken place on December 31, 2019. In the tables:

- We assume full vesting of outstanding performance shares (at the target level) and RSUs upon a change of control. The performance shares and RSUs, plus, where applicable, dividend equivalents, for the NEOs vest upon a change of control whether or not there is a subsequent termination of employment (subject however, to the Board's ability to override the vesting).
- Retirement benefits payable to Messrs. Hatfield, Bement and Froetscher include full vesting of outstanding performance shares (at the target level) and RSUs, plus, in all cases where applicable, dividend equivalents. Mr. Brandt retired in November 2019 so this reflects actual amounts that were triggered upon his retirement.
- Death or disability benefits payable to Messrs. Hatfield, Bement, and Froetscher, include full vesting of outstanding performance shares (at the target level) and RSUs, plus, in all cases where applicable, dividend equivalents.

Subject to the foregoing, the following tables describe the amounts that would have been payable to each NEO if a Termination Event had taken place on December 31, 2019:

Donald E. Brandt:

Component of Pay	Retirement ($)
Performance Shares	7,438,826
RSUs	3,976,267
TOTAL:	11,415,093

Jeffrey B. Guldner:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	All Other Termination Events ($)
Performance Shares	2,256,361[1]	0
RSUs	927,773[1]	0
Severance Benefits	3,387,592	0
Present Value of Medical, Dental, and Life Insurance Benefits	42,060	0
Outplacement Services	10,000	0
Excise Tax Gross-Up	2,597,039	0
TOTAL:	9,220,825	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

James R. Hatfield:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	2,241,571[1]	1,690,798	1,690,798	0
RSUs	933,174[1]	933,174	973,001	0
Severance Benefits	3,869,105	0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	33,195	0	0	0
Outplacement Services	10,000	0	0	0
TOTAL:	7,087,045	2,623,972	2,663,799	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Robert S. Bement:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	1,460,821[1]	1,092,617	1,092,617	0
RSUs	588,849[1]	588,849	615,001	0
Severance Benefits	3,703,081	0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	41,588	0	0	0
Outplacement Services	10,000	0	0	0
Excise Tax Gross-Up	2,153,920	0	0	0
TOTAL:	7,958,259	1,681,466	1,707,618	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Daniel T. Froetscher:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	1,362,369[1]	1,183,720	1,183,720	0
RSUs	547,644[1]	547,644	573,337	0
Severance Benefits	2,500,969	0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	42,188	0	0	0
Outplacement Services	10,000	0	0	0
Excise Tax Gross-Up	1,676,503	0	0	0
TOTAL:	6,139,673	1,731,364	1,757,057	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Robert E. Smith:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	All Other Termination Events ($)
Performance Shares	743,489[1]	0
RSUs	669,162[1]	0
Severance Benefits	1,151,527	0
Present Value of Medical, Dental, and Life Insurance Benefits	42,532	0
Outplacement Services	10,000	0
Excise Tax Gross-Up	0	0
TOTAL:	2,616,710	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the annual disclosure of the ratio of the median employee's annual total compensation to the prorated total annual compensation of Mr. Brandt, our former CEO and Mr. Guldner, our current CEO. For 2019 the median of the annual total compensation of all employees of our Company (other than our CEO) was $132,212 and the prorated total annual compensation of our former CEO and current CEO, as reported in the Summary Compensation Table in this Proxy Statement, was $11,882,550. Based on this information and using the required calculation methodology defined in Item 402(u) of Regulation S–K, for 2019, the ratio of the annual total compensation of our CEO to our median employee's annual total compensation was 90 to 1.

As permitted by Item 402(u) of Regulation S-K, for fiscal year 2019 we used the same median employee for the pay ratio as was used for the pay ratio in the Proxy Statement for fiscal year 2017. We determined that during 2019, as compared to 2018, there were no material changes in our employee population or our employee compensation arrangements that we believe would significantly impact our pay ratio disclosure. To identify the median employee compensation from our employee population, as well as to determine the annual total compensation of our median employee and our CEO, we took the following steps:

- We determined that, as of December 31, 2017, our employee population consisted of approximately 6,303 individuals, all of which were located in the United States. This population consisted of our full-time, part-time, temporary and seasonal employees.

- To identify the median employee from our employee population, we compared the total amount of salary, wages, overtime and premium pay, and an estimated cash incentive assuming a target payout under the APS Incentive Plans of our employees as reflected in our payroll records on December 31, 2017.

- We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation. Since all our employees are located in the United States, as is our CEO, we did not make any cost-of-living adjustments in identifying the median employee.

- Once we identified our median employee, we combined all of the elements of such employee's compensation for 2019 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $132,212. The difference between such employee's salary, wages, overtime and premium pay, and an estimated cash incentive assuming a target payout under the APS Incentive Plan and the employee's annual total compensation includes the amount the Company contributed under the 401(k) plan for the employee, the actual amount paid under the APS Incentive Plans and the estimated aggregate change in the actuarial present value from December 31, 2018 to December 31, 2019 of the employee's accumulated benefits payable under all defined pension plans.

- With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2019 Summary Compensation Table included in this Proxy Statement for both our former CEO, Mr. Brandt and our current CEO, Mr. Guldner and prorated the total compensation for each by the period of time they each held the postion of CEO during 2019.

AUDIT MATTERS

PROPOSAL 3

Ratification of The Appointment of Deloitte & Touche LLP as the Independent Accountant for the Company

 **The Board of Directors unanimously recommends a vote FOR ratification of the appointment of Deloitte & Touche LLP as the company's independent accountant for the year ending December 31, 2020**

The Audit Committee has appointed Deloitte & Touche LLP ("D&T") as the Company's independent accountant for the year ending December 31, 2020 and, as a matter of good corporate governance, has directed management to submit such appointment for ratification by the shareholders at the Annual Meeting. In the event the shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and the shareholders' best interests.

The Independent Accountant

The Audit Committee evaluates the selection of the independent accountant each year, and has appointed D&T, independent accountant, to examine the Company's financial statements for the year ending December 31, 2020, and, pursuant to Proposal 3, has requested shareholder ratification of this appointment. The Audit Committee has discussed the qualifications and performance of D&T and believes that the continued retention of D&T to serve as the Company's independent accountant is in the best interest of the Company and its shareholders.

In making the determination to retain D&T for 2020, the Audit Committee considered, among other things:

- D&T's technical expertise, particularly with respect to the complex area of utility regulatory accounting;
- Management's and D&T's review of D&T's historical and recent performance;
- The quality and candor of D&T's communications with the Audit Committee and management;

- D&T's independence and tenure as our auditor, including the benefits and independence risks of having a long-tenured auditor, and controls and processes that help ensure D&T's independence (see the additional information below);
- How effectively D&T demonstrated its independent judgment, objectivity, and professional skepticism; and
- The fees paid to D&T, which are reviewed and approved by the Audit Committee and then monitored by the Audit Committee throughout the year.

D&T served as the Company's independent accountant for the year ended December 31, 2019. Representatives of that firm are expected to participate in the Annual Meeting. These representatives will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Benefits of a Long-Tenured Independent Accountant

D&T has served as the independent accountant for Pinnacle West since its inception in 1985, and APS since 1932. The Committee carefully considered the tenure of D&T as our independent accountant in making its decision to select D&T as the independent accountant for 2020, including the following benefits that come with long tenure:

- Through more than 80 years of experience with the Company and APS, D&T has gained institutional knowledge of and deep expertise regarding our business operations, including the complexities of a business that is highly regulated at both the state and federal level, our accounting policies and practices and our internal controls over financial reporting; and
- Bringing on a new auditor requires a significant time commitment that could result in additional costs to the Company as well as distract management's focus on financial reporting and internal controls.

Accountant's Independence Controls

In further making its selection of D&T as the independent accountant for 2020, the Committee took into account the following controls over D&T:

- The Audit Committee's oversight of D&T, which included meeting with D&T at every regular in-person meeting in 2019, private meetings from time to time as requested by the Audit Committee members, and a committee-directed process for selecting the lead partner;
- Pre-approval policies of all services performed by D&T for the Company, and allowing the engagement of D&T only when the Audit Committee or its Chair believes D&T is best suited for the job;
- D&T conducts periodic internal quality reviews of its audit work and rotates lead partners every five years; and
- As an independent public accounting firm, D&T is subject to PCAOB inspections, independent peer reviews, and PCAOB and SEC oversight.

Pre-Approval Policies

As part of its oversight responsibility with respect to the independent accountant and in order to assure that the services provided by the independent accountant do not impair the independent accountant's independence, the Audit Committee has established pre-approval policies with respect to work performed by D&T for the Company. Under that policy, the Audit Committee pre-approves each audit service and non-audit service to be provided by D&T. The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve audit and non-audit services to be performed by D&T if the services are not expected to cost more than $50,000. Each audit and non-audit service presented to the Chair for pre-approval must be described in sufficient detail so that the Chair knows precisely what services the Chair is being asked to pre-approve so that he can make a well-reasoned assessment of the impact of the service on the independent accountant's independence. The Chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. All of the services performed by D&T in 2019 for the Company were pre-approved by the Audit Committee consistent with the pre-approval policy.

Audit Fees

The following fees were paid to D&T for the last two fiscal years:

Types of Service	2018 ($)	2019 ($)
Audit Fees[1]	2,894,318	2,861,956
Audit-Related Fees[2]	374,903	403,173
Tax Fees	0	0
All Other Fees	0	0

[1] The aggregate fees billed for services rendered for the audit of annual financial statements and for review of financial statements included in Reports on Form 10-Q.

[2] The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not included in Audit Fees reported above, which primarily consist of fees for employee benefit plan audits performed in 2018 and 2019.

Report of the Audit Committee

The Audit Committee is comprised solely of independent directors. Each member meets the NYSE financial literacy requirements, and Messrs. Fox and Nordstrom are "audit committee financial experts" under the SEC rules.

In accordance with its written charter adopted by the Board, the primary function of the Audit Committee is to assist Board oversight of: (a) the integrity of the Company's financial statements; (b) the independent accountant's qualifications and independence; (c) the performance of the Company's internal audit function and independent accountant; and (d) compliance by the Company with legal and regulatory requirements.

The Audit Committee reports as follows:

1. The Audit Committee has discussed and reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2019, with the Company's management and the independent accountant, D&T. The Audit Committee is directly responsible for the oversight of the Company's independent accountant. Management is responsible for the Company's financial reporting process, including the Company's system of internal controls and for the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. The independent accountant is responsible for auditing and rendering an opinion on those financial statements, as well as auditing certain aspects of the Company's internal controls. The Audit Committee's responsibility is to monitor these processes.

2. The Audit Committee has discussed with D&T the matters required to be discussed by the Statement on Auditing Standards No.1301, Communications with Audit Committees, as amended, and as adopted by the PCAOB.

3. The Audit Committee has obtained from D&T and reviewed the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence. The Committee discussed with D&T any relationships that may impact D&T's objectivity and independence and satisfied itself as to the accountant's independence.

4. Based on the foregoing, the Audit Committee has recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for filing with the SEC.

AUDIT COMMITTEE CHAIR	AUDIT COMMITTEE MEMBERS
Bruce J. Nordstrom	**Denis A. Cortese, M.D.**
	Richard P. Fox
	Dale E. Klein, Ph.D.
	Humberto S. Lopez
	David P. Wagener

Ms. Bryan joined the Audit Committee after this report was approved by the Audit Committee.

STOCK MATTERS

Ownership of Pinnacle West Stock

The following table shows the amount of Pinnacle West common stock owned by the Company's directors, the NEOs, our directors and executive officers as a group, and those persons who beneficially own more than 5% of the Company's common stock. Unless otherwise indicated, each shareholder listed below has sole voting and investment power with respect to the shares beneficially owned.

The address of each of the listed shareholders not otherwise set forth below is P.O. Box 53999, Mail Station 8602, Phoenix, Arizona 85072-3999. Unless otherwise indicated, all information is as of March 12, 2020, the Record Date for the Annual Meeting.

Name	Number of Shares Beneficially Owned[1] (#)	Percent of Class (%)
Directors:		
Glynis A. Bryan	521	*
Donald E. Brandt[2]	29,965	*
Denis A. Cortese, M.D.	14,656	*
Richard P. Fox	8,416	*
Michael L. Gallagher	17,527	*
Jeffrey B. Guldner	26,121	*
Dale E. Klein, Ph.D.	18,131	*
Humberto S. Lopez	52,040	*
Kathryn L. Munro	31,113	*
Bruce J. Nordstrom	29,511	*
Paula J. Sims	5,376	*
James E. Trevathan Jr.	2,178	*
David P. Wagener	12,793	*
Other NEOs:		
James R. Hatfield	30,064	*
Robert S. Bement	18,666	*
Daniel T. Froetscher	16,266	*
Robert E. Smith	1,284	*
All Directors and Executive Officers as a Group (22 Persons):	354,251	*
5% Beneficial Owners:[3]		
BlackRock, Inc. and certain related entities[4] 55 East 52nd Street New York, NY 10055	13,384,199	11.9%
State Street Corporation and certain related entities[5] One Lincoln Street Boston, MA 02111	6,544,780	5.8%
The Vanguard Group Inc.[6] 100 Vanguard Boulevard Malvern, PA 19355	13,805,893	12.3%

* Represents less than 1% of the outstanding common stock.

[1]   Includes: vested Supplemental RSUs (as defined on page 87 of this Proxy Statement) for the NEOs; vested RSUs and SUs payable in stock for the directors; and associated dividends payable in stock; as follows: Mr. Brandt — 29,965; Mr. Hatfield — 8,398; Mr. Bement — 8,398; Mr. Froetscher — 5,024; Mr. Guldner — 5,024; Mr. Fox — 3,066; Mr. Gallagher — 9,740; Dr. Klein — 18,031; Ms. Munro — 14,531; Ms. Sims — 2,960; and Mr. Trevathan — 1,301. The following shares are held jointly: Mr. Froetscher — 4,403; Dr. Klein — 100; Mr. Nordstrom — 28,011; Mr. Smith — 1,284; and Mr. Trevathan — 877. The following shares are held in joint trusts: Dr. Cortese — 14,656; Mr. Gallagher — 7,787; Mr. Hatfield — 21,638; Mr. Lopez — 52,040; Ms. Munro — 16,582; and Mr. Wagener — 12,793.

[2]   Mr. Brandt retired on November 15, 2019.

[3]   The Company makes no representations as to the accuracy or completeness of the information in the filings reported in footnotes 4-6.

[4]   BlackRock, Inc. Schedule 13G/A filing, dated February 3, 2020, relating to a parent holding company and certain affiliates, reports beneficial ownership as of December 31, 2019 of 13,384,199 shares, with sole voting power as to 11,992,401 shares and sole dispositive power as to 13,384,199 shares. The Company maintains normal commercial relationships with BlackRock, Inc. and its subsidiaries. The Company does not consider these relationships to be material.

[5]   State Street Corporation Schedule 13G filing, filed February 13, 2020, relating to a parent holding company and certain affiliates, reports beneficial ownership as of December 31, 2019 of 6,544,780 shares, with shared voting power as to 5,621,765 and shared dispositive power as to 6,522,593 shares. The Company maintains normal commercial relationships with State Street Corporation and its subsidiaries. The Company does not consider these relationships to be material.

[6]   The Vanguard Group, Inc. Schedule 13G/A, dated February 10, 2020, reports beneficial ownership as of December 31, 2019 of 13,805,893 shares with shared voting power as to 84,372 shares, sole voting power as to 193,704 shares, shared dispositive power as to 239,702 shares, and sole dispositive power as to 13,566,191 shares; Vanguard Fiduciary Trust Company as beneficial owner of 126,727 shares; and Vanguard Investments Australia, Ltd., as beneficial owner of 177,447 shares.

SHAREHOLDER PROPOSAL

PROPOSAL 4

Shareholder Proposal Seeking to Reduce Ownership Threshold to Call Special Shareholder Meetings

 **The Board of Directors recommends a vote AGAINST this proposal**

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, a beneficial owner of 50 shares of common stock of the Company, the proponent of a shareholder proposal, has stated that he intends to present a proposal at the Annual Meeting. The proposal and supporting statement, for which the Board of Directors accepts no responsibility, is set forth below. The Board of Directors opposes the shareholder proposal for the reasons set forth following the shareholder proposal.

Proposal 4 – Special Shareholder Meetings

Resolved, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give the owners of a total of 10% of our outstanding common stock the power to call a special shareowner meeting (or the closest percentage to 10% according to state law). This proposal does not impact our board's current power to call a special meeting. Pinnacle West shareholders permanently lack the power to act by written consent.

Adoption of this proposal topic could include a provision that a 20% stock ownership threshold would apply if a single shareholder calling for a special meeting owned 10% or more of Pinnacle West Capital stock.

Special shareholder meetings allow shareholders to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic, sponsored by William Steiner, won 78% support at a Sprint annual meeting. This proposal won 46%-support at the 2019 Pinnacle West Capital annual meeting without the above 20% stock ownership threshold carve out. The 2019 proposal also received majority support from the shareholders who had access to independent proxy voting advice.

The current stock ownership threshold of 25% can mean that more than 50% of shareholders must be contacted during the prescribed short window of time to simply call a special meeting. Plus many shareholders, who are convinced that a special meeting should be called, can make a small paperwork error that will disqualify them from counting toward the ownership threshold that is needed for a special meeting.

Plus we will never have a right to act by written consent since our company is incorporated in Arizona which is lax in not giving shareholders any right to act by written consent.

Any claim that a shareholder right to call a special meeting can be costly – may be moot. When shareholders have a good reason to call a special meeting – our board should be able to take positive responding action to make a special meeting unnecessary.

Shareholder proposals such as this have taken a leadership role to improve the corporate governance rules of our company. For instance a shareholder proposal by Emil Rossi resulted in our company adopting one-year terms for our directors to replace the previous lax 3-year terms.

And there is more work for shareholders to do since we have 3 directors who each have more than 20-years long-tenure. Long-tenure is the opposite of director independence. These directors also had a bloated influence on an important board committee – holding all the seats on the corporate governance committee. Perhaps shareholders are becoming impatient with these super long-tenured directors because Kathryn Munro, our Lead Director with 20-years long-tenure, was rejected by more shares than any other Pinnacle West director in 2019.

Please vote yes:

Special Shareholder Meetings – Proposal 4

Board of Directors Response

The Board of Directors has carefully reviewed the proposal and recommends that the shareholders vote **AGAINST** it.

Our Shareholders Already have the Right to Call Special Shareholder Meetings

In 2019 we received a substantially similar proposal from this proponent requesting that we reduce the threshold to call a special meeting to 10% from 25%. At the 2019 Annual Meeting, shareholders voted in favor of management, rejecting the proposal by a margin of 7.2%. As part of our annual shareholder engagement program, we discussed the topic with shareholders to get a better understanding of their preferences with regards to the threshold to calling a special meeting. As a result of these discussions, we found that there was no consensus from our shareholders as to what they believed the proper threshold should be, though a majority of them did not believe 10% was the proper threshold, as reflected in the 2019 vote results. However, during our conversations with shareholders, some shareholders did express a preference of a threshold less than 25%. As a result of this engagement with our shareholders, our Board voted to address these preferences.

In February 2020, after thoughtful deliberation, the Board of Directors voted to amend the Company's Bylaws to reduce the threshold required to call a special meeting. Shareholders holding 15% or more of the Company's outstanding shares of common stock have the right to call special meetings, provided certain conditions and requirements are met, including a one-year holding period. The Board strongly believes that the current 15% threshold is a reasonable and meaningful threshold affording shareholders a significant right and is part of an entire suite of rights that the Company provides to its shareholders.

We Have Established Multiple Governance Mechanisms to Ensure Accountability of the Board and Management to Shareholders

In addition to the existing right of shareholders to call a special meeting by shareholders holding 15% of the Company's outstanding stock, the Board has in place robust corporate governance policies that provide shareholders with a meaningful voice to communicate their priorities to the Board and management. While the Proponent dismisses or ignores these rights, they are meaningful opportunities for shareholders to voice their concerns. These rights include:

- **Annual director elections with a director resignation policy;**
- **Annual votes on the advisory "say-on-pay" vote on executive compensation;**
- **Proxy access, which is described on page 19;**
- **Cumulative voting for the election of directors; and**
- **No supermajority voting provisions.**

In addition, Pinnacle West **regularly engages with shareholders** to solicit and discuss their views on governance, executive compensation, and other matters, and feedback received from shareholders as part of our engagement program is provided to the Board. Our shareholder engagement program is described on pages 35-36.

Moreover, a 15% threshold is also the same as, or lower than, the special meeting rights at 87% of 468 S&P 500 companies surveyed by FactSet. Reducing the threshold to 10% could cause Pinnacle West to spend time and resources on a special meeting **even if holders of up to 90% of our shares do not want a special meeting**. If the proposal were adopted, a relatively small minority of shareholders – potentially with narrow, short-term interests – **could call an unlimited number of special meetings**, without regard to how the direct costs and other burdens might impact the Company's future success or the interests of the vast majority of shareholders. Holding a special meeting at the request of such a small minority of shareholders has the potential to injure the Company as they demand significant attention from the Board of Directors and senior management and they disrupt normal business operations. As a result, we believe special meetings should be limited to when there are urgent and important strategic matters or profound fiduciary concerns.

Our strong corporate governance policies and practices, including the ability of a reasonable minority of shareholders to call special meetings, already provide our shareholders with a significant ability to raise important matters with the Board and senior management. Accordingly, we believe that this shareholder proposal is not in the best interests of Pinnacle West and its shareholders, and for the reasons described above, **the Board recommends that shareholders vote AGAINST this shareholder proposal.**

GENERAL INFORMATION

Time, Date and Place

The Company's 2020 Annual Meeting of Shareholders ("Annual Meeting") will be held at 10:30 a.m., Mountain Standard Time, on Wednesday, May 20, 2020. The Annual Meeting will not be held at a physical location, but will instead be held virtually, where shareholders will participate by accessing a website using the Internet. The Annual Meeting will be accessed at www.virtualshareholdermeeting.com/PNW. To participate in the Annual Meeting, you will need the 16-digit control number included on the proxy card, the Internet Notice or the voting instruction form. Online check-in will begin at 10:15 a.m. Mountain Standard Time, and you should allow ample time for the online check-in proceedings. We will have technicians standing by ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call: 855-449-0991. An audio broadcast of the Annual Meeting will be available by telephone toll-free at 877-328-2502 (domestic) or 412-317-5419 (international). Upon dialing in, you will need to provide your 16-digit control number. Depending on concerns about the Coronavirus or COVID-19, we may need to postpone the meeting. The Company would publicly announce a determination to postpone the meeting in a press release available at www.pinnaclewest.com as soon as practicable before the meeting.

We continue to believe that the virtual-only format is in the best interests of our shareholders, given the time and expense of an in-person meeting compared to the shareholder participation at those meetings. The number of non-employee shareholders actually attending our Annual Meetings of Shareholders had significantly dwindled before we converted to the virtual only format. For the past five in-person meetings, only about 30 shareholders attended each of the meetings. The meetings, on average, lasted less than 45 minutes, including the formal business portion of the meeting, the remarks by the CEO, a video highlighting the Company's performance, and the question and answer period. A virtual meeting allows all of our shareholders, regardless of location, the ability to participate in the Annual Meeting.

Our virtual meeting will be governed by our Rules of Conduct, which we use for both in-person and virtual meetings. Shareholders at the virtual-only meeting will have the same rights as at an in-person meeting, including the rights to vote and ask questions through the virtual meeting platform. In the event we are not able to answer all the questions that are asked during the meeting, a list of all questions asked that comply with the Rules of Conduct that were not responded to during the meeting, and our response, will be posted on our website shortly after the meeting. Given the concerns about Coronavirus, or COVID-19, we may alter the agenda of the 2020 Annual Meeting to accommodate the safety of our employees who work to make the Annual Meeting possible.

Notice of Internet Availability

Unless you elected to receive printed copies of the proxy materials in prior years, you will receive a Notice of Internet Availability of Proxy Materials by mail, or if you so elected, by electronic mail (the "Internet Notice"). The Internet Notice will tell you how to access and review the proxy materials. If you received an Internet Notice by mail and would like to receive a printed copy of the proxy materials, you should follow the instructions included on the Internet Notice.

The Internet Notice is first being sent to shareholders on or about April 6, 2020. The Proxy Statement and the form of proxy relating to the Annual Meeting are first being made available to shareholders on or about April 6, 2020.

Record Date; Shareholders Entitled to Vote

All shareholders at the close of business on March 12, 2020 (the "Record Date") are entitled to vote at the meeting. Each holder of outstanding Company common stock is entitled to one vote per share held as of the Record Date on all matters on which shareholders are entitled to vote, except for the election of directors, in which case "cumulative" voting applies (see "Vote Required — Election of directors"). At the close of business on the Record Date, there were 112,488,837 shares of common stock outstanding.

Voting

 **VOTE PRIOR TO THE ANNUAL MEETING BY INTERNET**. The website address for Internet voting is on the proxy card, the Internet Notice and the voting instruction form. Internet voting is available 24 hours a day.

 **VOTE PRIOR TO THE ANNUAL MEETING BY TELEPHONE**. The toll-free number for telephone voting is on the proxy card, the Internet Notice and the voting instruction form. Telephone voting is available 24 hours a day.

 **VOTE PRIOR TO THE ANNUAL MEETING BY SCANNING THE QR CODE**. The QR code is on the proxy card, the Internet Notice and the voting instruction form, and is available 24 hours a day.

 **VOTE PRIOR TO THE ANNUAL MEETING BY MAIL**. You may vote by mail by promptly marking, signing, dating, and mailing your proxy card or voting instruction form (a postage-paid envelope is provided for mailing in the United States).

 **VOTE DURING THE ANNUAL MEETING OVER THE INTERNET**. To participate in the Annual Meeting, you will need the 16-digit control number included on the proxy card, the Internet Notice or the voting instruction form. Shares held in your name or shares for which you are the beneficial owner but not the shareholder of record may be voted electronically during the formal business portion of the Annual Meeting. Shares held in the Pinnacle West 401(k) Plan cannot be voted during the Annual Meeting. If you hold shares in the Pinnacle West 401(k) Plan, you will need to submit your vote to the plan trustee no later than midnight on May 17, 2020 to vote your shares.

You may change your vote by: re-voting by telephone; re-voting by Internet; or re-voting during the formal business portion of the Annual Meeting. For shares held in your name, you may change your vote by re-submitting a signed proxy card. In addition, for shares held in your name, you may also revoke a previously submitted proxy card by filing with our Corporate Secretary a written notice of revocation. For shares for which you are the beneficial owner but not the shareholder of record, you may change your vote by re-submitting a signed voting instruction form to your broker. In addition, for shares for which you are the beneficial owner but not the shareholder of record, you should contact your broker if you would like to revoke your vote.

Your vote is confidential. Only the following persons have access to your vote: election inspectors; individuals who help with the processing and counting of votes; and persons who need access for legal reasons. All votes will be counted by an independent inspector of elections appointed for the Annual Meeting.

Quorum

The presence, in person or by proxy, of a majority of the outstanding shares of our common stock is necessary to constitute a quorum at the Annual Meeting. In counting the votes to determine whether a quorum exists, shares that are entitled to vote but are not voted at the direction of the beneficial owner (called abstentions) and votes withheld by brokers in the absence of instructions from beneficial owners (called broker non-votes) will be counted for purposes of determining whether there is a quorum. Shares owned by the Company are not considered outstanding or present at the meeting.

Vote Required

Election of Directors

Individuals receiving the highest number of votes will be elected. The number of votes that a shareholder may, but is not required to, cast is calculated by multiplying the number of shares of common stock owned by the shareholder, as of the Record Date, by the number of directors to be elected. Any shareholder may cumulate his or her votes by casting them for any one nominee or by distributing them among two or more nominees. Abstentions will not be counted toward a nominee's total and will have no effect on the election of directors. You may not cumulate your votes against a nominee. If you hold shares in your own name and would like to exercise your cumulative voting rights, you must do so by mail. If you hold shares beneficially through a broker, trustee or other nominee and wish to cumulate votes, you should follow the instructions on the voting instruction form.

Say-on-Pay Vote

The votes cast "for" must exceed the votes cast "against" to approve the advisory resolution on the compensation disclosed in this Proxy Statement of our NEOs identified on page 49 — the say-on-pay vote. This resolution is not intended to address any specific item of compensation, but rather the overall compensation of the NEOs and the compensation philosophy, policies and procedures described in this Proxy Statement. Because your vote is advisory, it will not be binding on the Board or the Company. The Board will review the voting results and take them into consideration when making future decisions regarding executive compensation. Abstentions and broker non-votes will have no effect on the outcome of this proposal. We will hold an advisory vote on say-on-pay on an annual basis until we next hold an advisory vote of shareholders on the frequency of such votes as required by law.

Ratification of the Appointment of the Independent Accountant and Approval of the Shareholder Proposal

The votes cast "for" must exceed the votes cast "against" to ratify the appointment of the independent accountant for the year ending December 31, 2020 and for the approval of the shareholder proposal. Abstentions and broker non-votes will have no effect on the outcome of either item. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take into consideration our shareholders' views.

Board Recommendations

The Board recommends a vote:

⊘ **FOR** the election of the nominated slate of directors (Proposal 1);

⊘ **FOR** the approval, on an advisory basis, of the resolution approving the compensation of our NEOs, as disclosed in this Proxy Statement (Proposal 2);

⊘ **FOR** the ratification of the appointment of D&T as the Company's independent accountant for the year ending December 31, 2020 (Proposal 3); and

⊗ **AGAINST** the shareholder proposal (Proposal 4).

The Board is not aware of any other matters that will be brought before the shareholders for a vote. If any other matters properly come before the meeting, the proxy holders will vote on those matters in accordance with the recommendations of the Board or, if no recommendations are given, in accordance with their own judgment. The shareholder proposal will be voted on only if properly presented at the meeting.

Delivery of Annual Reports and Proxy Statements to a Shared Address and Obtaining a Copy

If you and one or more shareholders share the same address, it is possible that only one Internet Notice, Annual Report or Proxy Statement was delivered to your address. Registered shareholders at the same address who wish to receive separate copies of the Internet Notice, the Annual Report or Proxy Statement may:

• Call the Company's Shareholder Services Department at 1-602-250-5511;
• Mail a request to Shareholder Services at P.O. Box 53999, Mail Station 8602, Phoenix, Arizona, 85072-3999; or
• E-mail a request to: shareholderdept@pinnaclewest.com.

The Company will promptly deliver to you the information requested. Registered shareholders who share the same address but wish to receive one Internet Notice, Annual Report or Proxy Statement may contact the Company through the same methods listed above. Shareholders who own Company stock through a broker and who wish to receive single or separate copies of the Internet Notice, Annual Report or Proxy Statement should contact their broker.

You may access our Annual Report and Proxy Statement via the Internet. Copies of the Annual Report and Proxy Statement are available on the Company's website (www.pinnaclewest.com) and will be provided to any shareholder promptly upon request. Shareholders may request copies from Shareholder Services at the telephone number or addresses set forth above, or as described on the Internet Notice.

Shareholder Proposals for the 2021 Annual Meeting

To be included in the proxy materials for the 2021 Annual Meeting of Shareholders (the "2021 Annual Meeting"), any shareholder proposal intended to be presented must be received by our Corporate Secretary no later than December 7, 2020 at the following address:


Corporate Secretary
Pinnacle West Capital Corporation
400 North Fifth Street, Mail Station 8602
Phoenix, Arizona 85004


A shareholder who intends to present a proposal at the 2021 Annual Meeting, but does not wish it to be included in the 2021 proxy materials, must submit the proposal no earlier than January 20, 2021 and no later than the close of business on February 19, 2021.

Proxy Solicitation

The Board is soliciting the enclosed proxy. The Company may solicit shareholders over the Internet, by telephone or by mail. The Company has retained D.F. King & Co., Inc. to assist in the distribution of proxy solicitation materials and the solicitation of proxies for $11,000, plus customary expenses, and fees for additional services requested which are expected to not exceed $65,000. The costs of the solicitation will be paid by the Company. Proxies may also be solicited in person, by telephone or electronically by Company personnel who will not receive additional compensation for such solicitation. As required, the Company will reimburse brokerage houses and others for their out-of-pocket expenses in forwarding documents to beneficial owners of our stock.

OTHER MATTERS

Related Party Transactions

The Corporate Governance Committee is responsible for reviewing and approving all transactions with any related party, which consists of any of our directors, director nominees, executive officers, shareholders owning more than 5% of the Company's common stock and, with respect to each of them, their immediate family members and certain entities in which they are an officer or a shareholder, partner, member or other participant who, directly or indirectly, has a substantial ownership interest in or otherwise substantially controls or shares control of such entity (a "Related Party"). This obligation is set forth in writing in our Statement of Policy Regarding Related Party Transactions (the "Policy").

To identify Related Party Transactions, as defined in the Policy, each year the Company requires our directors and officers to complete director and officer questionnaires identifying any transactions with the Company in which a Related Party has an interest. We review Related Party Transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with our interests. The Code of Ethics requires all directors, officers, and employees who may have a potential or apparent conflict of interest to notify the Company's management. In addition, the Policy specifically provides that any Related Party Transaction must be approved or ratified by the Corporate Governance Committee. A "Related Party Transaction" is any transaction or a series of similar transactions in which the Company or any of its subsidiaries is or was a participant, where the amount involved exceeds $120,000 in the aggregate, and in which any Related Party has a direct or indirect material interest, other than:

- Transactions in which rates or charges are fixed in conformity with law or governmental authority (such as APS rates approved by the ACC);
- Transactions in which the rates or charges are determined by competitive bid; or
- The payment of compensation by the Company to the executive officers, directors, or nominees for directors.
- Based on the Policy, SEC rules, and our review, we had no Related Party Transactions in 2019.

Glynis A. Bryan, a Director since February 2020, is the Chief Financial Officer of Insight Enterprises, Inc. ("Insight"). Insight is a technology company and a vendor of APS providing information technology services and computer hardware and software products. For these products and services, APS paid less than $6,700,000 to Insight in 2019, which is less than 1% of the Company's and Insight's revenues for 2019. Because the amounts paid to Insight were such a small portion of its total revenues, the Corporate Governance Committee has determined that these payments are not material to Ms. Bryan.

Human Resources Committee Interlocks and Insider Participation

The members of the Human Resources Committee in 2019 were Ms. Munro, Dr. Cortese, and Messrs. Fox, Lopez and Trevathan. None of the members of the Human Resources Committee is or has been an officer or employee of the Company or any of its subsidiaries and no executive officer of the Company served on the compensation committee or board of any company that employed, or had as an officer, any member of the Human Resources Committee or the Board.

HELPFUL RESOURCES

Our Company

Pinnacle West Capital Corporation: http://www.pinnaclewest.com

APS: http://www.APS.com

Annual Meeting

Annual meeting online: http://www.virtualshareholdermeeting.com/PNW

Proxy materials: http://www.proxyvote.com

Board of Directors

Pinnacle West Board: http://www.pinnaclewest.com/about-us/corporate-governance/board-of-directors/

Board Committees

Audit Committee Charter: http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/audit-committee/

Corporate Governance Committee Charter: http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/corporate-governance-committee

Finance Committee Charter: http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/finance-committee

Human Resources Committee Charter: http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/human-resources-committee/

Nuclear and Operating Committee Charter: http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/nuclear-and-operating-committee/

Governance Documents

Code of Ethics and Business Practices: http://www.pinnaclewest.com/about-us/corporate-governance/code-of-ethics-and-business-practices/

Code of Ethics for Financial Executives: http://www.pinnaclewest.com/about-us/corporate-governance/code-of-ethics-for-financial-executives/

Corporate Governance Guidelines: http://www.pinnaclewest.com/about-us/corporate-governance/corporate-governance-guidelines/

Other

APS's Clean Energy Commitment: http://www.aps.com/cleanenergy/

Corporate Responsibility Report: http://www.pinnaclewest.com/corporate-responsibility/

Political Participation Policy: http://www.pinnaclewest.com/about-us/corporate-governance/Political-Participation-Policy

The information contained in these documents and websites are not incorporated by reference.

This Proxy Statement contains forward-looking statements based on current expectations. These forward-looking statements are often identified by words such as "estimate," "predict," "may," "believe," "plan," "expect," "require," "intend," "assume" and similar words. Because actual results may differ materially from expectations, we caution you not to place undue reliance on these statements. A number of factors could cause future results to differ materially from historical results, or from outcomes currently expected or sought by us. A discussion of some of these risks and uncertainties is contained in our Annual Report on Form 10-K and is available on our website at pinnaclewest.com, which you should review carefully before placing any reliance on our forward-looking statements or disclosures. We assume no obligation to update any forward-looking statements, even if our internal estimates change, except as may be required by applicable law.

Employee Network Groups

To encourage employees to challenge themselves, develop additional skills and advance within their chosen fields, the Company supports 10 employee networks that enable employees to connect with one another and promote career development:



The African American Network for Diversity and Inclusion's mission is to create a collaborative and highly engaged network of African-American employees that promote the interests of AANDI, its strategic initiatives and the values of APS.



The Lesbian, Gay, Bisexual & Transgender Alliance's mission is to build a community at APS to further support diversity and provide opportunities for members to achieve their professional and personal best through culture, communications, commerce and careers.



The Veteran Engagement, Transition & Retention Network's mission is to develop opportunities benefiting our honored Arizona veterans. We strive to promote their service to our country, leadership skills, and the achievements of veterans in the organization.



Women in Search of Excellence's mission is to build a community at APS to further develop women as they achieve their personal and professional excellence.



Palo Verde Young Generation in Nuclear's mission is to unite young professionals for the purpose of strengthening its community by focusing on the success of nuclear technology.



Palo Verde Women in Nuclear's mission is to promote an environment in which all employees are able to succeed while working to encourage public awareness about nuclear energy.



The Native American Network Organization's mission is to attract and develop Native American talent by providing professional development opportunities, assisting in recruiting and retention, and encouraging community development.



Next Gen's mission is to unite professionals new to the utility industry by providing professional development opportunities, enhance recruitment and retention, and organize community outreach programs.



The Hispanic Organization for Leadership and Advancement promotes a culture of inclusiveness and community stewardship across APS, as well as develops high-performing leaders in pursuit of operational excellence and continuous self-improvement.

NEW IN 2019



Links connects mid-to-late career employees with opportunities for development, networking and engagement.